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04012114

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME EVN

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 3178 FISCAL YEAR 9-30-03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dlw

DAT : 1/15/04

Energie vernünftig nutzen

EVN

Annual Report 2002/03



The EVN Group

EVN AG subsidiaries

- **31.5 EnergieAllianz Austria GmbH**
  Joint EnergieAllianz partner sales subsidiary
- **100 EVN Energievertrieb GmbH & Co KG**
  Electricity and gas sales to end customers within EnergieAllianz
- **31.5 e&t Energie Handelsgesellschaft mbH**
  Joint EnergieAllianz partner energy trading and sourcing subsidiary
- **15.7 EconGas GmbH**
  Joint EnergieAllianz partner, OÖF and OMV gas trading and key account sales company
- **100 evn naturkraft Erzeugungs- und Verteilungs GmbH & Co KG**
  Electricity generation from renewable energy sources
- **40 RAG-Beteiligungs-AG**
  - **75 Rohöl-Aufsuchungs AG**
    Oil and gas exploration and production, gas storage
- **10 Österreichische Elektrizitätswirtschafts-Aktiengesellschaft (Verbund)**
  Supra-regional power generation and transport
- **68.74 Burgenland Holding AG**
  - **49 Burgenländische Elektrizitätswirtschafts-AG (BEWAG)**
    Electricity supply
  - **49 BEGAS – Burgenländische Erdgasversorgungs-AG**
    Gas supply
- **9.33 Energie AG Oberösterreich**
  Electricity supply
- **31.23 Középdunántúli Gázszolgáltató Rt. (Kőgáz)**
  Regional gas supply in south-western Hungary
- **23.75 Austria Ferngas GmbH**
  Co-ordination of regional supply company gas purchasing
- **40 Toplak GmbH**
  Mobile electricity supply
- **100 evn wasser GmbH**
  Lower Austrian drinking water supply
  - **51 DTV Rt.**
    Drinking water supply and wastewater services in Dunavarsány, Hungary
  - **50 Wiental-Sammelkanal GmbH**
    Waste water management
- **100 WTE Wassertechnik Holding und Betriebs-GmbH**
  - **100 WTE Wassertechnik GmbH**
    Drinking water supply and waste water services
- **100 AVN Abfallverwertung Niederösterreich GmbH & Co KG**
  Waste incineration
- **50 NÖKOM NÖ Telekom Service GmbH**
  Provincial government telecommunications network
- **100 Utilitas Dienstleistungs- und Beteiligungs-GmbH**
  - **18.27 Vereinigte Telekom Österreich Beteiligungs GmbH**
    Joint telecommunications holding of the regional power companies
    - **75 UTA Telekom AG**
      Telecom and Internet services
  - **100 Kabelsignal AG**
    Cable TV and Internet services
  - **50 Allplan GmbH**
    Building utility, energy and environmental engineering
  - **100 teletech Facility Management Service GmbH**
    Facility management
  - **100 grafotech Beratungs- und Planungsgesellschaft mbH & Co KG**
    Digital cartography
  - **100 V&C GmbH**
    Cathodic corrosion protection
  - **100 EZO Gastronomie- und Service GmbH**
    General Services

□ **Energy business**
□ **Other infrastructure and supplementary services**

As per October, 2003
The main operative companies and Group holding companies are shown. Interests in %.

Key figures

		2002/03	2001/02	2000/01	1999/00	1998/99
Sales						
Electricity						
Electricity sales volumes	GWh	9,656	8,624	7,773	8,826	6,193
Electricity revenues	EUR m	608.1	556.5	549.2	592.3	558.7
Gas[1]						
Gas consumption	m m^3	1,406	2,317	1,589	1,609	1,616
Gas sales volumes	m m^3	1,072	1,895	1,322	1,336	1,381
Gas revenues	EUR m	304.1	417.2	343.8	254.9	256.7
Heating						
Heating sales volumes	GWh	877	786	721	712	671
Heating revenues	EUR m	42.0	36.5	34.1	26.8	24.3
Water[2]						
Water sales volumes	m m^3	26	24	23	24	22
Water revenues	EUR m	21.4	18.7	17.7	17.5	16
Income statement						
Sales revenues	EUR m	1,082.1	1,113.9	1,014.7	948.1	902.4
EBITDA	EUR m	227.5	250.0	243.8	255.3	236.4
EBITDA margin	%	21.0	22.4	24.0	26.9	26.2
Operating result (EBIT)	EUR m	102.5	127.9	121.0	119.4	113.6
EBIT margin	%	9.5	11.5	11.9	12.6	12.6
Result before tax	EUR m	145.4	137.6	126.3	127.4	–301.1
Net result	EUR m	102.6	89.5	87.8	94.5	–187.0
Earnings/share	EUR	2.73	2.39	2.56	2.78	–5.50[3]
Balance sheet						
Balance sheet total	EUR m	2,993.8	2,803.9	2,498.6	2,215.0	2,125.0
Equity	EUR m	1,137.5	1,041.1	1,013.0	849.9	797.6
Equity ratio	%	38.0	37.1	40.5	38.4	37.5
Net debt	EUR m	347.0	441.9	342.1	269.2	277.3
Gearing	%	30.5	42.4	33.8	31.7	34.8
Cash flow and investments						
Cash flow from operations	EUR m	213.2	263.9	190.1	207.0	289.1
Investments in tangible assets	EUR m	228.0	161.7	157.7	177.3	212.2
Employees						
Number of employees	Average	2,317	2,199	2,204	2,221	2,276
EBIT/employee	TEUR	44.3	58.2	54.9	53.7	49.9
Value added						
Capital employed	EUR m	2,206.9	2,066.2	1,802.8	1,626.6	1,569.4
Return on equity (ROE)	%	9.4	8.7	9.4	11.3	7.7[4]
Return on capital employed (ROCE)	%	6.2	6.1	6.4	7.5	6.0[4]
Dividend/share	EUR	0.75[5]	0.70	0.70	0.73	0.73[3]

[1] From January 1, 2003, excluding gas key account sales and gas trading due to the transfer to EconGas
[2] Take-over and consolidation of evn wasser from July 1, 2001; retrospective presentation for the respective periods from October to September
[3] Adjusted for the 1:3 share split as per June 23, 2000
[4] Excluding exceptional measures due to electricity market deregulation
[5] *Proposal to the Annual General Meeting*









Always at your service – this is the punch line of a TV commercial with which EVN is currently advertising its services portfolio and, above all, drawing attention to its basic business approach. Our claim actually goes far beyond being available to our customers "at all times" or "around the clock". For irrespective of whether a reliable supply of electricity, gas, heating, water and telecommunications, the generation of environment-friendly electricity and heat from renewable energy sources, or complete individual support at EVN's 26 customer centres is involved, EVN is quite literally always at your service.

As a multi-service utility with an extensive, competitively priced range of products and services on a one-stop shop basis, EVN guarantees the supply of public and infrastructure services in both Lower Austria and beyond. This sense of certainty is also communicated in the TV commercial.

Images and sequences from the commercial were the inspiration for the illustrations contained in this Annual Report. The Austrian artist and graphic designer, Alexander Rendi, has thus continued his already traditional, creative interpretations of current EVN advertising. As is the case with EVN activities, the main focus is on people, i.e. customers.

View Spot: www.investor.evn.at


Key figures
Group chart

2002/03 at a glance

- ► Electricity, heating and water sales volumes higher than in the preceding year.
- ► Gas sales lower due to a change in sales structure.
- ► EBIT down on the preceding year.
- ► Net result improved.
- ► EconGas successfully active in the market since the beginning of 2003.
- ► "Austrian electricity solution" gets the green light from the EU Commission.
- ► Waste incineration plant goes into operation.
- ► WTE purchase brings a quantum leap in the water business segment.

	2002/03	2001/02	Change
	EUR m	EUR m	%
Sales revenues	1,082.1	1,113.9	–2.9
EBITDA	227.5	250.0	–9.0
EBIT	102.5	127.9	–19.8
Net result	102.6	89.5	+14.6
	EUR	EUR	
Earnings/share (EPS)	2.73	2.39	+14.2
Dividend/share	0.75[1]	0.70	+7.1

[1] Proposal to the AGM

EVN: a leading supplier of energy, water and infrastructure services

EVN is an Austrian energy and services company, which provides its customers, who are mainly located in Lower Austria, the country's largest federal province, with electricity, gas, heat, water and related services on a one-stop shop basis using highly modern infrastructure.

The company is also aware of its responsibilities to the environment. Consequently, in recent years it has stepped up investment in the use of renewable energy sources such as water, wind power and biomass.

Another priority is high efficiency. To ensure further dynamic growth as a multi-service utility, EVN offers environment-friendly, competitively priced products, following a strategy that not only involves the expansion of its core business, but also targeted diversification into related business areas, e.g. waste incineration.

In an increasingly competitive market environment, EVN has also turned to partnerships with other energy companies in the electricity and gas areas. As a result, during recent years, the company has successfully established a competitive international position in the fields of energy trading and sales.

EVN is committed to a policy of maximum transparency and increased shareholder value and strives to ensure long-term success.

Contents

Corporate Bodies

Executive Board



Herbert Pöttschacher
Member of the Board
Born 1949, degree in surveying, development and environmental planning. Member of the EVN Board since July 1995. Herbert Pöttschacher has executive responsibility for power station engineering, general administration and internal auditing.

Rudolf Gruber
Chairman
Born 1933, doctor of law. EVN Chairman since January 1968 (1968 – 1987 NEWAG and NIOGAS). Rudolf Gruber has executive responsibility for energy business, business administration, Group communications and investor relations, human resources and legal matters.

Peter Layr
Member of the Board
Born 1953, doctor of technical sciences. Joined EVN in 1978 as an engineer, member of the board since October 1999. Peter Layr has executive responsibility for network engineering, technical operations, engineering and environmental controlling.

Supervisory Board

Chairman

Theodor Zeh

Vice-Chairpersons

Stefan Schenker

Traude Dierdorf

Members

Walter Aigner

Edgar Führer

Norbert Griesmayr

Gottfried Holzer

Reinhard Jordan

Helmut Krünes

Robert Lehner

Franz Madl

Wolfgang Peterl

Gerhard Posset

Leopold Richentzky

Michaela Steinacker

Employee representatives

Franz Hemm

Otto Krupka

Rudolf Rauch

Friedrich Jelinek

Leopold Rösel

Peter Ruis

Günter Stadler

Manfred Weinrichter

Environmental Advisory Committee

Siegfried Ludwig
(Chairman)

Wolfgang Berger

Reinhard Dayer

Wolfgang Frank

Rudolf Friewald

Helmut Frisch

Albert Hackl

Walter Hatak

Ernst Höger

Oswald Jahn

Herbert Kaufmann

Heinz Kaupa

Helmut Kroiss

Hermann Kühtreiber

Günther Leichtfried

Herbert Peninger

Adolf Stricker

Paul Weiß

Heinz Zimper

Employee representatives

Leopold Buchner

Franz Ziegelwagner

Corporate Governance

EVN introduces its own corporate governance code to ensure complete transparency

Clear, easily understood regulations

Good corporate governance is part of EVN's corporate approach and in September 2003 the company introduced its own separate code. As a result, for the first time shareholders, management and employees have access to a manual, which offers a clearly structured and easily understandable presentation of the management and control procedures in place at EVN. Unlike the Austrian Corporate Governance Code, which due to the diversity of the companies involved must offer room for manoeuvre in many areas, the EVN Corporate Governance Code clearly regulates all the areas addressed. At the same time, a corporate governance officer has been appointed, with the task of checking compliance with the code and reporting the resultant findings to the Supervisory Board.

Balanced relationship between management and control

EVN regards corporate governance as being the sum of all the basic principles concerning shareholder interests, which focus on transparency and a balanced relationship between management and control, while preserving the ability of the uppermost levels of company management to take decisions and act efficiently. In line with the Austrian Corporate Governance Code, EVN has combined those principles, which are best suited to the optimisation of responsible corporate management and control, that is geared to creating a long-term rise in value. The code should serve as a guide to shareholders and the general public during their investment decisions and secure EVN's competitiveness in the international capital markets.

Sustainability aspects included

In this regard, EVN goes beyond purely managerial aspects and sees the term good corporate governance as also meaning the securing of corporate success, a protective approach to natural resources and responsibility towards employees and society. In the Sustainability Report, which accompanies this document, EVN provides detailed and transparent information concerning initiatives in line with the concept of sustainability-oriented corporate management.

The Code of Corporate Governance of EVN is available on the investor relations homepage at **www.investor.evn.at/CorporateGovernance.**

The development of the corporate governance standard of the capital markets is continually monitored. This allows the EVN Corporate Governance Code to be adjusted on the basis of the company's own experience and that of third parties, in order to best achieve the desired objectives.

Strategy

Always at your service. Forward



Strategy

One-stop energy, water and infrastructure services

Multi-service utility

In the course of the implementation of its multi-service utility concept, during recent years EVN has completed the transition from being purely an energy company to a customer-oriented provider of public services. Apart from the integrated supply of electricity, gas and heat, the company has also been able to establish additional activities in core business related areas such as water, waste incineration and telecommunications, which possess dynamic growth potential. In the medium-term, the water and waste treatment areas should account for up to one-third of total EVN Group sales revenues and thus secure the future earnings power of the Group.

Integrated energy services with cost and customer advantages

Horizontal and vertical integration

Horizontal and vertical integration in the electricity, gas, heating and water areas, where the EVN Group covers the entire value added chain from production to the supply of end customers, provides the company with cost advantages and EVN customers with a chance to obtain a complete range of energy, water and infrastructure services on a one-stop shop basis.

Apart from the umbrella brand "EVN", the criteria for success in this regard include a local presence, individual support and reliable around-the-clock fault repair service. In order to secure optimum service standards in all customer segments, a general differentiation is made between individual customer groups and their specific needs and interests.

EVN Group / Business area activities


Electricity
Generation
EVN AG
evn naturkraft (100%)
Trading
e&t (31.5%)
Grid
EVN AG
Supply
EAA GmbH (31.5%)
EVN KG (100%)
Switch (31.5%)
Strategic investments
BEWAG (33.7%)1)
Energie AG (9.3%)
Verbund (10%)
Gas
Sourcing
EconGas (15.7%)
RAG (30%)
Grid
EVN AG
Supply
EconGas (15.7%)
EVN KG (100%)
Strategic investments
BEGAS (33.7%)1)
KÖGÁZ (31.2%)
Heating
Generation
Grid
Supply
EVN AG
Water
Drinking water supply/ waste water services
evn wasser (100%)
WTE (100%)2)
Waste incineration
Waste incineration plant Dürnrohr
AVN (100%)3)
Telecommunications
EVN AG
kabelsignal (100%)
nökom (50%)
UTA (13.7%)
Services
Allplan (50%)
grafotech (100%)
teletech (100%)
Toplak (40%)

[1] Indirect ownership via Burgenland Holding AG
[2] Since October 1, 2003
[3] Full operation from January 1, 2004 onwards

Optimised performance and efficiency

Supply autonomy

Increasing price volatility and temporary power shortages on the European continent highlight the importance of possessing flexible, in-house generation capacity. Therefore, in years to come, EVN will continue to focus on the ongoing optimisation of the output and efficiency of its production facilities. At the same time, continuing power station automation will lead to an improvement in plant reliability.

High-quality network infrastructure for electricity, gas, heat, water and telecommunications

High standard of distribution

Apart from the provision of sufficient quantities of electrical power at competitive prices, reliable distribution is a decisive factor in a secure, high-quality electricity supply. This is especially the case with regard to transmission, where customers must depend on their regional network operator.

As an operator of electricity, gas, heat, water and telecommunications networks, during recent years EVN has invested in high-quality, sustainable infrastructure and has thus created the basis for a functional supply system. However, as is the case with generation plant investment, a long-term, organised legal framework is required in order to maintain the high standards, that EVN seeks to fulfil.

EnergieAllianz and "Austrian solutions" for electricity and gas

Strong position in a liberalised European energy market

Against the background of the deregulation of the European electricity and gas markets, EVN has sought to enhance its corporate competitiveness through new partnerships. Together with other regional suppliers, which are united in the EnergieAllianz founded in 2000, and traditional, national wholesale suppliers such as Verbundgesellschaft and OMV, "Austrian solutions" have been created for the electricity and gas sectors.

Numerous advantages from partnerships

Both concepts envisage the merger of major sections of the energy businesses of the partners involved. In future, joint companies will be responsible for sourcing, trading and key account management. Numerous advantages will be gained from these partnerships, extending from economies of scale and secure access to environment-friendly electricity from Austrian hydropower, to the sharing of the risks involved in take-or-pay agreements relating to gas supply.

While EconGas, the joint subsidiary in the gas sector, has already started to operate, operations in the electricity field are expected to commence in 2004, following the implementation of the stipulations laid down by the EU Commission for the approval of the partnership.



Gas sourcing, storage, trading and key accounts

- **EconGas**

In the gas area, EconGas GmbH has been operating successfully since January 1, 2003 as a central hub for sourcing, storage, trading and key account sales. This concentration of partner company activities means that for the first time, a combination of wholesaling and distribution has been achieved in the Austrian energy industry. EconGas is 50% owned by the EnergieAllianz partners and Oberösterreichische Ferngas (OÖF) on the one hand and OMV on the other. EVN has a 15.7% holding.

With a gas volume of 6 bn m³ and sales revenues of around EUR 1.1 bn in its first business year (April 1, 2002 – March 31, 2003), EconGas numbers among the top 20 companies in Europe and is pursuing a clear growth strategy. Its core activity consists of the direct sale of natural gas to Austrian and other European business customers with annual demand in excess of 500,000 m³. The second EconGas focal point is the development of its trading business on the international markets. The first on-line auction of natural gas in Europe, which took place in July 2003 and involved 250 m m³, marked the entry of EconGas into a new and decisive phase in the liberalisation of the Austrian gas market. In addition, the company also fulfilled its commitment to support the formation of a liquid natural gas market. On the basis of this pioneering achievement, during the coming years, EconGas intends to expand the Baumgarten natural gas hub into a trading centre and thus consolidate its position in the international market.

Electricity trading

- **APT**

In the electricity sector, Austrian Power Trading AG (APT) is intended to sell the entire production of the partners and thus participate in the international market. The Verbundgesellschaft will own a two-thirds stake in the company, the EnergieAllianz, one-third. EVN will receive a 10.5% holding. Apart from economies of scale, with a planned annual trading volume of approximately 100,000 GWh, APT has the potential opportunity to become one of Europe's top ten electricity trading houses. APT's yearly sales will total around EUR 3 bn. In the course of the "Austrian electricity solution", e&t, which was previously responsible for the electricity trading activities of the EnergieAllianz partners, will be merged with APT.

"Austrian solutions for electricity and gas"


BEWAG/ BEGAS
Energie AG
EVN
Wien Energie
Linz AG
Oberösterreichische Ferngas
EAA (retail)
e&t/APT (electricity trading)
„e&s new" (key accounts)
EconGas (gas sourcing/ trading/ key accounts)
Verbund
OMV
Electricity
Gas

- **"e&s new"**

Key account electricity sales

"e&s new" will be responsible for electricity sales to key accounts with an annual requirement in excess of 4 GWh. The EnergieAllianz will own a two-thirds stake in the company, the Verbundgesellschaft, one-third. EVN will receive a 21% holding. Once in full operation, "e&s new" will have annual sales of around 8,000 GWh. Thanks to its size, "e&s new" has the opportunity to serve customers beyond Austria's borders.

Retail sales

The supply to other customers, comprising private households and commercial companies, will continue under the "EVN" umbrella brand. In order to also exploit economies of scale and synergies in this area, EnergieAllianz partner retailing has been concentrated in EnergieAllianz Austria GmbH (EAA). Operative customer supply is now the responsibility of the joint sales subsidiaries of EAA and the regional partner companies. In EVN's case, this is EVN Energievertrieb GmbH & Co KG.

New business areas – further development of water and waste activities

Apart from further expansion in its core energy business, expansion in the supplementary areas of water and waste incineration represents an important aspect of EVN's strategy.

- **Penetration of the complete value added chain in the water business area**

WTE takeover

With the takeover of the WTE Group, EVN has decisively strengthened its position in the water market and has thus sharpened up its profile as a complete supplier for the entire water business sector. EVN can now act as a partner to local government and offer comprehensive services in the area of drinking water supply and wastewater treatment both in Austria and internationally. The restructuring of the municipal water sector, awaited in the wake of the EU water directive, will also open up additional perspectives for EVN in the water sector.

- **Waste incineration**

Utilisation of AVN know-how

Following the successful building and start-up of AVN's waste incineration plant adjacent to EVN's Dürnrohr thermal power station, the know-how thus acquired, as well as the technology and the sophisticated logistics concept, will now be used for other projects. In view of the existing legal framework in Europe, waste incineration represents a growth market with large capacity requirements.





The EVN Share

Always at your service. Forward



The EVN Share

The EVN share suffers falls in both price and turnover

Varied international stock exchange pattern

During the period between October 2002 and September 2003, the international stock markets continued to be affected by the depressed economic situation and uncertainties relating to both the Iraq war and the SARS crisis. Therefore, the markets initially showed considerable volatility. However, following a slump in the first quarter of 2003, the most important indices have steadily improved since mid-March 2003 and exceeded the levels of September 2002. Between the beginning of October 2002 and the end of September 2003, the Dow Jones Index demonstrated growth of 18.2% while the DAX rose by 13.7%.

The ATX was again able to clearly buck the international trend and, following a brief period of weakness at the beginning of the period under review, rose continually. Overall, the index showed a 27.8% increase in value during EVN's 2002/03 business year.

The Dow Jones Euro Stoxx Utilities showed far less dynamism. Apart from a sharp fall during February and March 2003, during the period under review the index only rose by a total of 1.1%. In the same period, the EVN share lost 15.4% of its value and its turnover on the Vienna Stock Exchange declined from EUR 334.4 m to EUR 106.6 m. The over-the-counter sales (OTC sales) figures for Prime Market companies, which were published for the first time by the Vienna Stock Exchange and the Austrian Financial Market Authority, showed sales of EVN shares totalling EUR 200.2 m. This corresponds with a 65.3% share of overall EVN share turnover.

EVN share represented in two sustainability indices

FTSE4Good and Ethibel

EVN is represented in the FTSE4Good and Ethibel sustainability indices. These indices comprise companies, which meet recognised, international standards relating to responsibility for the environment and stakeholders (shareholders, employees, customers, and society). Thus, the indices serve as a benchmark for ecologically and ethically oriented investors, whose numbers have risen steadily in recent years. For EVN, inclusion in these indices is a clear confirmation of the management's commitment to the sustained economic, ecological and social development of the company.

Index weighting of the EVN share

	September 30, 2003
ATX (Austrian Traded Index)	2.39%
ATX Prime	2.11%
WBI (Vienna Stock Exchange Index)	3.58%

EVN share price and ATX (Austrian Traded Index) – relative development


Base: October 1, 2001
140
120
100
80
Oct | Nov | Dec | Jan | Feb | Mar | Apr | May | Jun | Jul | Aug | Sep | Oct | Nov | Dec | Jan | Feb | Mar | Apr | May | Jun | Jul | Aug | Sep | Oct |
2002
2003
EVN closing price
ATX

The EVN share

Basic information

Share capital	EUR 91,072,392.62 37,581,455 non-par value shares
ISIN security code number	AT0000741053
Tickers	EVNV.VI (Reuters); EVNE AV (Bloomberg); AT; EVN (Dow Jones); EVNVY (ADR)
Stock exchange listings	Vienna; Frankfurt; Munich
ADR programme; depositary	Sponsored level one ADR programme (5 ADR = 1 share); Bank of New York
Ratings	AA– (Standard & Poor's); Aa3 (Moody's)

Performance

		2002/03	2001/02	2000/01
Share price at the end of September	**EUR**	36.22	43.98	42.08
Highest price	**EUR**	44.50	48.43	43.98
Lowest price	**EUR**	35.40	41.00	27.25
Value of shares traded[1]	**EUR m**	106.6	334.4	488.8
Share of total turnover[1]	**%**	0.6	2.8	3.0
Market capitalisation at the end of September	**EUR m**	1,361	1,653	1,581

[1] Vienna Stock Exchange

Ownership structure


51%

Province of Lower Austria
EnBW
Raiffeisenlandesbank Oberösterreich
Free float

As per November 2003

Ownership structure

Various changes took place in the ownership structure of EVN during the past financial year. On the basis of constitutional law requirements, the province of Lower Austria is the majority shareholder with around 51% of company stock. In addition, EnBW Energie Baden-Württemberg AG owns more than 10%, while Raiffeisenlandesbank Oberösterreich holds over 5%. The remaining shares make up the free float. Around 0.3% of stock is held by the EVN work force.

Stable dividend policy

Fair return for shareholders

The EVN dividend policy is based on sustained, continuous development. It takes into account long-term growth prospects, EVN's future investment and financing requirements, and an appropriate return for company shareholders.

In view of the increase in the net result, the Board will propose an increase in the dividend per share for the 2002/03 financial year from EUR 0.70 to EUR 0.75 to the Annual General Meeting. This corresponds with a payout ratio of 27.5%.

Ratings

Credit ratings unchanged

The stable spread of EVN issues on the secondary market and the unchanged ratings from Moody's (Aa3) and Standard & Poor's (AA–) indicate that with regard to its credit worthiness, EVN continues to number among the leading European energy supply companies.

Financial calendar 2003/04

75th AGM EVN FORUM, Maria Enzersdorf	January 23, 2004
Ex-dividend day	January 28, 2004
Dividend payment	January 30, 2004
Result Q. 1, 2003/04[1]	February 25, 2004
Result HY 1, 2003/04[1]	May 26, 2004
Result Q. 1–3, 2003/04[1]	August 25, 2004
Annual results press conference 2003/04[1]	December 14, 2004

[1] Provisional





Investor relations

Deregulation of the European energy markets has meant radical changes for EVN and its shareholders, which extend from altered preconditions for business to shifts in the shareholder structure.

EVN Capital Markets Day

In view of these circumstances, during the 2002/03 financial year, EVN undertook a number of initiatives in the investor relations area. In September 2003, a Capital Markets Day was held at the EVN FORUM for Austrian and international financial analysts and institutional investors. This provided the participants with a detailed insight into the company's operations, the changing Group structure and EVN's new business areas. In addition to the half-yearly presentation of results in Vienna and London, during the period under review, EVN also completed road shows in Europe and the USA and made presentations at a number of financial conferences.

Extensive research coverage

At present, EVN is covered by Bank Austria Creditanstalt (Vienna), CDC IXIS Securities (Paris), Erste Bank (Vienna), Merrill Lynch (London), Morgan Stanley (London) and RCB Raiffeisen Centro Bank (Vienna).

Active communications with EVN's retail investors continued in the period under review, and included a special private shareholder meeting and presence at an investment trade fair. Furthermore, EVN participated actively in the promotion of Vienna as a financial centre within the framework of the Austrian Capital Market Committee.

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Investor relations homepage redesigned

In order to meet the needs of the financial community for readily accessible and detailed information on the Internet in full, the EVN investor relations homepage has been redesigned and the range of services and information available considerably expanded.

Besides the customised services for individual shareholders in the "MyShare" section, the features of the new website include e-mail services for press releases and the EVN share price, the daily communication of the EVN share price via SMS, or a share price calculator, which shareholders can use at any time to obtain information concerning the performance of their investment.

More detailed information is available at **www.investor.evn.at/infoservice.asp**.



Human Resources

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Human Resources

Human capital as a vital success factor

Well-trained and motivated employees

Particularly in a liberalised market, well-educated, service-oriented and motivated employees constitute a major prerequisite for sustained, successful corporate development.

Human resources management principles

In the course of its efforts to be an attractive and fair employer, EVN sees itself obliged to adhere to a number of fundamental principles:

- **Equal treatment and opportunities**
  For EVN, equal treatment and opportunities for its entire work force are a matter of course.

- **Employee protection**
  Statutory safety regulations are supplemented by a detailed internal organisational instruction manual and a "Safety Handbook", which are specially tailored to the working conditions in the energy industry (electricity, natural gas, heat, water, network and power station operation).

- **Transparency**
  The supply of the work force with current and comprehensive information concerning ongoing company development is one of the most important communications assignments within EVN.

Flexible working hours

Flexitime model without core time

EVN offers its work force a flexitime model without core time, i.e. without a fixed period of obligatory attendance, in order to further enhance the already high levels of personal responsibility, general efficiency and customer service within the company.

Competence enhancement

Two or more qualifications encouraged

To realise the "One Face to the Customer" concept, a single employee must be able to provide comprehensive information regarding all of EVN's energy and services activities and be capable of working in any of these areas. For these reasons, EVN encourages its work force to acquire two or more professional qualifications. Accordingly, 39 EVN employees concluded additional training as electricity, gas or heating fitters during the past financial year.

With expenditure of around EUR 1.1 m (seminar charges, trainers, e-learning), EVN spent slightly more on further training during the 2002/03 financial year than in the comparable period of 2001/02.



Employee numbers

Growth of 5.4%

During the 2002/03 financial year, the average Group work force increased by 5.4%, or by 118 people, from 2,199 to 2,317. The main reasons for this increase were the completion of recruitment for the AVN waste incineration plant as well as the extensions to the scope of consolidation. At present, EVN is training 54 apprentices.

Average number of employees[1)]

	2002/03	2001/02	2000/01	1999/00
EVN AG	1,966	1,997	2,041	2,135
Other business areas	351	202	163	89
EVN Group total	**2,317**	**2,199**	**2,204**	**2,221**
Thereof apprentices	54	31	11	15

1) Full-time basis

Details of EVN's activities in the interests of its employees are contained in the EVN Sustainability Report 2002/03, which is published with this Annual Report. Should you not have received this report, it can be ordered at any time via **www.investor.evn.at**.





Research & Development

Numerous, EU-funded projects

During the 2002/03 financial year, EVN again took part in a number of research projects, which also received EU funding. Up to 15 employees worked a total of about five man-years on the various projects in the period under report.

Focus on clean, safe and efficient hard coal firing

Increased efficiency and reduced use of primary energy

In co-operation with international partners, research took place at the Dürnrohr power station into possible increases in efficiency as well as reductions in the use of primary energy during the generation process derived from the use of the now operational steam link with AVN's waste incineration plant. Other research took place into the safe use of coal, e.g. through the prevention of mill explosions and the self-ignition of hard coal.

Use of alternative fuels

During the past two years, EVN has also carried out tests at the Dürnrohr power station involving the use of alternative fuels. On the basis of the information gained, future research is also to take place with regard to the indirect firing of secondary fuels (grains, sewage sludge, etc.). The major advantage of these substances lies in their CO_2 neutrality, which means that they can be employed for power generation without adding to the greenhouse effect.

Electricity from biomass

Successful pilot plant operation

During the period under review, an interesting project for the generation of electricity from biomass entered a decisive phase with the commencement of pilot operation. Within the "Renewable Energy Network Austria" (reNet Austria), EVN and partners from the scientific and plant building areas have completed a pilot plant in Civitas Nova, a suburb of Wiener Neustadt. The plant generates wood gas from forest chippings, which is then employed by a gas engine for electricity production. The next objective is to demonstrate stable, continuous running for commercial applications.



Risk Management

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Risk Management

Risk management organisation

Strategic risk controlling across the Group

Legal frameworks, fluctuations in the purchase prices for energy and other raw materials, as well as the competitive environment in which they operate all influence the business development of utility companies. In order to accommodate the changes in the energy industry derived from deregulation, EVN has gradually introduced financial and energy business risk controlling, which has now been expanded to include strategic risk controlling across the Group.

A separate staff unit has been formed to deal with risk controlling. In addition, an integrated reporting and control system has been installed to assist with the rapid identification, evaluation and control of strategic and operative risks and opportunities.

Integrated planning and control system

In the interest of a long-term increase in corporate value, EVN is employing a multiphase, integrated planning and control system, which measures and controls business success on a regular basis with the help of given targets. Deviations from the planned values in actual development are identified and analysed periodically and the appropriate counter-measures are then taken. The Supervisory Board is also integrated into this process by means of regular reporting.

Parallel to these control systems, EVN also has an internal auditing department. This undertakes regular checks on business processes and organisational sequences with regard to their correctness, security and efficiency.

Risk categories

The main risks involved in the business of EVN and its Group companies:

- **Market risks**

  Sales, sourcing and price risks

  For EVN, the increasing intensity of competition in the liberalised energy markets is primarily linked to sales, sourcing and price risks. EVN reduces these risks through the use and enlargement of its own production plant capacity, trading activities and active portfolio and risk management.

  EVN counteracts sales risks through partnerships, the development of new products and services, as well as the acquisition of both national and international acquisitions. Another major element in EVN's risk policy is the enlargement of its product and services range in core business related areas. Intensified marketing activities also serve to generate loyalty among existing customers and assist the enlargement of the customer base.

- **Energy industry and network risks**

  Political and legal risks

  Industry-related risks result mainly from changes in political and legal structures to which EVN and other energy suppliers are continually subject.

  As a consequence of the legal unbundling of the transmission networks in the electricity and gas sectors sanctioned by the European Union, as well as the increasing pressure on network tariffs and falling revenues, economic disadvantages and a subsequent decline in accepted security of supply and quality standards is anticipated.

- **Performance and operating risks**

Performance and operating risks

EVN operates state-of-the-art plants for the production and distribution of energy and it is their complete reliability that forms the main prerequisite for company business activities. Accordingly, the company counteracts operational and breakdown risks by means of stringent maintenance and quality controls, as well as regular maintenance checks and servicing. EVN also limits possible damage through insurance protection. As far as possible, threats to the IT network are excluded by modern security systems.

- **Financial management risks**

Foreign currency and interest management on a Group basis

Comprehensive guidelines, rules and limits have been defined for the EVN Treasury Management. In order to limit risks derived from shifts in exchange and interest rates, foreign currency and interest management is organised on a Group basis. Derivative financial instruments are also employed. Limits exist for this type of transaction and adherence is constantly monitored. In order to minimise the partner risk, this business is only conducted via banks with first class credit ratings.

Immediately after conclusion, all financial transactions are registered in a risk management system. This allows a daily overview of all the main risk indicators. EVN's financial risk situation is assessed on the basis of the value at risk indicator.

General risk

At present, EVN does not see any risks that could endanger the existence of the company. The functional capacity and the procedures of the risk management system are scrutinised by internal auditing and the Group auditors.





The 2002/03 Financial Year

Always at your service. Forward



Management Report

Legal framework

New EU directives for electricity and gas
The single market guidelines for electricity and natural gas were revised with effect from June 26, 2003. The main aspects of the new guidelines are:

- The member states are obliged to completely open their electricity and gas markets by July 1, 2007, at the latest.
- For vertically integrated energy companies, a legal unbundling of the network area with regard to legal form, organisation and power of decision has been stipulated.
- "Regulated network access" is the only permitted system and "negotiated access" practiced in some member states is to be abolished.
- The obligatory creation of regulative authorities is required.
- The regulations for the guarantee of security of supply and environmental protection are tightened.

The Austrian electricity market was deregulated entirely in October 2001 and the gas market followed in October 2002. Network access was regulated from the outset and regulative authorities already exist in the shape of E-Control GmbH and the E-Control Commission. During the realisation of unbundling, special attention will have to be paid to the maintenance of the security and quality of supply, the prevention of any disadvantages to network customers and, in particular, to the preservation of the synergies derived from historical, organic integration.





New network tariffs

Unobjective and large tariff cuts prescribed

The E-Control Commission has established new network tariffs per decree for EVN's gas business (as per October 1, 2002 and June 1, 2003) and for the electricity business (as per November 1, 2003). From EVN's viewpoint this large reduction in network tariffs lacked objectivity and a factual basis. Therefore, the company has challenged both decrees in the constitutional court.

A frequently announced incentive-based regulation model for electricity and gas network tariffs, which also includes a productivity comparison (benchmark system), will allegedly be introduced in the coming calendar year. However, in view of the fact that the parameters of this system of tariffs are yet to be defined, the effects cannot be precisely estimated at present. For EVN, which despite unfavourable topographical preconditions is the Austrian cost leader, such an incentive-based regulation model could prove to be generally advantageous.

CO_2 directive

Trading with CO_2 emission certificates from 2005

In the summer of 2003, the EU approved the so-called CO_2 directive, which envisages the introduction of trading in CO_2 emission certificates. The next step is for the distribution of emission rights to be regulated at national level by March 2004. Trans-European emission rights trading is due to commence in 2005. Within the terms of the Kyoto protocol for the reduction of greenhouse gas emissions, the EU undertook to complete an 8% cut. Moreover, within the terms of "EU burden sharing", Austria committed itself to achieving the highly ambitious target of a 13% cut in 1990 emission levels by 2012, which will have an effect on both generation costs and the market prices for electricity.

Landfill legislation

Waste treatment becomes obligatory

On January 1, 2004, the Austrian Landfill Decree and amendments to the Water Rights and Hazardous Waste Decontamination Act will come into effect. In line with these new regulations, throughout Austria, waste with a carbon content of more than 5 mass per cent or a calorific value of over 6,000 kJ/kg, is subject to obligatory treatment prior to deposition.



General economic and energy sector environment

Subdued economic climate continues

The business development of EVN and its subsidiaries in the business customer segment of the energy market is highly dependent on general economic conditions.

Economic growth in EU during 2003 again below level of preceding year

- **2002/03: continued weakness in the economies of the industrialised nations and stagnation in Germany**
  The hopes for a rapid recovery in the international economy during the period under review were disappointed. In 2002, economic growth in the euro zone amounted to 0.8% in real terms (USA: +2.4%) and according to current forecasts will probably be even lower in 2003 at 0.5% (USA: +2.6%). Above all, Austria is affected by the poor state of the economy in Germany, which is by far its most important trading partner. In 2002, Austria registered growth of just over 1%, which may well fall to around 0.7% in 2003.

Marked improvement expected in 2004

- **Economic hopes focused on 2004**
  Economists anticipate a marked improvement in the economic situation in the industrialised nations during 2004. Subject to the precondition that no new, international political crisis occurs, the euro zone could achieve growth of 1.5%–2%. On the basis of continued robustness in the CEE economies and high domestic demand, it would appear that real growth of 1%–2% is realistic for Austria.





General influences on the energy sector

Naturally, EVN's business activities are subject to the general influences affecting the energy sector. Climatic conditions and the demand for heating are major factors in this regard. At the same time, river water levels are also of relevance, as they have an impact on the possibilities for the generation of hydropower (hydraulic capacity) and hence the cost situation with regard to electricity sourcing. In addition, primary energy prices, which are largely determined by the price of crude oil, also play a crucial role in business success.

The 2002/03 financial year was characterised by the following main factors:

Much lower temperatures than in the preceding year

- During the period under review, temperatures were slightly higher than the long-term average but nonetheless clearly below the level of the preceding year. Measured in terms of the heating degree total, which represents the energy industry's standard indicator for temperature-related heating demand, it was 11.3% colder than in the 2001/02 financial year. This development had a generally positive effect on EVN sales.

Electricity and gas prices at high levels

- The high costs of energy sourcing continued to have a negative impact on EVN's results. The main reasons for this trend were the increase in sourcing prices for electricity and primary energy, as well as additional expenses for eco-electricity and balancing energy.

  In the case of electricity, the heat and lengthy drought of the summer months were major factors in a rise in market prices. Because of the fall in hydraulic capacity, hydropower generation fell sharply, while at the same time, numerous power plants across Europe had to shut down due to a shortage of cooling water. Thanks to its flexible generation possibilities, EVN was able to react to this bottleneck situation with a marked increase in the use of its thermal power stations during the summer months.

  The price of gas purchases also remained at a high level due to the cost of crude oil.

Competitive pressure due to market deregulation

- As expected, the complete deregulation of the Austrian gas market on October 1, 2002, led to the arrival of additional market players and increased competitive pressure. Tough competition meant that the pressure on margins was also maintained in the electricity sector.



Overall business development

Consolidated financial statements according to IFRS

The 2002/03 consolidated financial statements have been prepared in accordance with the principles of the International Financial Reporting Standards (IFRS, previously International Accounting Standards or IAS). In line with § 245a of the Austrian Commercial Code, these financial statements replace the consolidated financial statements pursuant to Austrian accounting regulations.

The scope of consolidation was expanded during the year under review to include EVN Energievertrieb GmbH, EZO Gastronomie- und Servicegesellschaft m.b.H., WTE Wassertechnik Holding und Betriebs-GmbH and ZSV Beteiligungs GmbH. Korneuburg Gas Vertriebs- und Verteilungs GmbH, which was fully consolidated during last year, has now been merged with EVN AG.

The consolidated financial statements prepared by EnergieAllianz Austria GmbH are included on a pro rata basis. The EVN AG holding in this sub-group consisting of EnergieAllianz Austria GmbH, Switch Energievertriebsgesellschaft m.b.H. and Naturkraft Energievertriebsgesellschaft m.b.H., amounts to 31.5%. EVN Energievertrieb GmbH & Co KG, in which EnergieAllianz Austria GmbH acts as a general partner and EVN AG has a limited partner's share of 100%, was included in full on a pro rata basis.

Consequently, including EVN AG, the parent company, the scope of consolidation currently consists of sixteen fully consolidated companies and four pro rata consolidated companies.

In addition, eleven associated companies are consolidated at equity.

Sales revenues slightly down due to changes in the sales structure

Gas business restructuring pushes down total energy revenues

EVN sales revenues in the 2002/03 financial year amounted to EUR 1,082.1 m, which was 2.9% down on the EUR 1,113.9 m of the preceding year. The main reason for this decline was the loss of the revenues from the gas key account and trading business areas due to their transfer to EconGas.

Electricity revenues: +9.3%

Electricity revenues rose by 9.3% in the past financial year to EUR 608.1 m (previous year: EUR 556.5 m). Revenues from trading business rose markedly, as EVN's entire electricity production is now marketed via e&t, the joint EnergieAllianz electricity trading subsidiary. Electricity revenues from end customers in the EVN network area declined. This was primarily due to intensified competition and the network tariff reduction ordered by the E-Control Commission. The entry of Energie AG Oberösterreich to the EnergieAllianz also led to a fall in revenues from outside EVN's network area.



Gas revenues: –27.1 %

Natural gas revenues during the period under report amounted to EUR 304.1 m, which was 27.1% below the EUR 417.2 m of the preceding year. However, it must be noted that any comparison is of very limited validity due to the transfer of key account and trading business to EconGas and the extensive one-off business completed during the previous year. By contrast, there was an increase in sales revenues from the retail sector, which has remained within EVN. This rise was due in particular to the cold weather during the second quarter of the financial year, as well as the steady growth in the number of customer connections. Here, too, the network tariff reduction imposed by the regulator had a negative effect on EVN sales revenues.

Heating revenues: +15.2 %

There was a notable rise in heating revenues of 15.2% to EUR 42.0 m (previous year: EUR 36.5 m). This increase was primarily the result of continued network enlargement, as well as the favourable temperature pattern throughout the 2002/03 financial year.

Water revenues: +14.4 %

The generally negative trend with regard to energy revenues was partially compensated for by an increase in revenues from other areas. As a consequence of the extraordinarily hot summer, water revenues were up by 14.4% to EUR 21.4 m (previous year: EUR 18.7 m). The revenues from other services also rose, as did those from waste incineration, the latter being included for the first time in the period under review. In total, other sales revenues rose by 25.3% to EUR 106.5 m (previous year: EUR 85.0 m).

Sales revenues by business area


2.0%
3.9%
56.2%

Electricity
Gas
Heating
Water
Other

Earnings from changes in inventory, work performed and capitalised and other operating income fell by EUR 16.9 m, or 24.1%, over the preceding year to EUR 53.2 m (previous year: EUR 70.1 m). The fall in other operating income was due to a reduction in provision write-backs and value adjustments.

Energy purchasing prices put pressure on results

During the period under review, the sharp increase in market prices for primary energy and electricity purchases placed a considerable burden on EVN earnings. Conversely, in spite of an increase in external services in connection with maintenance and the installation of customer appliances, the cost of materials and services was down by 5.7% as compared to the previous year. The main reason for this fall was the outsourcing of gas key account and trading business to EconGas.



Personnel expenses up slightly

Increase of 5.6%

During the period under review, EVN's personnel expenses rose by 5.6% to EUR 190.1 m (previous year: EUR 180.1 m). In addition to the expansion in the scope of consolidation and an increase in the collective wage agreements, this rise can be traced to increased provisions for severance payments and pensions. The expansion of the scope of consolidation resulted in a 5.4% increase in the average size of the EVN Group work force to 2,317.

Higher depreciation

Value adjustments to the electricity and gas networks due to tariff reductions

Depreciation rose by 2.4% to EUR 125.0 m during the period under review (previous year: EUR 122.1 m). Against the background of the reduction in network tariffs sanctioned by the E-Control Commission exceptional value adjustments had to be made to the electricity and gas networks. Primarily, these value adjustments were necessitated due to the fact that an impairment test according to the IFRS showed that the new network tariffs provided insufficient capital cost cover. Conversely, the marked increase in electricity prices allowed an appreciation of EVN's thermal power stations and the company's procurement rights relating to the Verbund Group's Danube power stations. These measures counterbalanced the exceptional depreciation in the network sector. Scheduled depreciation increased due to the continued investment in and the completion of the AVN waste incineration plant.

Other operating expenses rose by EUR 2.8 m, or 4.3%, to EUR 67.7 m (previous year: EUR 64.9 m). This was largely due to an increase in offsetting with non-consolidated Group companies.

Cost/earnings structure


1.3%
11.7%

- Electricity and primary energy purchases
- Material and operating expenses
- Personnel expenses
- Depreciation
- Other expenses
- Operating result

Income statement

	2002/03	2001/02	Change	
	EUR m	EUR m	EUR m	%
Electricity revenues	608.1	556.5	51.6	9.3
Gas revenues	304.1	417.2	–113.1	–27.1
Heating revenues	42.0	36.5	5.6	15.2
Water revenues	21.4	18.7	2.7	14.4
Other revenues	106.5	85.0	21.5	25.3
Sales revenues	**1,082.1**	**1,113.9**	**–31.8**	**–2.9**
Changes in inventories, work performed and capitalised and other operating income	53.2	70.1	–16.9	–24.1
Cost of materials and services	–650.0	–689.1	39.1	5.7
Personnel expenses	–190.1	–180.1	–10.0	–5.6
Depreciation	–125.0	–122.1	–2.9	–2.4
Other operating expenses	–67.7	–64.9	–2.8	–4.3
Operating result	**102.5**	**127.9**	**–25.3**	**–19.8**
Financial result	**42.8**	**9.7**	**33.1**	**-**
Profit before tax	**145.4**	**137.6**	**7.8**	**5.7**
Taxes on profit	–41.8	–47.0	5.3	11.2
Minority interests	–1.0	–1.0	-	2.8
Net result	**102.6**	**89.5**	**13.1**	**14.6**

Operating result well down on that of the preceding year

EBIT: –19.8 %

As a result of the structural changes in gas business caused by outsourcing to EconGas, unfavourable energy purchasing prices and the reduction in electricity and gas network tariffs, the operating result (EBIT) for the 2002/03 financial year fell by 19.8% to EUR 102.5 m. The exceptional measures completed in the period under review had corresponding effects on the distribution of the operating result among the individual segments. EBIT in the electricity segment was influenced by the appreciation on power plants and the depreciation on networks. EBIT in the gas segment was affected negatively by network depreciation. Against this background, electricity contributed EUR 111.4 m to EBIT, natural gas minus EUR 6.1 m. Heating and other areas provided minus EUR 2.8 m.

Significant improvement in the financial result

By contrast, there was a significant improvement in the financial result for 2002/03, which at EUR 42.8 m, was EUR 33.1 m higher than the EUR 9.7 m of the preceding year.

Result from investments shows positive trend

In the result from investments, the share in results of the companies consolidated at equity remained constant, while the result from other investments, which last year was negatively affected by valuation measures, rose considerably.

Higher result from interest

The result from interest also improved due to lower interest rate levels and the increase in EVN's net liquidity. The other financial result was positively affected by the development of the euro exchange rate, particularly against the Japanese yen, which resulted in earnings from the valuation of foreign currency bonds. In addition, EVN used the favourable currency and interest rate situation for derivative transactions and for the gradual full hedging of the interest and currency risks related to its foreign currency bonds. Based on these measures, a considerable reduction in the volatility of EVN's financial results can be expected for the years to come.

Net result at the level of the preceding year

Against this background, the result before tax for the financial year 2002/03 amounts to EUR 145.4 m, which was EUR 7.8 m, or 5.7%, above the EUR 137.6 m of the preceding year. Following the deduction of taxes on profit and minority interests, at EUR 102.6 m, the net profit was EUR 13.1 m, or 14.6%, up on the previous year (EUR 89.5 m).

ROE: 9.4%
ROCE: 6.2%

The result achieved during the 2002/03 financial year corresponds with a Return on Equity (ROE) of 9.4% (previous year: 8.7%) and a Return on Capital Employed (ROCE) of 6.2% (previous year: 6.1%).

Operating result (EBIT)


125
100
75
50
25
EUR m
113.6
119.4
121.0
127.9
102.5
1998/99¹⁾
1999/00
2000/01
2001/02
2002/03

¹⁾ Before exceptional measures

Balance sheet structure remains solid

Balance sheet total up by 6.8%

EVN's activities continue to be based on a very solid balance sheet structure. All in all, the consolidated balance sheet total of the EVN Group increased relative to the last balance sheet date by EUR 189.9 m, or 6.8%, to EUR 2,993.8 m (previous year: EUR 2,803.9 m).

Fixed assets rose by 1.5% to EUR 2,381.3 m (previous year: EUR 2,345.8 m) due to the marked increase in investments in tangible assets, which counterbalanced the sale of shares in ATEL.

Current assets increase

The increase in current assets by EUR 154.4 m, or 33.7%, to EUR 612.5 m (previous year: EUR 458.1 m) was primarily reflected by a steep rise in cash and current deposits. Group inventory declined considerably, as due to the transfer of gas trading and key account business to EconGas, EVN no longer possesses its own natural gas stocks. By contrast, there was an increase in trade accounts receivable.

Against this background, the share of fixed assets in total assets fell from 83.7% as at September 30, 2002, to 79.5% as at September 30, 2003. Conversely, the share of current assets increased from 16.3% to 20.5%.

On the equity and liabilities side, long-term liabilities remained largely constant, rising by EUR 62.3 m or 4.6% to EUR 1,413.5 m (previous year: EUR 1,351.3 m). The taking of long-term loans for AVN and evn naturkraft investment projects was largely compensated for by the write-back of long-term provisions. Current liabilities on the balance sheet date stood at EUR 420.1 m, which was EUR 32.2 m or 8.3% higher than the EUR 387.9 m of the preceding year.

Equity ratio rises to 38.0%

As a consequence of the net result and result-neutral value adjustments according to IAS 39, equity was raised by EUR 96.4 m, or 9.3%, to EUR 1,137.5 m (previous year: EUR 1,041.1 m). Accordingly, despite the increase in the balance sheet total, the equity ratio of 38.0% was higher than the 37.1% of the preceding year.

Balance sheet structure


100
80
60
40
20
%
16.3
83.7
13.9
49.0
37.1
20.5
79.5
14.0
48.0
38.0
30.9.2002
30.9.2003
Current assets
Fixed assets
Short-term loans
Long-term loans
Equity

Cash flow and corporate financing

In view of the lower operating result and the increased share of non-cash earnings, the cash flow from the result was well down on the level of the preceding year at EUR 215.8 m. The sharp increase in short-term receivables was largely compensated for through the decrease in inventory, the increase in current liabilities and higher payments for taxes on profit. All in all, operative cash flow declined to EUR 213.2 m.

By contrast, the sale of stock in ATEL, which counteracted the rise in investments in tangible assets, resulted in an increase in the cash flow from investment activities. However, a comparison with the figure for the preceding year is only partly meaningful due to the purchase of shares in Energie AG Oberösterreich during the 2001/02 financial year.

The cash flow from financing activities during the period under review amounted to minus EUR 7.9 m. In the preceding year, this figure had been far higher due to the issue of a EUR 300 m bond.

Total cash flow: EUR 84.9 m

All in all, there was positive cash flow in 2002/03 of EUR 84.9 m, which led to an increase in liquidity to EUR 230.6 m (previous year: EUR 143.4 m).

Cash flow statement

	2002/03	2001/02
	EUR m	EUR m
Profit before tax	145.4	137.6
Non-cash items	70.4	150.1
Cash flow from the result	**215.8**	**287.7**
Changes in short- and long-term balance sheet items	14.3	–11.6
Payments for taxes on profits	–16.9	–12.1
Cash flow from operating activities	**213.2**	**263.9**
Cash flow from investment activities	**–120.4**	**–297.5**
Cash flow from financing activities	**–7.9**	**257.8**
Total cash flow	**84.9**	**224.3**
Cash and cash equivalents at beginning of period	143.4	–80.9
Changes in the scope of consolidation	2.4	–
Cash and cash equivalents at end of period	230.6	143.4



Total investment of EUR 228.0 m

In the course of the 2002/03 financial year, EVN invested a total of EUR 228.0 m in tangible assets and thus raised its level of investment relative to the preceding year from EUR 161.7 m by EUR 66.3 m, or 41.0%. Of the investments, EUR 116.2 m related to the electricity sector (previous year: EUR 85.3 m), EUR 24.8 m to natural gas (previous year: EUR 24.1 m), EUR 9.8 m to the heating business (previous year: EUR 10.9 m) and EUR 3.7 m to the water segment (previous year: EUR 3.6 m). A further EUR 73.5 m (previous year: EUR 37.8 m) was spent on assets for other business areas.

Plant investment and adaption of the networks to the deregulated market

The main reason for the increase in the volume of investment was the enlargement of wind parks and district heating systems, the completion of AVN's waste incineration plant and modernisation at Korneuburg power station. In addition, expansion to transport and distribution networks continued as part of their adaptation to the requirements of the liberalised electricity and gas markets.

Cash flow and investments



300
250
200
150
100
50
EUR m
263.9
161.7
37.8
3.6
10.9
24.1
85.3
213.2
228.0
73.5
3.7
9.8
24.8
116.2
2001/02
2002/03
Cash flow from operating activities
Investments
Heating
Other
Gas
Water
Electricity



Management Report
Overall business development





Outlook

Pressure on margins remains

The 2002/03 financial year was characterised by difficult general conditions. The energy industry was negatively affected by rising purchasing prices, while network business suffered from the cuts in tariffs imposed by the E-Control Commission, which necessitated exceptional depreciation in both the electricity and gas sectors. The complete deregulation of the gas market at the beginning of the 2002/03 financial year and the tough competition in the electricity market led to additional pressure on margins.

Consolidation of the Austrian electricity and gas market

EVN counteracted these developments through intensive involvement in the consolidation of the Austrian electricity and gas market. For example, EconGas, a subsidiary of the EnergieAllianz partners, OÖF and OMV, has been operative since January 1, 2003. However, this restructuring led to a shift in sales revenues, as the new company assumed the entire gas key account and trading activities of the partners.

During the past year, the EU Commission gave the green light for the "Austrian electricity solution", which represented a major breakthrough in this area. In the short-term, the implementation of the "electricity solution" will demand extensive restructuring of company organisation and procedures that will have a corresponding, negative impact on results. However, in the medium- and long-term, we expect the linkage of our electricity and gas businesses with those of our partners to lead to considerable synergies and economies of scale.

Diversification into the waste and water sectors

In this regard, EVN continues to pursue a two-pronged strategy, which not only incorporates growing partnerships in core business areas, but also diversification of the company's portfolio into related business segments. A significant move in this direction was the completion of the AVN waste incineration plant in Dürnrohr. With the commencement of full-scale operations in the coming financial year, we also anticipate constant contributions to our results. Moreover, successful entry into the water business in 2001 has now received a fresh boost with the purchase of the WTE Group as per October 1, 2003. Shortly after this takeover, the considerable potential in this segment was demonstrated by the ground-breaking ceremony for a major drinking water plant in Moscow.

Solid balance sheet and financing policy

This expansion of our activities is possible due to EVN's solid balance sheet and financial policies. During the past year in particular, the favourable interest and exchange rate situation was used for the introduction of measures that will considerably reduce the volatility of the financial result in future years.

On the basis of the consolidation of the Austrian electricity and gas market and the successful further development of the multi-service utility concept, EVN can anticipate improved results in the years to come. An increase in revenues from the water and waste incineration areas can be expected and in the medium-term, these should provide up to one-third of total EVN Group sales. Growth can also be expected in the Group's international markets.



The Individual Business Areas

Always at your service. Forward



Electricity

Using its own power stations, EVN has optimised its electricity sourcing and guarantees high levels of supply security. Apart from three thermal power stations at Dürnrohr, Theiss and Korneuburg, the EVN Group operates five storage power stations and 60 small-scale, run-of-river hydropower plants, as well as three wind parks. EVN also sources electricity from the Danube power stations of Melk, Greifenstein and Freudenau. In addition, around 284 external small-scale hydropower plants and some 100 private wind power plants belonging to other operators produce electricity, which is fed into the EVN network.

The EVN network in Lower Austria has some 1,360 km of high-voltage and around 45,000 km of medium- and low-voltage lines. EVN has approximately 760,000 electricity customer accounts.

New sales structure due to market consolidation
Since October 1, 2002, all EVN electricity sales are handled by EVN Energievertrieb GmbH & Co KG, which was founded as part of the EnergieAllianz. In addition, e&t, the joint EnergieAllianz trading company, deals with all electricity trading activities. The fact that EVN's own electricity production is now marketed by e&t results in corresponding external sales revenues.

Electricity sales volumes show an upward trend
Against the background of the changes made during the 2002/03 financial year, the total volume of EVN electricity sales, including trading and sales to other electricity companies, rose by 12.0% to 9,656.1 GWh.

Electricity sales volumes

	2002/03	2001/02	Change	
	GWh	GWh	GWh	%
Sales to end customers	6,125.5	6,284.0	–158.6	–2.5
Electricity trading and sales to other electricity companies	3,530.6[1]	2,339.9	1,190.7	50.9
Total electricity sales	**9,656.1**	**8,623.9**	**1,032.1**	**12.0**

[1] Marketing of EVN's internal production via e&t

Electricity sales volumes


10,000
8,000
6,000
4,000
2,000
GWh
6,193.3
133.0
6,060.3
8,826.4
2,498.3
6,328.1
7,773.4
1,344.3
6,429.0
8,623.9
2,339.9
6,284.0
9,656.1
3,530.6
6,125.5
1998/99
1999/00
2000/01
2001/02
2002/03
Electricity trading and sales to other electricity companies
Sales to end customers



End customer and "out of area" sales down slightly

Electricity sales to end customers fell by a total of 2.5%. Apart from the complete deregulation of the electricity market, which in particular led to changes in customer structure in the business and key account sectors, this decline was due to the reallocation of a number of customers to the electricity trading and wholesale segment. Furthermore, the entry of Energie AG Oberösterreich to the EnergieAllianz and the related expansion of Allianz territory resulted in a drop in "out of area" sales of 1.7%.

Electricity trading clearly up

By contrast, electricity trading and sales to other electricity companies rose by 50.9% over the preceding year due mainly to the marketing of internal production by e&t.

Electricity generation

Internal production reduced

During the period under review, EVN's electricity output declined by 9.4% from the above-average level of the preceding year to 3,439.3 GWh. This fall was primarily due to the cutback in generation at the company's thermal power stations in the face of increased primary energy prices. In addition, hydroelectric power production was also lower due to the lack of hydraulic capacity during the past summer. However, the past financial year witnessed the first sizeable contributions to power generation from evn naturkraft's wind power stations.



Electricity generation
4,000
3,000
2,000
1,000
GWh
2,529.0
2,493.2
2,270.6
3,794.9
3,439.3
1998/99
1999/00
2000/01
2001/02
2002/03

Investments in innovative power station engineering and network expansion

During 2002/03, EVN invested a total of EUR 116.2 m in the electricity sector, in order to strengthen its position with regard to power production and distribution.

Integration of AVN waste heat into Dürnrohr power station production

Among the most important individual projects was the integration of the heat from AVN's waste incineration plant into the production process of the Dürnrohr power station, which was completed with the start-up of the link in mid-September 2003. The steam supplied can either be used for power generation in the power station's large turbine or in the newly installed "summer turbine".

New gas turbine at Korneuburg power station

Another investment in the power station sector was caused by the replacement of the gas turbine at Korneuburg power station due to mechanical damage. The output of the new turbine, which went into operation in September 2003, is around 20% higher than that of its predecessor and it also offers a far higher level of efficiency.

Network expansion and consolidation

Parallel to these investments in the power station sector, EVN was also meeting the rising demands of the liberalised electricity market through the enlargement and strengthening of its high-voltage network, particularly with regard to network stability, the growing transport requirements and the wind farm boom. Here, the focus was on the new installation or enlargement of substations and high-voltage lines. EVN also continued its programme for the stabilisation of supply quality with the laying of underground medium- and low-voltage cables. Apart from the economic and technical aspects, this provides major advantages with regard to the preservation of both townscapes and the countryside.

evn naturkraft – the EVN Group's eco-electricity supplier

Electricity generation from renewable energy sources

evn naturkraft, a fully owned EVN subsidiary, combines all EVN Group activities in the area of electricity generation from renewable energy sources. The company operates small-scale hydropower plants, wind power and photovoltaic plants.

During the period under review, evn naturkraft owned 62 small-scale hydropower plants, comprised of 60 run-of-river and two storage plants, as well as three wind parks in Gänserndorf, Neusiedl/Zaya and Prellenkirchen. Own production in these plants amounted to 177 GWh during the 2002/03 financial year.

In order to further expand its electricity generation from renewable sources, evn naturkraft is currently involved in a number of projects and is thus making an important contribution to the achievement of Austria's greenhouse gas reduction targets. The main focus is on the completion of the new "Dorfmühle" small-scale hydropower plant on the River Ybbs, the planning (jointly with Verbund-Austrian Hydro Power and Wienstrom) of the Nussdorf Weir small-scale hydropower plant, which is located at the upper end of the Vienna Danube Canal, and the expansion of power generation using wind energy.

Outlook

Electricity demand increases steadily

Despite the continuing sluggishness in the economy, a further, continuous increase in electricity demand can be expected in Lower Austria. EVN intends to profit from this trend as both a network operator and as an electricity supplier. Moreover, the new legal framework in the area of electricity generation using renewable energy sources provides interesting prospects for the EVN Group.

Rising wholesale prices

The European wholesale prices for electricity are still rising steeply, which in the final analysis, will have an effect on the sales price structure. The consequences of CO_2 emission trading, which commences in 2005, cannot yet be predicted but an influence on prices must be anticipated.

Changes to the sales and reporting structure

The transfer during the coming year of the electricity key account business within the framework of the "Austrian electricity solution" will produce a structural shift in electricity business and related reporting.

The cuts in network tariffs imposed by the regulator will lead to a slowing of EVN investment in the electricity sector.

Gas

The number of customers connected to the EVN natural gas network rose to over 259,000 in the period under review and the total of Lower Austrian municipalities receiving supplies of natural gas from EVN went up to 499.

During the period under report, the EVN pipeline network was expanded by approximately 340 km to a total length of over 9,900 km. Of this figure, 8,000 km consist of high-pressure and 1,900 km of medium- and low-pressure pipelines.

In order to safeguard security of supply, there are various possibilities for natural gas storage in Austria. Apart from OMV facilities, Rohöl-Aufsuchungs-AG (RAG), in which EVN has an indirect interest of 30%, has a natural gas storage capacity of around 500 m m³.

Since January 1, 2003, all EVN gas sourcing is carried out via EconGas (see below).

Market consolidation leads to new sales structure

EconGas operative since January 1, 2003

There have also been changes to the EVN sales structure in the gas segment. Since January 1, 2003, all key account and trading business is handled by EconGas, the joint EnergieAllianz partner, OÖF and OMV subsidiary, which is consolidated at equity in the EVN consolidated financial statements. Up to now, EconGas has fulfilled all the expectations placed on it as a leading player in the liberalised Central European natural gas market.

Sales to domestic and commercial customers have remained with EVN and since October 1, 2002, have been handled by EVN Energievertrieb GmbH & Co KG. However, there was a corresponding reduction in EVN natural gas sales and the related revenues.

Gas sales volumes down

Fall of 43.5% due mainly to structural changes

In view of these developments, total EVN sales to end customers were down by 43.5% on the level of the preceding year. Apart from the transfer of key account and trading business to EconGas, this comparative decline was mainly the result of the unusually high sales volume of the preceding year, in which one-off business played a major role. Accordingly, gas trading and sales to external power stations fell by a total of 72.1%.

Increased sales to domestic and commercial customers

By contrast, the cold weather, the purchase of the Korneuburg municipal gas utility and constant network expansion led to a marked increase in the domestic and commercial customer segment. However, on balance sales to end customers declined by 30.3%.

Gas sales volumes and consumption

	2002/03	2001/02	Change	
	m m³	m m³	m m³	%
Sales to end customers[1]	905.4	1,299.1	–393.7	–30.3
Gas trading and sales to external power stations[1]	166.2	596.2	–430.0	–72.1
Total natural gas sales volumes	**1,071.6**	**1,895.3**	**–823.7**	**–43.5**
Company plants and internal consumption	334.4	421.7	–87.3	–20.7
Total natural gas consumption	**1,405.9**	**2,317.0**	**–911.1**	**–39.3**

[1] From January 1, 2003, excluding gas key account sales and gas trading due to the transfer to EconGas


Gas sales volumes
2,000
1,500
1,000
500
m m³
1998/99
1999/00
2000/01
2001/02
2002/03
1,380.5
1,336.1
1,321.8
21.6
1,300.3
1,895.3
596.2
1,299.1
1,071.6
166.2
905.4
Gas trading and sales to external power stations
Sales to end customers

Investments – increase in customer numbers and the transport capacity of the high-pressure network

Enlargement and tightening of the local supply system

During 2002/03, EVN invested a total of EUR 24.8 m in the gas sector. An important investment focus was on the enlargement and tightening up of the local supply system. Due to a high level of investment, the number of customers served by the EVN natural gas network rose by around 11,000 in the period under review.

Laa/Thaya measurement and transfer station – connection to the international gas network

Enhanced security of supply

An important EVN project in connection with the improved security of supply in the gas sector was realised during the 2002/03 financial year with the completion of a measurement and transfer station at Laa/Thaya. The task of the new facility is to measure the natural gas obtained at differing pressure levels from OMV and the southern Moravian gas supplier, JMP, and to feed the gas into the EVN distribution network. For this purpose, EVN completed an approximately 1.8 km high-pressure pipeline on Austrian territory.

Outlook

The significantly lower network tariffs set per decree by the regulator mean that the installation of new natural gas networks can no longer continue at the previous level of intensity. This could lead to a levelling off of investment in the short term and detrimental effects on security of supply in the medium- to long-term.

Tightening of existing network, contracting

Therefore, in future EVN will concentrate increasingly on the tightening up of the existing network and the extension of its value added chain through contracting in the customer application area. Moreover, against the background of complete market deregulation, a further increase in competition is anticipated.



Heating

EVN laid the foundation stone for the heating business area more than 40 years ago with the Mödling district heating plant and from the mid-1980s onwards this area has witnessed especially dynamic expansion.

EVN heating supply is largely based on natural gas. However, since 1993, EVN has turned increasingly to biomass for heat generation and is currently Austria's largest supplier of heat from this source.

During the past financial year, the number of heating plants supplied by EVN rose by around 3,000 to about 28,000.

Heating sales volumes continue to rise

Increase of 11.6%

The cold weather in the 2002/03 financial year, particularly during the second quarter, and the continuing expansion of the customer base, led to an 11.6% increase in EVN heating sales volumes over the previous year.

Heating sales volumes

	2002/03	2001/02	Change	
	GWh	GWh	GWh	%
Total heating sales volumes	**876.7**	**785.9**	**90.8**	**11.6**

Heating sales volumes



1,000
800
600
400
200
GWh
670.8
711.7
721.3
785.9
876.7
1998/99
1999/00
2000/01
2001/02
2002/03

The Individual Business Areas
Heating





Investments

The continuing strong expansion of EVN's heating business during the 2002/03 financial year was reflected by correspondingly high levels of investment amounting to EUR 9.8 m.

83 new local heating facilities

As a result of close co-operation with suppliers of local heating to residential complexes, a further increase in already high annual growth rates was achieved. During the past financial year, 83 new facilities were put into operation.

Two new biomass-fired heating plants

The year under review also saw a continuation of intensive investment in the area of heat generation from biomass and in September 2003, two new biomass-fired district heating plants were put into operation in the Waldviertel together with agricultural co-operatives. In the urban municipalities of Waidhofen/Thaya and Zwettl, where EVN opened up its thirtieth biomass plant, numerous public buildings, commercial companies and private households are now supplied with environment-friendly district heating.

The "Civitas Nova" biomass-fired cogeneration plant in Wiener Neustadt

Successful electricity generation using biomass

In co-operation with partners, EVN completed an advanced pilot plant in Civitas Nova, a suburb of Wiener Neustadt. Within the framework of the "reNet – Energy from Biomass" industrial competence network, a biomass-fired cogeneration power plant, which apart from heat also supplies electricity from this renewable energy source, has been built on the site of an existing EVN district heating plant. Test operations, which started in February 2003, have successfully demonstrated the functionality of this new type of plant with which EVN will make a further valuable contribution to fossil fuel savings and the prevention of CO_2 emissions.

Outlook

High growth rates maintained

EVN has registered increasing demand for its heating service, particularly in the commercial segment. Moreover, the continuing efforts aimed at cutting CO_2 emissions through the increased use of renewable energy sources raise the expectation that the heating business will continue to experience high growth rates, especially in combination with electricity generation from biomass.



Water

During the past two financial years, water has developed into an important EVN Group business segment. The take-over of evn wasser in 2001 enabled EVN to clearly expand its public services portfolio and thus further strengthen its profile as a multi-service utility. This purchase also opened the way to the exploitation of considerable synergy potential. Moreover, EVN passed a further milestone in the development of its water business through the acquisition of WTE (see below), which is active in both the drinking water and wastewater treatment areas.

Supply of 552 municipalities in Lower Austria

evn wasser currently acts as a supra-regional drinking water supplier to around 467,000 people in Lower Austria, a figure representing roughly one-third of the province's population. The company has 16 supply areas and 75 reservoirs, with a storage volume of 197,000 m³, as well as a 1,410 km supply network. During the past year, the number of customers and municipalities supplied by evn wasser again increased. 552 municipalities are now evn wasser customers.

300 hectares of well conservation land in Lower Austria with some 85 wells secure the high quality standard of the water supplied by evn wasser, which via water rights has access to a volume of around 2,300 l per second.

Strong sales volume growth

Water sales up by 8.8%

2002/03 was an unusually good business year for water supply. In particular, the high temperatures between June and August 2003 led to an 8.8% rise in water sales volumes. Moreover, even if this special situation is discounted, the long-term sales trend has been steadily upward.

Water sales volumes

	2002/03	2001/02	Change	
	m m³	m m³	m m³	%
Total water sales volumes	**26.1**	**24.0**	**2.1**	**8.8**

Water sales volumes



30
25
20
15
10
5
m m³
21.9
24.1
23.4
24.0
26.1
1998/99[1]
1999/00[1]
2000/01[1]
2001/02
2002/03

[1] Retrospective presentation for the periods October–September

The Individual Business Areas
Water

Investments

Expansion of direct supply to end customers

During the period under review, a total of around EUR 3.7 m was invested in the water business. The focus was on the installation of a variety of new transport systems, supply lines and reservoirs, the connection of additional municipalities, the direct supply of end customers, measures relating to the coverage of demand and initial spending in the wastewater sector.

Water business expansion

Coverage of the entire value added chain

EVN's water business strategy is targeted on the enlargement of the range of company activities to cover the entire value added chain. This involves phased entry into the direct supply of end customers and regional wastewater business, as well as expansion into neighbouring countries. Apart from the take-over of WTE (see below), additional successes were achieved in all areas during the past financial year:

Model infrastructure project

- Following the initial steps taken during the preceding year towards direct end customer supply, in the period under review evn wasser was able to assume the supply of drinking water for part of the municipality of Litschau. At the same time, this area was also connected to EVN's gas supply network with the result that customers can now take advantage of the EVN Group's multi-service utility offer. The infrastructure concept implemented in this case is intended to serve as a model for further projects throughout Lower Austria.

Several projects in the wastewater sector

- Following the purchase of a 50% holding in Wiental-Sammelkanal GmbH during the 2001/02 financial year, in the period under review evn wasser was able to achieve further successes in the wastewater sector. In summer 2003, work started on the construction of a wastewater treatment plant for the municipality of Ludweis-Aigen in the Waldviertel. Another project involves the building and operation of a wastewater treatment plant for the municipalities of Großmugl and Niederhollabrunn in the southern Weinviertel. Both projects incorporate the simultaneous improvement of the energy infrastructure, as well as the introduction of the EVN street lighting service.

DTV Rt. shows positive performance

- Since the autumn of 2001, evn wasser has had a majority holding in the Hungarian concessionary enterprise, DTV Rt., which was jointly founded with the local company Resonátor Kft. and six local authorities from the Dunavarsány region. DTV Rt. deals with the wastewater from the six partner municipalities, as well as supplying drinking water to four. DTV Rt. has been operative since January 2002 and up to now both company development and the co-operation with the other partner companies have proved to be highly satisfactory. Besides negotiations concerning the connection of two additional municipalities to the existing facilities, DTV Rt. is currently negotiating water supply and wastewater handling contracts in six other Hungarian municipalities.



Purchase of WTE Wassertechnik GmbH

Leading European water services supplier

In October 2003, EVN decisively strengthened its position in the water market through the purchase of WTE Wassertechnik GmbH. Founded in 1984, WTE designs, builds, finances and operates municipal and industrial water and wastewater plants and with this range has been successful in the European market. At present, WTE operates 69 sewage plants for some 8.5 million people and has operations in both Austria and ten other EU and CEE countries. As a specialist in the medium-sized project niche (up to 1 million inhabitants) and a partner to local governments, WTE is well established in Austria, Germany and the markets of the future in Central and Eastern Europe.

Outlook

Expanded supply of drinking water to end customers, increased wastewater presence

In the years to come, the EVN Group intends to expand on its entry into the end customer drinking water supply segment. Above all, efforts will focus on those areas where EVN already supplies electricity and gas.

The purchase of WTE means that EVN has not only entered the wastewater business sector on a broad front, but that access has also been obtained to the dynamic growth markets of Central and Eastern Europe.





Waste incineration

The new waste incineration business segment constitutes an ideal supplement to EVN energy generation. The origin of EVN's activities in this sector is the close technical correlation between waste incineration and the energy conversion process in thermal power stations.

Europe's largest and most modern waste incineration plant

With this in view, AVN, a fully owned EVN subsidiary, was entrusted with the planning, construction and subsequent operation of a waste incineration plant immediately adjacent to EVN's coal/gas-fired Dürnrohr power station. With an annual handling capacity of 300,000 t, which includes household, commercial and industrial waste, the Dürnrohr plant represents Europe's largest and most modern waste incineration facility. Project financing provided the investment of EUR 145 m needed for the plant.

During the period under review, AVN was able to make decisive progress in the realisation of the project.

Start-up of the Dürnrohr waste incineration plant

Full operation from January 2004

Building work on the Dürnrohr waste incineration plant began in mid-July 2001. Commissioning commenced as scheduled from January 2003 onwards and was successfully completed in the summer of 2003. This will allow the plant to become operational as scheduled on January 1, 2004, in time for the implementation of the new Austrian Landfill Decree and amendments to the Water Rights and Hazardous Waste Decontamination Acts. This legislation stipulates that throughout Austria waste must be treated prior to deposition. The long-term contracts with the Lower Austrian waste management associations also come into effect on January 1, 2004.

Integrated energy system with the Dürnrohr power station

Use of waste heat for electricity production

The linkage between the AVN waste incineration plant and the neighbouring Dürnrohr power station is functioning very well. This unique design involves the use of steam from waste incineration for electricity production in the power station, thus allowing considerable fuel savings and emission reductions.

Outlook

Positive contribution to results from 2004

As a result of the contractually secured use of capacity from January 1, 2004 onwards, AVN will already deliver a positive contribution to results in its first year of operation. Accordingly, the waste treatment business segment is set to play a valuable role in the sustainable development of EVN's results.

Supplementary services

Telecommunications

Telephony, data transmission, cable TV, Internet

Since the mid-1990s, EVN has been involved in the areas of telephony, data transmission, cable television and Internet, both directly and indirectly, via subsidiaries. These activities are based on EVN's sophisticated communications infrastructure, which as in many other energy companies, is highly developed.

- **kabelsignal**

Broadband offer

The kabelsignal Group, consisting of Kabelsignal AG, which is fully owned by EVN, and its 95% subsidiary, Kabelsignal St. Pölten GmbH, as well as a number of smaller, local cable TV stations, is the largest cable TV company in Lower Austria and is regarded as a pioneer in the field of broadband Internet. The first glass fibre cables were laid in 1992 and the company initiated its commercial Internet service activities in 1997.

Numerous new networks

During the past financial year, kabelsignal started work on the installation of new networks in the municipalities of Altlengbach, Berndorf, Gramatneusiedl, Maria Lanzendorf, Mistelbach, Leopoldsdorf, Spillern and Wöllersdorf. In addition, existing networks were taken over from local network operators in Bruck/Leitha, Melk and Pöggstall. Upgrading to state-of-the-art technology in Melk has largely been completed and should be completed in the other two acquired networks during 2004.

kabelsignal now has more than 62,000 cable TV customers and serves some 17,000 Internet customers.

- **nökom**

Telecommunications network of the Lower Austrian provincial administration

For a number of years, EVN has been successfully operating the telecommunications network of the Lower Austrian provincial administration ("NÖWAN") via its 50% interest in NÖKOM NÖ Telekom Service GmbH, which is also 50% owned by the Province of Lower Austria. This network guarantees state-of-the-art voice and data communications between the Lower Austrian government, local government offices and their branches.

Order for a data highway throughout the province

nökom was able to achieve a notable success in June 2003, as following a pan-European tendering process with tough international competition, the company won a bid for the construction of a broadband data network for the Province of Lower Austria. Particularly, for companies in the structurally weak regions of Lower Austria, the creation of this efficient "wavenet" data highway will provide important technological impulses and thus remove various competitive disadvantages.





• **UTA**

EVN has a 13.7% interest in UTA Telekom AG (UTA). This stake is held indirectly via Vereinigte Telekom Österreich Beteiligungs GmbH (VTÖB), the joint telecom holding of the Austrian regional electricity companies. All in all, VTÖB now controls 75% minus one share of UTA stock. The remaining shares are held by the Raiffeisen Group, which increased its holding from 9% to 25% plus one share during the period under review.

520,000 telephone and 330,000 Internet customers

Against the backdrop of sustained consolidation in the Austrian telecommunications market and a generally difficult economic situation, during the period under review, UTA, the second largest national telecommunications provider, was able to further consolidate its position as a comprehensive supplier of telephony, Internet, telecommunications and e-business services in the SME sector. At present, UTA has around 520,000 telephone and 330,000 Internet customers.

Unbundling brings access to the "last mile"

In September 2003, the green light was given for an unbundling of commercial and private customers across Austria. As a consequence, UTA will have direct access to the so-called "last mile", i.e. end customer connections, and consumers throughout the country will be able to cover their telecommunications needs directly through UTA without involving the former monopolist.

Facility Management / Consulting & Engineering

In line with customer needs, since the mid-1990s EVN has expanded its range of services to include building services and facility management. Accordingly, EVN not only supplies energy, but also assumes responsibility for its further distribution and use by the customer. In addition, EVN's consulting services also contain a number of fee-related advisory packages.

• **teletech**

Attractive new customers

Despite enormous price pressure, teletech Facility Management Service GmbH, which is indirectly 100% owned by EVN, was able to consolidate its position as a competent partner for comprehensive facility management and again attract numerous customers during the period under review. In the facility management consulting sector, teletech was able to win several new contracts. In order that in future teletech can provide its services outside Vienna and Lower Austria, a review of the possibilities for a co-operative entry into neighbouring markets is currently under way.



Digital cartography

- **grafotech**
  EVN has been successfully offering the production of digital maps and GIS (Geographical Information Systems) via its 100% subsidiary GrafoTech Beratungs- und Planungs GmbH since 1990.

Simulation program for effects of flooding

Apart from these core sectors, during the period under review, grafotech has developed a simulation program, which will be used to calculate the effects of flood disasters using hydraulic, meteorological and geodetic data. These simulations provide local government, companies and private citizens with valuable information on which to base planning decisions.

"Geodata server"

In addition, in teamwork with hard- and software suppliers, grafotech is developing a model for a "geodata server", which will allow GIS users to call up complex data from the Internet and then combine it with local data. In order to position itself as the technological leader in the geographic information sector, grafotech also plans to develop an additional business area on the basis of new laser scanner technology.

Apart from EVN Group companies, grafotech's customers primarily consist of local authorities and municipal associations.

Mobile electricity supply

Supply of Formula 1 and the World Rallying Championships

- **Toplak**
  In order to strengthen their capabilities in the mobile electricity supply sector, in July 2001 EVN and Wienstrom GmbH joined forces to acquire an equally shared 80% holding in the Lower Austrian company, Toplak GmbH. In recent years Toplak has established an excellent national and international reputation as a supplier of comprehensive mobile power generation equipment and services for the event sector. Therefore, the company was able to successfully defend its market position despite stiff competition from other countries and a difficult economic situation. Apart from serving international Formula 1 racing, a contract was signed with the organisers for the mobile supply of electricity to the World Rallying Championships.

In addition, the company succeeded in expanding its activities in the industrial customer segment through the signing of long-term service and delivery contracts with a number of respected customers.





Investments in Energy Companies

- **Burgenland Holding AG / BEWAG and BEGAS**
  EVN has a 68.74% holding in the Burgenland Holding AG. In turn, Burgenland Holding owns 49% of the shares of both Burgenländische Elektrizitätswirtschafts-AG (BEWAG) and Burgenländische Erdgasversorgungs-AG (BEGAS). BEWAG supplies around 140,000 customers in Burgenland with electricity, and BEGAS some 40,000 with gas.

Strengthened competitive position

Like EVN, both BEWAG and BEGAS were able to strengthen their competitive position through integration into the EnergieAllianz and related participation in the "Austrian solutions" for the electricity and gas sectors.

- **Energie AG Oberösterreich**

EnergieAllianz and "Austrian electricity solution" partner

In April 2002 EVN, Wien Energie and Linz AG jointly acquired a share of 25% plus one share in Energie AG Oberösterreich. EVN has a stake of around 9.3%. Furthermore, in a parallel move, Energie AG joined EnergieAllianz and today is also a partner in the "Austrian electricity solution".

The Energie AG supply area borders directly on that of EVN to the west and the company is active in the same business areas. Apart from supplying energy and all related services, it also covers the fields of waste, water and telecommunications.

- **Verbundgesellschaft**

Strategic investment supports Austrian market consolidation

EVN has a stake of about 10% in Verbundgesellschaft, the largest Austrian hydropower producer and the operator of the country's supra-regional high-voltage network. This strategic investment played an important role during the preparation of the "Austrian electricity solution". In the 2002 financial year, Verbundgesellschaft had sales revenues of EUR 2,072 m and an electricity sales volume of around 71,000 GWh, of which some 40% were national and approximately 60% international.

- **Rohöl-Aufsuchungs-AG**
  EVN has an unchanged 30% indirect shareholding in Rohöl-Aufsuchungs-AG (RAG), Austria's second largest oil and natural gas production and gas storage company.

RAG benefits from market deregulation

During 2002, the period of relevance to EVN's 2002/03 business year, RAG was able to continue its positive development. This was achieved against the background of major changes caused by the complete deregulation of the Austrian gas market on October 1, 2002. For RAG, this new situation has meant the emergence of fresh opportunities based on its role as a storage company and as a supplier of balancing energy.

- **KÖGÁZ**

  EVN continues to own a joint holding with E.ON Hungaria of around 62% in the south-western Hungarian gas supply company, KÖGÁZ (Középdunántúli Gázszogáltató Rt.).

KÖGÁZ supplies some 270,000 end customers

KÖGÁZ, which was founded in 1950, supplies natural gas to around 270,000 customers in the Hungarian departments of Zala, Somogy and Veszprém. The company has a network with a length of around 8,000 km to which a total of 445 municipalities are connected. In 2002, the period of relevance to EVN reporting, KÖGÁZ, which was privatised in 1995, sold 785 m m^3 of gas.

The planned deregulation of the Hungarian gas market which will result in the opening up of the key account segment is now scheduled for January 1, 2004.





Consolidated Financial Statements according to IFRS

Everyone runs out of energy at one time or another.
EVN is always at your service.



Reporting according to International Financial Reporting Standards

These EVN financial statements for the financial year 2002/03 have been prepared as consolidated financial statements in accordance with the principles of the International Accounting Standards Board (IASB) including the interpretation of the International Financial Reporting Interpretations Committee (IFRIC, previously: Standing Interpretations Committee or SIC).

Pursuant to Austrian business regulations (§ 245a Austrian Commercial Code/HGB), these financial statements legally replace consolidated financial statements and a management report in line with national accounting directives. The fully consolidated companies included in the consolidated financial statements are subject to uniform accounting and valuation principles.

Differences between the IFRS and Austrian accounting regulations

The IFRS and HGB accounting regulations are partially subject to differing basic principles. While accounting pursuant to the HGB focuses on the concept of prudence and the protection of creditors, IFRS accounting lays greater emphasis on the provision of information of relevance to investor decisions.

- **Balance sheet structure**
  In line with IFRS, the balance sheet is structured in accordance with dates of maturity. Deferred items are reallocated to the other receivables and other liabilities.

- **Tangible and intangible assets**
  From the HGB point of view, the periods of depreciation and useful life are characterised by the prudence concept. The IFRS stipulate a continual examination of actual useful life, which is the reason for the tendency towards longer useful life periods in the course of IFRS accounting. In order to establish a potential up- or downside revaluation, an impairment test must be completed in accordance with IAS 36.

- **Inventories**
  Inventory adjustments due to a drop in the market price are only completed when carrying values are not covered by the sales price.

- **Financial instruments**
  In accordance with IAS 39, financial instruments are defined as contracts, which are reported by one company as a financial asset and by the other partner as a debt. On the assets side, the original financial instruments consist of financial assets, receivables and liquid funds, on the equity and liabilities side, liabilities. Swaps, options, futures and structured products also number among the derivative financial instruments. The IFRS divides the financial instruments into four categories.

  Long-term investments are included in the investments available for sale category. Valuation takes place at market values and in line with IAS 39, value changes are reported under equity as profit neutral. Short-term investments are included in the trading instruments category. Valuation takes place at market values, however changes in value are reported as profit or loss. By contrast to the Austrian accounting regulations, the lower of cost or market principle is not applied.

  According to IAS 39, swaps are regarded as trading investments. They are reported under other receivables or as a debt. Valuation takes place at market values, changes in value are reported as profit. Under the Austrian accounting regulations only swap-related interest deferrals and pre-paid expenses are booked. Provisions are formed for negative market values. Positive market values from profits not taken are not reported.

- **Receivables and liabilities**
  Receivables are divided into those with a period to maturity of up to one year and those with a period of longer than one year.

  Liabilities are divided into those with a period to maturity of up to one year, of one to five years and longer than five years.

- **Foreign currency liabilities**
  Valuation takes place in accordance with the reporting date without taking historical costs into account. Therefore, every exchange rate fluctuation is immediately recognised as a profit or loss.

- **Personnel provisions**
  Personnel provisions (provisions for pensions and similar obligations, severance payments and long-service bonuses) are made according to the projected unit credit method. The interest rate is calculated according to the current long-term interest rate in the capital markets at the balance sheet date. Future increases in remuneration up to the expected date of retirement are also accounted for. Therefore, the provision increases more rapidly during the accrual phase than is the case when the premium level method stipulated under Austrian commercial law is applied.

- **Deferred taxation**
  The taxation effect of the temporary differences between the balance sheet according to Austrian tax law and the IFRS balance sheet is shown by the reporting of asset and liability side deferred taxes. Deferred tax assets are created for taxation losses where the probability of realisation of the tax advantage exists. By contrast, Austrian tax law offers a capitalisation option for asset side tax deferrals, which does not include loss carry-forwards.

- **Other provisions**
  Pursuant to the IFRS, the reporting of provisions is based on differing criteria relating to the fundamental payment obligation and the likelihood of it being paid. According to IFRS, the reported value must assume the highest level of probability and not, as under Austrian law, the value established according to the concept of commercial prudence. A fund outflow probability of over 50% is assumed as a criterion in this connection. Expenditure provisions are required under Austrian law, but excluded by the IFRS.

- **Supplementary reporting obligation**
  The IFRS demand more detailed disclosures in the notes concerning the items contained in the balance sheet, income statement, cash flow statement and changes in equity, in order to ensure that the financial statements present a true and fair view of the company. In addition, further information must be provided concerning special business segments, associated companies and derivative financial instruments, which is not required under Austrian commercial law.

Balance sheet

	Note[1]	**30.9.2003**	30.9.2002
		TEUR	TEUR
Assets			
Fixed assets			
Tangible assets	⊳13	1,590,313.7	1,486,575.8
Intangible assets	⊳14	69,693.2	67,767.2
Associated companies at equity	⊳15	198,224.7	190,826.3
Other investments	⊳16	418,489.3	507,692.7
Other fixed assets	⊳17	104,566.7	92,916.4
		2,381,287.5	**2,345,778.4**
Current assets			
Inventories	⊳18	20,609.8	78,830.9
Receivables and other current assets	⊳19	289,458.5	198,210.3
Cash and current deposits	⊳20	302,445.9	181,102.0
		612,514.2	**458,143.2**
Total assets		**2,993,801.7**	**2,803,921.6**
Equity and liabilities			
Equity			
Share capital	⊳21	91,072.4	91,072.4
Capital reserves	⊳22	186,789.5	186,789.5
Retained earnings	⊳23	875,723.4	798,176.2
Valuation reserve according to IAS 39	⊳24	−15,459.7	−34,922.4
Currency translation differences	⊳25	−633.7	–
Own shares	⊳26	–	–
		1,137,491.8	**1,041,115.6**
Minority interests	⊳27	**22,669.8**	**23,613.1**
Long-term liabilities			
Long-term debt	⊳28	733,990.2	680,007.1
Deferred tax	⊳29	68,156.8	36,555.8
Long-term provisions	⊳30	395,997.2	429,286.1
Deferred income from customer payments for network construction	⊳31	177,338.5	169,246.0
Other long-term liabilities	⊳32	38,064.9	36,166.9
		1,413,547.6	**1,351,261.8**
Current liabilities			
Short-term loans	⊳33	6,634.7	14,614.6
Taxes payable	⊳34	97,119.1	65,247.6
Trade accounts payable	⊳35	89,606.0	94,939.2
Current provisions	⊳36	128,237.5	123,664.8
Other current liabilities	⊳37	98,495.2	89,464.8
		420,092.5	**387,931.0**
Total equity and liabilities		**2,993,801.7**	**2,803,921.6**

[1] The notes are an integrated part of the financial statements.

Income statement

	Note[1]	**2002/03**	2001/02
		TEUR	TEUR
Sales revenues	▶38	**1,082,094.2**	**1,113,885.7**
Changes in inventories and work performed and capitalised	▶39	18,612.74	18,512.40
Other operating income	▶40	34,602.71	51,604.84
Cost of materials and services	▶41	–650,036.7	–689,086.9
Personnel expenses	▶42	–190,071.0	–180,068.5
Depreciation	▶43	–124,979.7	–122,098.8
Other operating expenses	▶44	–67,690.6	–64,873.2
Operating result (EBIT)	▶45	**102,531.5**	**127,875.6**
Result from associated companies at equity	▶46	16,115.2	17,048.3
Result from other investments	▶47	–1,495.5	–21,399.6
Interest and other financial result	▶48	28,223.5	14,054.6
Financial result		**42,843.3**	**9,703.3**
Result before tax	▶49	**145,374.8**	**137,578.9**
Taxes on profit	▶50	–41,785.5	–47,042.7
Minority interests	▶51	–1,018.0	–1,047.4
Net result	▶52	**102,571.2**	**89,488.7**
Earnings per share in EUR	▶53	**2.73**	**2.39**
Dividend per share in EUR		0.75[2]	0.70

[1] The notes are an integrated part of the financial statements.
[2] Proposal to the Annual General Meeting

Cash flow statement

	2002/03 TEUR	2001/02 TEUR
Result before tax	**145,374.8**	**137,578.9**
+ depreciation/– writing up of fixed assets	130,402.4	118,301.7
– write-back of deferred income from customer payments for network construction	–13,670.7	–12,413.6
– gains/+ losses from foreign currency valuations	–6,502.0	6,224.1
– gains/+ losses from the disposal of fixed assets from investment activities	–6,403.6	2,676.1
+ increase/– decrease in long-term provisions	–33,386.5	35,298.0
Cash flow from the result	**215,814.3**	**287,665.2**
– increase/+ decrease in short-term inventories and short-term receivables	–24,246.8	18,962.3
+ increase/– decrease in short-term provisions	3,689.6	24,063.3
+ increase/– decrease in trade accounts payable and other liabilities	34,845.4	–54,670.2
– payments for taxes on profits	–16,923.9	–12,103.1
Cash flow from operating activities	**213,178.6**	**263,917.6**
+ proceeds from the disposal of tangible and intangible assets	16,852.6	1,410.1
– payments for additions to tangible and intangible assets	–218,713.2	–163,359.0
+ proceeds from additions to /– payments from disposals of the financial assets and other financial investments	81,436.8	–135,533.4
Cash flow from investment activities	**–120,423.8**	**–297,482.4**
– dividend for the preceding year	–26,307.0	–26,307.0
+ increase/– decrease in financial liabilities	62,870.1	284,203.5
– increase/+ decrease in securities	–44,452.8	862.4
– payments for pension rights	–	–924.4
Cash flow from financing activities	**–7,889.8**	**257,834.5**
Total cash flow	**84,865.1**	**224,269.7**
Changes in cash and cash equivalents[1]		
Cash and cash equivalents at the beginning of the period	143,360.9	–80,908.7
Changes in the scope of consolidation	2,391.0	–
Cash and cash equivalents at the end of the period	230,617.0	143,360.9
Total cash flow	**84,865.1**	**224,269.7**

[1] See note ⊳54

Changes in equity

TEUR	Share capital	Capital reserves	Retained earnings	Valuation reserve according to IAS 39	Currency translation differences	Own shares	Total
Balance as at 30.9.2001	**91,072.4**	**186,789.5**	**758,224.8**	**–**	**–**	**–23,039.4**	**1,013,047.2**
Change due to initial application of IAS 39	–	–	–52,426.4	–5,680.4	–	–	–58,106.7
Dividends 2000/01	–	–	–26,307.0	–	–	–	–26,307.0
Net result 2001/02	–	–	89,488.7	–	–	–	89,488.7
Own share sales	–	–	10,245.6	–	–	23,039.4	33,285.0
Profit-neutral changes to the value of financial instruments	–	–	–	–29,242.0	–	–	–29,242.0
Other changes in equity	–	–	18,950.6	–	–	–	18,950.6
Balance as at 30.9.2002	**91,072.4**	**186,789.5**	**798,176.2**	**–34,922.4**	**–**	**–**	**1,041,115.6**
Dividends 2001/02	–	–	–26,307.0	–	–	–	–26,307.0
Net result 2002/03	–	–	102,571.2[1]	–	–	–	102,571.2
Profit-neutral changes to the value of financial instruments	–	–	–	19,462.7	–	–	19,462.7
Currency translation	–	–	–	–	–633.7	–	–633.7
Changes in the scope of consolidation	–	–	1,283.0	–	–	–	1,283.0
Balance as at 30.9.2003	**91,072.4**	**186,789.5**	**875,723.4**	**–15,459.7**	**–633.7**	**–**	**1,137,491.8**

[1] A proposal will be made to the Annual General Meeting that a dividend of EUR 0.75 per share be distributed from the net result.

EVN Group investments

1. EVN AG investments in the energy sector ≥ 20, as at September 30, 2003

Company, registered offices	Shareholder	Interest %	Currency	Shareholders' equity TEUR, THUF	Last year's result TEUR, THUF	Balance sheet date	Method of consolidation
AUSTRIA FERNGAS Gesellschaft m.b.H., Vienna	EVN	23.75	EUR	4,341	64	31.12.2002	N
Burgenland Holding AG (BHAG), Eisenstadt	EVN	68.74	EUR	72,239	3,128	30.09.2003	F
Burgenländische Elektrizitätswirtschafts-AG (BEWAG), Eisenstadt	BHAG	49.00	EUR	144,673	15,711	31.03.2003	E
Burgenländische Erdgasversorgungs-AG (BEGAS), Eisenstadt	BHAG	49.00	EUR	44,677	1,225	30.09.2002[1]	E
e&t Energie Handelsgesellschaft m.b.H., Vienna	EVN	31.50	EUR	875	31	30.09.2003	E
ENERGIEALLIANZ Austria GmbH, Vienna	EVN	31.50	EUR	2,106	632	30.09.2003	P
Energy Balancing AG, Vienna	EVN	25.00	EUR	6	–26	31.12.2002	N
EVN Energievertrieb GmbH (EVN VT), Maria Enzersdorf	EVN	100.00	EUR	81,034	0	30.09.2003	F
EVN Energievertrieb GmbH & Co KG (EVN KG), Maria Enzersdorf	EVN	100.00	EUR	40,527	17,016	30.09.2003	P
evn naturkraft Erzeugungs- und Verteilungs GmbH, Maria Enzersdorf	EVN	100.00	EUR	49	4	31.12.2002	N
evn naturkraft Erzeugungs- und Verteilungs GmbH & Co KG, Maria Enzersdorf	EVN	100.00	EUR	13,343	4,321	30.09.2003	F
IN-ER Erömü Kft., Nagykanisza (Hungary)	EVN	70.00	HUF	520,837	602	31.12.2002	N
Középdunántúli Gázszolgáltató Rt. (KÖGÁZ), Nagykanizsa (Hungary)	EVN	31.23	HUF	15,725,914	742,917	31.12.2002	E
Naturkraft Energievertriebsgesellschaft m.b.H., Vienna	EAA	100.00	EUR	624	–36	30.09.2003	P
RAG-Beteiligungs-AG, Maria Enzersdorf	EVN	40.00	EUR	79,176	28,760	30.06.2003	E
Switch Energievertriebsgesellschaft m.b.H., Vienna	EAA	100.00	EUR	185	62	30.09.2003	P
Toplak Gesellschaft m.b.H., Breitenfurt	EVN	40.00	EUR	504	–546	31.10.2002	E

F Fully consolidated company (subsidiary)
P Pro rata consolidated company
E Company consolidated at equity (associated company)
N Not consolidated
[1] Short financial year, 1.11.2001 – 30.9.2002

2. Other major EVN AG investments in the energy sector, as at September 30, 2003

Company, registered offices	Shareholder	Interest %	Currency	Shareholders' equity TEUR	Last year's result TEUR	Balance sheet date	Method of consolidation
EconGas GmbH, Vienna	EVN	15.70	EUR	25,610	24,376	31.03.2003	E
Energie AG Oberösterreich, Linz	EVN	9.33	EUR	472,516	29,731	30.09.2002	N
Österreichische Elektrizitätswirtschafts-Aktiengesellschaft (Verbund), Vienna	EVN	10.00	EUR	1,122,420	163,002	31.12.2002	N

E Company consolidated at equity (associated company)
N Not consolidated

3. EVN AG investments in other core business related sectors ≥ 20%, as at September 30, 2003

Company, registered offices	Shareholder	Interest %	Currency	Shareholders' equity TEUR, THUF	Last year's result TEUR, THUF	Balance sheet date	Method of consolidation
ALLPLAN Gesellschaft m.b.H., Vienna	Utilitas	50.00	EUR	772	167	31.12.2002	E
AVN Abfallverwertung Niederösterreich Ges.m.b.H. & Co KG, Maria Enzersdorf	EVN	100.00	EUR	–4,161	–3,809	30.09.2003	F
AVN Holding GmbH, Maria Enzersdorf	EVN	100.00	EUR	41	3	30.09.2003	N
AWB Abfall-Wirtschaft-Beteiligungs Gesellschaft m.b.H., Maria Enzersdorf	EVN	100.00	EUR	10,655	–312	30.09.2003[1]	F
AWB-Con Abfall-Wirtschaft-Beteiligungs-Gesellschaft m.b.H., Maria Enzersdorf	AWB	100.00	EUR	11,819	145	30.09.2003[1]	F
Dianazentrum Realitätengesellschaft m.b.H., Vienna	teletech	75.00	EUR	10	–140	31.12.2002	N
DTV Rt., Dunavarsány (Hungary)	evn wasser	51.00	HUF	295,320	–28,586	31.12.2002	N
e&i EDV Dienstleistungsgesellschaft m.b.H., Vienna	EVN	50.00	EUR	1,816	204	30.09.2002	E
EVN-Pensionskasse Aktiengesellschaft, Maria Enzersdorf	EVN	100.00	EUR	874	7	31.12.2002	N
evn wasser GmbH, Maria Enzersdorf	EVN/Utilitas	100.00	EUR	63,325	4,304	30.09.2003	F
EZO Gastronomie- und Servicegesellschaft m.b.H., Maria Enzersdorf	Utilitas	100.00	EUR	452	83	30.09.2003	F
GrafoTech Beratungs- und Planungsgesellschaft mbH & Co KG, Maria Enzersdorf	Utilitas	100.00	EUR	988	783	30.09.2003	F
GrafoTech Holding GmbH, Maria Enzersdorf	Utilitas	100.00	EUR	33	0	30.09.2003	N
Kabelsignal AG, Maria Enzersdorf	Utilitas	100.00	EUR	8,027	2,301	30.09.2003	F
Kabelsignal St. Pölten Gesellschaft m.b.H., St. Pölten	Kabelsignal	95.00	EUR	1,707	805	30.09.2003	F
Kabelsignal Melk GmbH, Maria Enzersdorf	Kabelsignal	100.00	EUR	31	5	31.12.2002	N
Kabelsignal Bruck/Leitha, Maria Enzersdorf	Kabelsignal	100.00	EUR	–81	–8	31.12.2002	N
NÖKOM NÖ Telekom Service Gesellschaft m.b.H., Maria Enzersdorf	EVN	50.00	EUR	1,528	463	31.12.2002	E
teletech Facility Management Service GmbH, Vienna	Utilitas	100.00	EUR	699	217	30.09.2003	F
Utilitas Dienstleistungs- und Beteiligungs-GmbH, Maria Enzersdorf	EVN	100.00	EUR	27,696	1,071	30.09.2003	F
V&C Kathodischer Korrosionsschutz Gesellschaft m.b.H., Pressbaum	Utilitas	100.00	EUR	370	77	31.03.2003	E
Wiental-Sammelkanal GmbH, Untertullnerbach	evn wasser	50.00	EUR	896	–304	31.12.2002	N
WTE Wassertechnik Holding und Betriebs-GmbH (WTE HG), Maria Enzersdorf[2]	EVN VT	100.00	EUR	81,029	–3	30.09.2003	F
ZSV Beteiligungs GmbH, Maria Enzersdorf	WTE HG	100.00	EUR	32	–1	30.09.2003	F

F Fully consolidated company (subsidiary)
E Company consolidated at equity (associated company)
N Not consolidated
[1] Short financial year 1.9.2003–30.9.2003
[2] Formerly SLB Holding GmbH

Notes

General

EVN AG is a multi-service utility with registered offices at EVN Platz, A-2344 Maria Enzersdorf. The EVN consolidated financial statements for the 2002/03 financial year correspond with the current International Financial Reporting Standards (IFRS) and follow the interpretation of the International Financial Reporting Interpretations Committee (IFRIC, previously: Standing Interpretations Committee or SIC).

These consolidated financial statements have been drawn up in accordance with the going-concern principle. The presentation and grouping of individual items in the balance sheet, the income statement, the cash flow statement, as well as the changes in equity, are based on the principle of materiality. Both the EVN accounts and the consolidated financial statements are prepared in euro (EUR). For the sake of clarity, all figures are given in thousands of euros (TEUR). There may be some slight mathematical differences due to the rounding up or down of individual items and percentages.

The accounting and valuation of the consolidated financial statements are based on uniform criteria.

Principles of consolidation

▶1 Scope of consolidation

As opposed to the comparable period of 2001/02, the scope of consolidation includes EVN Energievertrieb GmbH, EZO Gastronomie- und Servicegesellschaft m.b.H., WTE Wassertechnik Holding und Betriebs-GmbH and ZSV Beteiligungs GmbH. Korneuburg Gas Vertriebs- und Verteilungs GmbH (previously: Stadtwerke Korneuburg GmbH), which last year was included in the scope of consolidation for the first time, has now been merged with EVN AG.

▶1 Changes in the scope of consolidation

	Fully consolidated	Pro rata consolidated	Consolidated at equity	Total
30.9.2001	**12**	**–**	**5**	**17**
Initial consolidation	1	–	2	3
Merger	–	–	–	–
Final consolidation	–	–	–	–
30.9.2002	**13**	**–**	**7**	**20**
Initial consolidation	4	4	4	12
Merger	–1	–	–	–1
Final consolidation	–	–	–	–
30.9.2003	**16**	**4**	**11**	**31**

As at October 1, 2002, the "Energy Business: Electricity Customers and Gas Retail Customers Division" of EVN AG was brought into EVN Energievertrieb GmbH & Co KG. ENERGIEALLIANZ Austria GmbH acts as a general partner to this company, while EVN AG is the sole limited partner. The consolidated financial statement prepared by ENERGIEALLIANZ Austria GmbH is included on a pro rata basis. EVN AG has a 31.5% holding in the sub-group financial statement, consisting of ENERGIEALLIANZ Austria GmbH, Switch Energievertriebsgesellschaft m.b.H. and Naturkraft Energievertriebsgesellschaft m.b.H., while EVN AG has a 100% holding in EVN Energievertrieb GmbH & Co KG.

Including EVN as the parent company, 16 (previous year: 13) companies are fully consolidated and four companies are consolidated pro rata.

These changes in the scope of consolidation resulted in an increase in the balance sheet total by TEUR 11,602.9.

As a result of the inclusion of ALLPLAN Gesellschaft m.b.H., EconGas GmbH, Toplak Gesellschaft m.b.H. and V&C Kathodischer Korrosionsschutz Gesellschaft m.b.H., the number of companies consolidated at equity rose to eleven (previous year: seven).

In accordance with the principle of materiality, an investment need not be shown as a subsidiary or as an associated company if it is immaterial. This appraisal is based on the company's respective balance sheet total, total fixed assets, pro rata equity and external sales revenues in proportion to Group totals. The companies consolidated on the basis of these criteria account for more than 99% of the respective totals. Nine (previous year: fourteen) subsidiaries were not consolidated in view of their immateriality to the assets, financial position and profitability of the Group.

▶2 Consolidation method

Capital consolidation is carried out using the book value method. The cost of the shares purchased is offset against the proportional carrying amount of the subsidiary's equity acquired as at the date of acquisition. Where attributable, any excess is allocated to the asset purchases. Non-attributable asset-side differences are classified as goodwill and subjected to straight-line depreciation in accordance with useful life. Non-attributable equity side differences were offset by goodwill on the asset side and withdrawn according to the useful life of goodwill.

Internal Group receivables and liabilities, expenses and revenues, and company results are eliminated, except when immaterial. In the case of companies in which an investment is held and a major influence on business policy can be exercised (associated companies), the pro rata proportion of the company's net profit after tax is added to the carrying value of the shares (equity method). In such situations, the sum reported for profit distribution is reduced by the pro rata amount. Intra-group profits and losses are eliminated where material.

▶3 Group currency conversion

The financial statements of foreign subsidiaries are converted on the basis of functional currency. Conversion of the balance sheet items is carried out at the mid-market exchange rate on the balance sheet date. The items in the income statements of consolidated foreign companies are converted at the average rates of exchange for the period. Differences arising from the currency conversion of pro rata equity are reported as equity without any effect on the result. In the case of a foreign company being deconsolidated, these currency differences are recognised as profits or losses.

Accounting and valuation methods

►4 Tangible and intangible assets
Tangible and intangible assets are reported at the cost of acquisition or production, less scheduled linear depreciation. Apart from direct costs, the production costs include a reasonable percentage of material and manufacturing overheads. General administrative costs and interest on borrowed capital are not capitalised.

Assets are depreciated from the time of commissioning. Straight-line depreciation is carried out over the expected useful life of the asset. In the case of assets commissioned during the first six months of the financial year, depreciation is for a whole financial year, otherwise the amount for a half-year is offset. The anticipated economic and technical life of tangible assets is taken into consideration in determining their useful life.

Exceptional depreciation is undertaken where a reduction in the value of an asset is expected to be non-temporary. In order to assess the stated value of tangible and intangible assets, an impairment test is carried out. The higher of the net sales price and the value in use, which is calculated as a cash value from the related future monetary inflows and outflows, is compared with the previously reported carrying amount. Should this result in a value below that of the previously reported carrying value, a write-down is completed. If the reasons for exceptional depreciation no longer apply, a write-up takes place, at a maximum to the scheduled, projected acquisition costs.

Maintenance work is shown as an expense unless it changes the nature of the asset involved.

Third-party contributions are allocated to the affected assets, reported as liabilities and written back in line with the scheduled depreciation of the assets in question.

Where unallocable, any excesses resulting from initial consolidation are reported as goodwill and then subjected to scheduled depreciation in accordance with the anticipated useful life. In addition, the remaining goodwill is examined on every balance sheet date with regard to its recoverable amount. Reductions in future use are offset as exceptional depreciation.

Due to the fundamentally longer amortisation periods for investments in the energy industry, a useful life of 15 years is allocated to the goodwill on energy sector interests.

In the case of rights to electricity procurement from external power stations reported as intangible assets (rights), a useful life of 40 years was used in accordance with the contractual period.

Reference should be made to note ►43, Depreciation, with regard to the definition of cash generating units and the calculation of the value in use.

►4 Expected useful life of tangible and intangible assets

	Years
Buildings	10 – 50
Transmission lines and pipelines	15 – 33
Machinery	10 – 33
Meters	7 – 40
Tools and equipment	4 – 25
Rights	4 – 40
Goodwill	5 – 15

▶5 Leased and rented property, plant and equipment

Leases and rental agreements under which all risks and benefits are transferred to the Group, and which are associated with the utilisation of assets, are treated as finance leases. The assets, for which such leases and rental agreements are concluded, are recognised at the present value of the capitalised lease, or the rental payments at the time of acquisition, and depreciated over their useful life. The value of capitalised assets is offset against the respective cash value of the liability arising from the outstanding lease or rental charges on the balance sheet date.

The assets contained in all other lease and rental agreements are regarded as being the subject of operative leasing and are owned by the tenant or lessor. The rental charges are reported as an expense.

▶6 Financial assets

Investments in subsidiaries not included in consolidation are valued at the cost of acquisition on the basis of the general principles for the valuation of financial assets. In the consolidated financial statements, associated companies are principally valued at equity. Where these companies are immaterial and market values cannot be established, valuation takes place at the cost of acquisition. Permanent reductions in value are depreciated accordingly.

Investments in companies that do not qualify as either subsidiaries or associated companies are shown as other investments and valued at the market value. In the case of those companies for which a reliable market value can be determined, the market value or the likely sales proceeds on the balance sheet date is reported. In line with IAS 39, the changes in value of these investments are reported under equity as profit neutral. Recognised revaluation is undertaken for probable, non-temporary reductions in value. All other investments are valued at the cost of acquisition less eventual, exceptional depreciation.

Bonds and other fixed-interest securities, shares and other interests, which are allocated to permanent operations, are reported at market value. Changes in value are generally included in equity as profit neutral. Conversely, in the event of non-temporary reductions in value, recognised revaluation is completed. Interest-free or low-interest loans are reported at the cost of acquisition or the lower cash value.

▶7 Inventories

The valuation of inventories is made at the cost of acquisition or manufacture, or if lower, the market price. No write-downs are made on inventories if the book values are covered by the sale proceeds. The calculation of the use of primary energy reserves, raw materials and consumables takes place in accordance with the weighted average cost method. Where turnover is infrequent, a write-down may be undertaken.

▶8 Receivables

Trade accounts receivable and other current receivables are reported at the carried cost of acquisition, and where necessary, reduced by valuation adjustments. Tax receivables are offset against tax liabilities, when they relate to the same tax authority.

▶9 Cash and current deposits

Current deposits (cash in hand, cash at banks, securities) are combined under the item "cash and current deposits" and reported at current rates.

▶10 Liabilities

Liabilities are reported at the carried cost of acquisition. Foreign currency liabilities are valued at the mid-market rate on the balance sheet date, or in the case of hedge accounting, at the hedged rate. Funding costs are part of the carried cost of acquisition.

This item also includes deferred income from customer payments for network construction. These are recognised as long-term liabilities and written back over the relevant period.

Provisions for pensions and similar obligations, severance payments and long-service bonuses are valued using the projected unit credit method. The awaited benefits to be paid are spread over the active working life of employees until retirement. Anticipated future increases in remuneration are taken into account. An actuary calculates the amounts of the provisions on the respective closing date of the financial statements in the form of an actuarial report.

Deferred taxes are calculated using the liability method at the tax rate to be expected on the balance sheet date when short-term differences are reversed.

Other provisions consist of the aggregate contingent liabilities, reflecting the most likely liability.

▶11 Currency conversion

Assets and debts in foreign currencies (from outside the euro zone) are converted at the mid-market rate of exchange on the balance sheet date at the forward exchange rate in euros. Assets and debt denominated in the former currencies of the European Monetary Union states were converted at the rates irrevocably fixed by the European Commission. Resulting write-ups and write-downs are accounted for as income or expense.

▶12 Stating of the fair value of financial instruments

The fair value of financial instruments is the amount used as a basis in business transactions between expert contractual parties, who are independent of each another. The fair value is frequently identical with the market price. Thus, the fair value is established on the basis of the market information available on the balance sheet date. In view of conflicting influences, the values reported can therefore differ from the values realised at a later date.

Notes to the balance sheet

Assets

Fixed assets

As compared with the preceding year, the net value of fixed assets increased by TEUR 35,509.1 or 1.5%, to TEUR 2,381,287.3. The net value is the residual book value, which comprises the acquisition cost less accumulated depreciation.

There are neither limitations on the rights to use, nor mortgaged assets as security for debts.

►13 Tangible assets

The essential additions derived largely from the construction of a waste incineration plant, enlargement of wind power generation and electricity distribution capacity and investments in the building of gas transport and distribution pipelines, as well as technical infrastructure facilities. The expansion to the scope of consolidation included the assets of ENERGIEALLIANZ Austria GmbH, Switch Energievertriebsgesellschaft m.b.H. and Naturkraft Energievertriebsgesellschaft m.b.H.

The land and buildings item contains land values of TEUR 39,067.1 (previous year: TEUR 37,621.9).

The impairment tests completed in accordance with IAS 36 resulted in exceptional depreciation on the electricity and gas networks of EUR 58.7 m, which was necessary due to regulatory stipulations. Conversely, improved generation conditions derived from the increase in electricity prices led to appreciation of EUR 62.6 m on EVN's power plants.

The impairment test is described in Note ►4, Tangible and intangible assets, of the Accounting and valuation methods.

The development of depreciation in the period under review, as well as details concerning the exceptional measures are described in note ►43, Depreciation.

The item advance payments made and plant under construction includes TEUR 79,477.5 relating to plant under construction on the balance sheet date (previous year: TEUR 118,200.9). This decrease derives mainly from the completion of a waste incineration plant by AVN Abfallverwertung Niederösterreich Ges.m.b.H. & Co KG and the commissioning of wind power plants by evn naturkraft Erzeugungs- und Verteilungs GmbH & Co KG.

For leased and rented plants, the balance of the present value of the payment obligations derived from the use of heating networks and heat generation plants is reported. The carrying amount of these assets totalled TEUR 8,929.0 on the balance sheet date (previous year: TEUR 12,599.2). The related leasing and rental liabilities are recorded under other long-term liabilities.

►13 Development of tangible assets

TEUR	Land and buildings	Transmisson lines and pipelines	Machinery, mechanical and electrical installations	Meters	Other plant, tools and equipment	Advance payments made and plant under construction	Total
Gross value September 30, 2002	**417,544.8**	**1,736,971.7**	**1,205,831.9**	**116,586.0**	**165,866.9**	**137,792.2**	**3,780,593.4**
Changes in the scope of consolidation	5.7	–	–	–	131.9	–	137.6
Investments	26,389.5	45,771.4	121,206.5	2,657.5	8,845.3	23,137.1	228,007.3
Disposals	–7,692.2	–2,796.8	–22,667.4	–3,569.0	–10,497.0	1,235.1	–45,987.3
Transfers	16,185.2	26,085.9	35,137.4	155.0	2,275.7	–79,895.5	–56.2
Gross value September 30, 2003	**452,433.0**	**1,806,032.2**	**1,339,508.3**	**115,829.5**	**166,622.9**	**82,268.9**	**3,962,694.9**
Accumulated depreciation September 30, 2002	**–289,149.3**	**–802,437.4**	**–1,001,313.3**	**–66,780.6**	**–134,034.0**	**–302.9**	**–2,294,017.6**
Changes in the scope of consolidation	–0.9	–	–	–	–91.3	–	–92.2
Depreciation 2002/03	–9,374.2	–119,463.8	–38,573.3	–4,483.6	–13,683.5	–449.1	–186,027.4
Additions 2002/03	10,857.7	338.3	52,900.9	–	–	–	64,096.9
Disposals	6,357.0	2,466.7	22,346.1	2,991.7	9,502.9	–	43,664.3
Transfers	–	–	–5,146.3	–	5,141.3	–	–5.0
Accumulated depreciation September 30, 2003	**–281,309.8**	**–919,096.3**	**–969,786.0**	**–68,272.5**	**–133,164.5**	**–752.0**	**–2,372,381.2**
Net value September 30, 2002	**128,395.4**	**934,534.2**	**204,518.5**	**49,805.3**	**31,832.9**	**137,489.3**	**1,486,575.8**
Net value September 30, 2003	**171,123.2**	**886,935.9**	**369,722.3**	**47,557.0**	**33,458.3**	**81,516.9**	**1,590,313.7**

▶14 Intangible assets

The additions to goodwill resulting from changes in the scope of consolidation derive from the initial inclusion of EVN Energievertrieb GmbH, EZO Gastronomie- und Servicegesellschaft m.b.H., WTE Wassertechnik Holding und Betriebs-GmbH and ZSV Beteiligungs GmbH, as well as the pro rata consolidation of the ENERGIEALLIANZ Austria GmbH consolidated financial statements. The addition of TEUR 845.3 resulted from the merger of Korneuburg Gas Vertriebs- und Verteilungs GmbH with EVN AG.

The depreciation on goodwill results largely from the scheduled depreciation of Kabelsignal AG. By contrast, the carrying value of negative goodwill fell by TEUR 1,167.2 to TEUR 10,977.3, while additions from changes in the scope of consolidation amounted to TEUR 322.8.

Other intangible assets include electricity procurement rights, transportation rights on natural gas pipelines, and other rights, in particular software licences. Additions of TEUR 5,882.6 were made to the electricity purchasing rights in the course of an intangible asset impairment test.

The impairment test is described in the Accounting and Valuation Methods under note ▶4, Tangible and intangible assets.

There were no intangible assets from work performed and capitalised within the Group.

▶14 Development of intangible assets

TEUR	Positive goodwill	Negative goodwill	Other intangible assets	Total
Gross value September 30, 2002	**22,709.5**	**–12,666.1**	**254,285.1**	**264,328.5**
Changes in the scope of consolidation	901.0	–322.8	93.0	671.2
Additions	845.3	–	3,490.2	4,335.6
Disposals	–	–	–98.4	–98.4
Transfers	–	–	56.2	56.2
Gross value September 30, 2003	**24,455.8**	**–12,989.0**	**257,826.2**	**269,293.1**
Accumulated depreciation September 30, 2002	**–15,922.2**	**844.4**	**–181,483.5**	**–196,561.2**
Changes in the scope of consolidation	–	–	–1.7	–1.7
Depreciation 2002/03	–3,960.8	–	–6,138.1	–10,098.9
Additions 2002/03	–	1,167.2[1]	5,882.6	7,049.8
Disposals	–	–	7.1	7.1
Transfers	–	–	5.0	5.0
Accumulated depreciation September 30, 2003	**–19,883.0**	**2,011.6**	**–181,728.5**	**–199,599.9**
Net value September 30, 2002	**6,787.3**	**–11,821.7**	**72,801.6**	**67,767.2**
Net value September 30, 2003	**4,572.8**	**–10,977.3**	**76,097.7**	**69,693.2**

[1] Write-back of negative goodwill

▶15 Associated companies at equity

Investments are reported as associated companies, when a major influence is exerted on the business policy of a company, without it being a subsidiary. One refutable assumption applied is the ownership of 20–50% of voting rights. Associated companies are generally valued at equity.

The changes to the pro rata equity of TEUR 9,089.9 derive from the respective share of the result totalling TEUR 24,288.4 less distributed profits and profit neutral currency conversions.

The companies consolidated at equity are shown in the EVN Group investments table (see page 62).

▶16 Other investments

This item includes affiliated and associated companies, which due to immateriality are not consolidated, as well as investments in which EVN has a holding of less than 20%.

Other investments include shares in listed companies with a listed value on the balance sheet date of TEUR 247,307.7 (previous year: TEUR 341,001.6). The Group's other investments are in non-listed companies, so that an estimation of their market value is not possible due to insufficient marketability. The disposals relate mainly to the sale of stock in ATEL.

The changes in the scope of consolidation relate to the initial full consolidation of EVN Energievertrieb GmbH, EZO Gastronomie- und Servicegesellschaft m.b.H., WTE Wassertechnik Holding und Betriebs-GmbH and ZSV Beteiligungs GmbH, the first pro rata consolidation of the consolidated financial statements of the companies of the Energie-Allianz and the initial consolidation at equity of ALLPLAN Gesellschaft m.b.H., EconGas GmbH, Toplak Gesellschaft m.b.H. and V&C Kathodischer Korrosionsschutz Gesellschaft m.b.H.

Additions of TEUR 27,554.0 to the other investments derive from adjustments to higher market values and share prices. In line with IAS 39, these were offset against the valuation reserve.

Further information can be found in the EVN Group investments table (from page 62), as well as in the "The individual business areas" section of this report (from page 39).

▶15 Development of associated companies at equity

TEUR	Associated companies
Gross value September 30, 2002	**177,951.3**
Additions and transfers	323.3
Changes in the scope of consolidation	3,008.0
Disposals	–
Equity adjustments	–
Gross value September 30, 2003	**181,282.6**
Accumulated equity changes September 30, 2002	**12,875.0**
Changes in pro rata equity	9,089.9
– Depreciation 2002/03	–5,022.8
Disposals	–
Additions	–
Accumulated equity changes September 30, 2003	**16,942.2**
Net value September 30, 2002	**190,826.3**
Net value September 30, 2003	**198,224.7**

▶16 Development of other investments

TEUR	Investments in subsidiaries	Other investments	Total
Gross value September 30, 2002	**7,667.4**	**583,334.3**	**591,001.7**
Changes in the scope of Consolidation	–1,318.9	–4,688.3	–6,007.2
Additions	1,171.2	4,512.6	5,683.8
Transfers	–	–201.6	–201.6
Disposals	–29.4	–134,574.8	–134,604.1
Gross value September 30, 2002	**7,490.3**	**448,382.2**	**455,872.5**
Accumulated depreciation September 30, 2002	**–4,867.4**	**–78,441.6**	**–83,309.1**
Changes in the scope of consolidation	778.8	938.8	1,717.6
– Depreciation	–14.5	–	–14.5
+ Additions	–	27,554.0	27,554.0
Transfers	–	201.6	201.6
Disposals	–	16,467.2	16,467.2
Accumulated depreciation September 30, 2003	**–4,103.2**	**–33,280.1**	**–37,383.3**
Net value September 30, 2002	**2,799.9**	**504,892.7**	**507,692.7**
Net value September 30, 2003	**3,387.1**	**415,102.2**	**418,489.3**

▶17 Other fixed assets

Securities consist of shares in investment funds and mainly serve to provide the cover required by Austrian taxation law relating to provisions for severance payments, pensions and similar obligations. The net values correspond with the quoted price on the balance sheet date. Additions and disposals resulted from related asset regrouping during the financial year.

Of the loans amounting to TEUR 9,127.0 (previous year: TEUR 8,322.5), TEUR 190.6 (previous year: TEUR 407.0) have a period to maturity of less than one year.

As in the preceding year, long-term inventories relate to oil reserves for the generation of electricity and heat. A value adjustment was completed for the deposit base derived from storage.

Other long-term assets primarily consist of long-term receivables in connection with financial instruments (interest rate and currency swaps), which meet the criteria for hedge accounting according to IAS 39.

▶17 Development of other fixed assets

TEUR	Securities	Loans	Long-term inventories	Other long-term receivables	Total
Gross value September 30, 2002	**85,146.8**	**8,331.4**	**3,754.5**	**18,074.2**	**115,306.8**
Changes in the scope of consolidation	35.7	16.6	–	–	52.3
Additions	81,408.4	1,456.6	–	4,249.6	87,114.6
Disposals	–84,549.8	–671.4	–	–12,142.4	–97,363.6
Gross value September 30, 2003	**82,041.1**	**9,133.1**	**3,754.5**	**10,181.4**	**105,110.1**
Accumulated depreciation September 30, 2002	**–21,860.3**	**–8.9**	**–521.1**	**–**	**–22,390.3**
Depreciation 2002/03	–0.4	2.8	–	–	2.3
Disposals	21,844.6	–	–	–	21,844.6
Accumulated depreciation September 30, 2003	**–16.2**	**–6.1**	**–521.1**	**–**	**–543.4**
Net value September 30, 2002	**63,286.5**	**8,322.5**	**3,233.3**	**18,074.2**	**92,916.4**
Net value September 30, 2003	**82,025.0**	**9,127.0**	**3,233.3**	**10,181.4**	**104,566.7**

Current assets

►18 Inventories

Due to the outsourcing of purchasing and trading business in the gas sector to EconGas GmbH with effect from January 1, 2003, EVN no longer has its own gas reserves. The reserves of primary energy are now comprised entirely of coal. The fall in this item is due to a higher level of consumption.

Other inventories contain raw materials and supplies, other inventories and customer orders not yet invoiced.

►19 Receivables and other current assets

Trade accounts receivable generally relate to electricity, gas and heating customers. Doubtful debts are accounted for by a provision of TEUR 6,448.7 (previous year: TEUR 8,755.6).

Receivables from financial instruments relate to deferred interest.

Receivables from employees comprise accruals from wage and salary accounting.

Receivables from subsidiaries and associated companies mostly derive from intra-Group transactions relating to energy supplies, Group financing and services to non-consolidated subsidiaries.

The other receivables contain advance payments, receivables from insurance and from taxation.

►20 Cash and current deposits

Short-term securities, consisting largely of fixed-income securities and domestic shares, are used for the temporary investment of free liquid funds. This item consists entirely of securities available for sale, which are reported at the market value.

Apart from the loss of TEUR 1,686.0 (previous year: loss of TEUR 110.4) derived from disposals of securities, during the period under review a recognised upvaluation of TEUR 1,454.1 was made due to the rise in stock market prices.

The cash and current deposits at banks, as well as fixed income securities, are part of the cash and cash equivalents included in the cash flow statement.

►18 Inventories

TEUR	**2002/03**	2001/02
Primary energy reserves	13,111.6	62,423.8
Raw materials and supplies, consumables and other inventories	4,476.0	5,398.6
Customer orders not yet invoiced	3,022.2	11,008.5
Total	**20,609.8**	**78,830.9**

►19 Receivables and other current assets

TEUR	**2002/03**	2001/02
Trade accounts receivable	87,858.0	112,169.0
Receivables from financial instruments	2,926.4	7,719.6
Receivables from employees	9,174.0	9,379.4
Receivables from subsidiaries and associated companies	125,154.6	60,236.8
Other receivables and assets	64,345.5	8,705.6
Total	**289,458.5**	**198,210.3**

►20 Cash and current deposits

TEUR	**2002/03**	2001/02
Cash in hand	100.7	70.2
Cash at banks	100,561.0	156,905.4
Securities	201,784.2	24,126.4
Total	**302,445.9**	**181,102.0**

Equity and liabilities

Equity

►21 *Share capital*
EVN AG share capital of TEUR 91,072.4 consists of 37,581,455 non-par value bearer shares.

The Annual General Meeting on January 22,1999 approved a change to the company statutes authorising the Executive Board to increase the share capital within five years following entry of the appropriate alteration into the company register, which means up to July 30, 2004, by an amount of up to TEUR 7,997.0 through the issue of new shares in exchange for cash (authorised capital).

During the 1989/90 financial year, 49% of the company was privatised under the 1987 amendment to the 2nd Nationalisation Act and since then has been officially listed on the Vienna Stock Exchange. On January 2, 2002, the EVN AG share was adopted into the Vienna Stock Exchange "Prime Market". The share has also been listed in Munich and Frankfurt since May 1991. In the USA, EVN shares have been available through a "sponsored level one American Depository Receipt (ADR) program" since December 1991.

►22 Capital reserves
The capital reserves include appropriated reserves in accordance with Austrian stock corporation law of TEUR 128,521.7 from capital increases, as well as non-appropriated reserves in accordance with Austrian stock corporation law of TEUR 58,267.7.

►23 Retained earnings
This item contains retained earnings and differences in equity due to the initial use of IAS 39 as at October 1, 2001. In addition, it also includes adjustments from the changes in the scope of consolidation and the untaxed reserves in the individual financial statements formed in accordance with Austrian taxation law following the deduction of deferred taxes, which are reported under the long-term taxation provisions.

The proposal for the distribution of profits made to the Annual General Meeting, consisting of an EUR 0.75 dividend per share, is not contained in the liabilities.

►24 Valuation reserve according to IAS 39
Profit-neutral changes to financial instruments are offset against the valuation reserve according to IAS 39 and reported separately in the changes in equity table.

As at September 30, 2002, the valuation reserve according to IAS 39 stood at minus EUR 34,922.4. In the financial year, profit-neutral changes in the value of financial instruments led to an increase of TEUR 19,462.7 in equity, which led to a valuation reserve on the balance sheet date of minus TEUR 15,459.7.

►25 Currency translation differences
This item contains differences from currency translations during consolidation and in the financial year resulted in a reduction in equity of TEUR 633.7.

►26 Own shares
On the balance sheet date no own shares were in EVN AG ownership. Therefore, on the balance sheet date, a total of 37,581,455 shares were in circulation (previous year: 37,581,455).

Minority interests

►27 Minority interests
As in the preceding year, this item comprises minority interests in the equity capital of the fully consolidated company Burgenland Holding AG, amounting to 31.26%, and 5% of Kabelsignal St. Pölten GmbH. All other fully consolidated companies are in full direct or indirect EVN ownership.

►28 Long-term debt

	Nominal interest rate %	Term	Nominal amount	**Carrying amount 30.9.2003** TEUR	Carrying amount 30.9.2002 TEUR	Effective interest rate %	**Fair value 30.9.2003** TEUR
JPY bond	5.20	1994–2014	JPY 8 bn	55,508.4	66,751.9	6.25	82,360.2
CHF obligation	3.25	1998–2008	CHF 200 m	134,490.2	141,263.4	2.21	135,614.1
DEM bond	5.00	1998–2008	DEM 230 m	119,419.1	141,990.2	4.28	124,041.5
EUR bond	5.25	2001–2011	EUR 280 m	290,678.9	299,751.2	3.93	295,932.0
Total bonds	–	–	–	**600,096.7**	**649,756.8**	–	**637,947.9**
Long-term bank loans	1.00–5.95	up to 2025	EUR 152.9 m	133,893.5	30,250.3	3.57	132,706.0
Total	–	–	–	**733,990.2**	**680,007.1**	**3.82**	**770,653.8**

Long-term liabilities

►28 Long-term debt

In addition to the JPY bond issued in 1994, this item contains the CHF obligation placed in April 1998, the DEM bond issued in August 1998 and the EUR bond issued in December 2001. All loans have final maturity. In the past financial year repurchases to a nominal amount of EUR 43.2 m were made on the DEM and the EUR bonds. The loans consist of bank loans, funded largely by interest and redemption subsidies from the Austrian Environment and Water Industry Fund.

Valuation took place at the carried cost of acquisition. Liabilities in foreign currencies were translated at the reporting date rate or the hedged rate. In accordance with IAS 39, in the case of hedging, liabilities to the amount employed in the hedge accounting were adjusted by the corresponding change in value of the hedged risk.

The result of the required balance sheet date evaluation consists of a write-down of the JPY bond recognised as income amounting to TEUR 11,251.7 (previous year: TEUR 6,629.1), a write-down of the CHF bond recognised as income of TEUR 6,773.2 (previous year: TEUR 11,774.5), a profit reducing write-up of the DEM bond of TEUR 437.0 and a write-up of the EUR bond recognised as an expense of TEUR 10,769.4.

The deferred interest expenses are contained in the other current liabilities.

The effective rate of interest for the 2002/03 financial year, which averaged 3.82% (previous year: 4.55%), represents the average interest burden relating to the average carrying amount after interest and currency hedging were taken into account. On the balance sheet date, the carrying amount weighted interest rate totalled 3.68% (previous year: 3.73%), which corresponded with a 5.9-year fixed interest period (previous year: 3.6 years).

The fair value was calculated on the basis of the market information available on the balance sheet date relating to the respective bond price and the rate of exchange.

During the 2002/03 financial year, the situation in the financial markets was exploited to carry out hedging of the interest and currency risks at a correspondingly low level.

►29 Deferred tax

The calculation of deferred tax was based on the taxation rate of 34% valid on the balance sheet date. The differences between the amounts stated in the tax balance and those contained in the consolidated balance sheet only contain deferred taxes when these constitute temporary differences. For non-temporary differences, a final taxation relevance is assumed. Deferred tax assets and deferred tax liabilities are offset, as these relate to the same tax authority.

Deferred tax assets relate to EVN's tax loss carried forward. They are capitalised to the extent in which positive taxable income can be expected in the coming years. Other tax losses carried forward within the Group of TEUR 1,799.5 (previous year: TEUR 1,259.0) were not capitalised, as their future tax relief is still uncertain.

In accordance with IAS 39, deferred tax assets totalling TEUR 7,964.1 (previous year: TEUR 15,064.1) are profit-neutral reported under retained earnings.

►29 Deferred tax

TEUR	**2002/03**	2001/02
Deferred tax assets		
Social capital	–46,559.5	–48,261.1
Tax loss to be carried forward	–19,731.6	–16,925.1
Financial instruments	–	–9,029.3
Other deferred tax assets	–5,301.2	–4,161.0
Deferred tax liabilities		
Fixed assets	62,359.9	57,307.5
Untaxed reserves	39,671.8	38,810.2
Financial instruments	30,046.1	–
Other deferred tax liabilities	7,671.3	18,814.7
Total	**68,156.8**	**36,555.8**

▶30 Long-term provisions

- **Provision for pensions**
  Under the terms of a company agreement, EVN is obliged to pay employees, who joined the company prior to December 31, 1989, a supplementary pension from the date on which they retire. In principle, the amount of this supplementary pension is performance-related and derives from the length of service and the amount of remuneration at the time of retirement. Over and above this, EVN, and as a rule the employees as well, pay contributions to EVN-Pensionskasse AG. The resulting entitlements count entirely as pension payments. Consequently, obligations towards retired staff and those with pension entitlements are largely covered by the provisions for pensions and supplemented by EVN-Pensionskasse AG.

  For employees who joined the company after January 1, 1990, the supplementary company pension has been replaced by a contribution based pension scheme which is financed by EVN-Pensionskasse AG. The resulting pension payments are generally graduated according to individual remuneration.

  A contractual pension obligation exists for some individual employees, which means that subject to certain preconditions, they are entitled to company pension payments following retirement.

  The altered legislative framework, established by the Budget Accompanying Act 2003, which foresees a general increase in the retirement age, was taken into full account during the calculation of the provision for pensions. This lowered the provision due to the fact that the regulation shortens the actuarial pension period.

  The amount reported for the provision for pensions on the balance sheet date was calculated on the basis of an actuarial report using the projected unit credit method and the following parameters:

  - Interest rate of 4.5% p.a. (previous year: 5.5% p.a.)
  - Remuneration increases of 2.25% p.a. (previous year: 2.75% p.a.)
  - Pension increases of 2.0% p.a. (previous year: 2.5% p.a.)

  As in the previous year, the biometric bases for calculation were established using the "AÖV 1999-P – Rechnungsgrundlagen für die Pensionsversicherung – Pagler & Pagler, Angestelltenbestand" Austrian pension tables. Due to the lower interest rate on the balance sheet date, the interest rate used was reduced to 4.5%.

  The corridor regulation according to IFRS 19 means that accumulated actuarial gains and losses within 10% of the defined benefit obligation (DBO) value are not subject to recognition in the income statement.

  On the balance sheet date, the pension reserve exceeded the DBO value by 8.0% (previous year: exceeded by 10%).

- **Provision for obligations similar to pensions**
  This item relates to liabilities derived from the entitlements to the electricity and gas benefits in kind of current employees, retired employees and dependents. The amount of this provision is calculated actuarially using the same parameters as for the provision for pensions.

- **Provision for severance payments**
  Severance payments are one-off payments, which are compulsory under Austrian labour legislation when employees are dismissed, or on a regular basis upon attainment of retirement age. The amount of such payments relates to the number of years of service and the amount of individual remuneration. The provision for severance payments is formed in accordance with actuarial principles. Provision measurement is made using the same assumptions as for the provision for pensions, as the corridor regulation according to IAS 19 was employed for the first time.

  On the balance sheet date, the provision for severance payments exceeded the DBO value by 0.6% (previous year: 0.0%).

▶30 Long-term provisions

TEUR	**2002/03**	2001/02
Provision for pensions	239,239.8	240,752.8
Provision for obligations similar to pensions	16,855.9	16,906.5
Provision for severance payments	58,687.5	58,938.3
Provision for long-service bonuses	13,952.4	13,924.3
Other long-term provisions	67,261.5	98,764.3
Total	**395,997.2**	**429,286.1**

Development of the provision for pensions and similar obligations

TEUR	**2002/03**	2001/02
Present value of pension obligations (DBO) October 1	**234,235.7**	**242,697.8**
+ service costs	2,214.7	2,860.2
+ interest paid	13,004.8	13,505.7
– pension payments	–15,939.5	–17,697.1
– actuarial gain/+ loss	3,590.5	–7,130.9
Present value of pension obligations (DBO) September 30	**237,106.2**	**234,235.7**
Provision for pensions and similar obligations	**256,095.7**	**257,659.3**

- **Provision for long-service bonuses**
  The obligations for long-service bonuses derived from collective wage and company agreements were calculated using the same parameters as for the provision for pensions.

- **Other long-term provisions**
  The provision for obligations from co-operation agreements with BEGAS was raised by TEUR 2,000 to TEUR 36,700.0 (previous year: TEUR 34,700.0). A provision of TEUR 12,763.3 (previous year TEUR 9,028.0) was made for environmental and hazardous waste risks. A provision of TEUR 5,311.8 was made for the undertaking of liability of the debts of subsidiaries.

  A provision of TEUR 10,701.6 was made for financial instruments.

▶31 Deferred income from customer payments for network construction

This item is constituted by payments made by customers as part of prior investments in network construction. They represent an offset to the cost of acquisition of these assets, and are written-back according to the straight-line method over 20 years.

▶32 Other long-term liabilities

Other long-term liabilities include TEUR 19.153,5 (previous year: TEUR 16,013.8) for lease liabilities in connection with the utilisation of heating networks and heating plants. Of this amount, TEUR 14,445.1 (previous year: TEUR 11,970.9) is due for payment in more than five years, the remainder after one year. Accrued premiums from long-term financial transactions amount to TEUR 7,223.1 (previous year: TEUR 12,958.1). In addition, other long-term liabilities contain investment grants from third parties of TEUR 10,532.8 (previous year: TEUR 5,993.3), which are written back as income in line with the useful life of the related assets. As a rule, the provision of investment grants is linked to operational management in accordance with legal requirements and individual official approval.

Development of the provision for severance payments

TEUR	**2002/03**	2001/02
Present value of severance payment obligations (DBO) October 1	**58,938.3**	**57,095.7**
+ changes in the scope of consolidation	96.6	–
+ service costs	2,662.6	2,548.8
+ interest paid	3,393.4	3,280.4
– severance payments	–6,391.8	–3,092.1
– actuarial gain/+ loss	–385.5	–894.6
Present value of severance payment obligations (DBO) September 30	**58,313.6**	**58,938.3**
Provision for severance payment	**58,687.5**	**58,938.3**

Development of the other long-term provisions

TEUR	Provision for long-service bonuses	Other long-term provisions	Total
Carrying amount as at October 1, 2002	**13,924.3**	**98,764.3**	**112,688.5**
Interest expenses	803.6	5,178.2	5,981.9
Application	–1,228.0	–54,747.7	–55,975.7
Additions	452.5	18,066.7	18,519.2
Carrying amount as at September 30, 2003	**13,952.4**	**67,261.5**	**81,213.9**

▶32 Other long-term liabilities

TEUR	**2002/03**	2001/02
Investment grants	10,532.8	5,993.3
Long-term leases	19,153.5	16,013.8
Long-term deferrals from financial instruments	7,223.1	12,958.1
Other long-term liabilities	1,155.5	1,201.7
Total	**38,064.9**	**36,166.9**

Periods to maturity of the other long-term liabilities

TEUR	Period to maturity as at September 30, 2003				Period to maturity as at September 30, 2002			
	Up to 1 year	Over 1 year	Over 5 years	Total	Up to 1 year	Over 1 year	Over 5 years	Total
Long-term leases	–	4,708.4	14,445.1	19,153.5	–	4,042.9	11,970.9	16,013.8
Other long-term liabilities	–	662.8	492.7	1,155.5	57.5	791.6	352.6	1,201.7
Total	–	**5,371.2**	**14,937.8**	**20,309.0**	**57.5**	**4,834.5**	**12,323.5**	**17,215.6**

Current liabilities

►33 Short-term loans
Current account liabilities are included in the liquidity fund of the cash flow statement.

►34 Taxes payable
Taxes payable relate both to liabilities derived from sales tax, energy tax, wage and salary contributions, as well as corporation tax prepayments not yet assessed, totalling TEUR 97,119.1 (previous year: TEUR 65,247.6).

►35 Trade accounts payable
Trade accounts payable are reported at the carried cost of acquisition value. As in the previous year, the entire amount is due within a year.

►36 Current provisions
The provision for personnel entitlements comprises special payments not yet due, outstanding leave and liabilities from restructuring. These relate to an early retirement scheme, which can be used by employees. The provision for legally binding agreements on the balance sheet date is reported to the amount of TEUR 8,983.9 (previous year: TEUR 13,073.3).

Other provisions consist mainly of liabilities from customer vouchers and consulting services, as well as provisions for impending losses from outstanding business.

►37 Other current liabilities
The liabilities arising from personnel expenses comprise liabilities to the tax authorities and severance payment obligations.

The advance payments received derived from customers for electricity, gas and heating supplies and the installation of customer equipment.

Other liabilities largely consist of deferred interest expenses, liabilities to the tax authorities and related to social security, as well as deferred liabilities from the offset of the surcharge on network tariffs.

►33 Short-term loans

TEUR	**2002/03**	2001/02
EUR cash loans	3,385.0	1,000.0
Bank overdrafts and other short-term loans	3,249.7	13,614.6
Total	**6,634.7**	**14,614.6**

►36 Current provisions

TEUR	**2002/03**	2001/02
Personnel entitlements	46,971.6	49,974.3
Short-term provision for asset additions	2,373.5	2,258.8
Services not yet invoiced and other provsions	78,892.4	71,431.7
Total	**128,237.5**	**123,664.8**

►37 Other current liabilities

TEUR	**2002/03**	2001/02
Liabilities relating to social security	15,820.8	14,877.4
Liabilities to subsidiaries and associated companies	29,277.0	21,172.7
Advance payments received	637.9	591.3
Other liabilities	52,759.6	52,823.4
Total	**98,495.2**	**89,464.8**

Notes to the income statement

The income statement was prepared in accordance with the total cost method.

►38 Sales revenues
The development of sales revenues is outlined in the Management Report (from page 27) and in the section "The individual business areas" (from page 39).

On January 1, 2003, "Natural Gas Key Account Business", which also includes gas trading, was outsourced to EconGas GmbH. During the 2001/02 financial year, key accounts provided sales revenues of around EUR 110 m.

Energy and water revenues in the period under review are calculated on the balance sheet date from the customer invoicing systems with the aid of statistical processes and deferred according to the amount of energy supplied during the period. Sales revenues are first realised where EVN has an entitlement to payment by the customer.

Other operating revenues largely result from the invoicing of customer orders for domestic supply and equipment, telecommunications services and offsetting with non-consolidated companies. In addition, this item also contains sales revenues from the fully consolidated companies totalling TEUR 41,960.5 (previous year: TEUR 24,556.8).

►39 Changes in inventories and work performed and capitalised
This item incorporates the change in not yet invoiced customer orders over the previous year. These relate primarily to heating plants and contracting models. Own work performed and capitalised comprises material overheads and staff hours charged. In addition to personnel costs, the clearing rates also include overheads.

►40 Other operating income
The income from the write-back of provisions can be traced to the revaluation of impending losses in connection with supply contracts.

In the preceding year the result from the disposal and addition of tangible and intangible assets also contained write-ups on intangible assets. From this report period onwards, these are reported under depreciation.

The remainder of the item mostly comprises payments for claims and rental income.

►38 Sales revenues

TEUR	**2002/03**	2001/02
Electricity revenues	608,056.6	556,501.3
Gas revenues	304,085.0	417,205.7
Heating revenues	42,031.3	36,470.0
Water revenues	21,446.4	18,741.2
Other operating revenues	106,474.8	84,967.5
Total	**1,082,094.2**	**1,113,885.7**

►39 Changes in inventories and work performed and capitalised

TEUR	**2002/03**	2001/02
Increase or decrease in inventory	–6,127.4	6,884.7
Own work capitalised	24,740.1	11,627.7
Total	**18,612.7**	**18,512.4**

►40 Other operating income

TEUR	**2002/03**	2001/02
Income from the writing-back of provisions	7,150.5	19,418.2
Income from the writing-back of deferred income from customer payments for network construction	13,670.7	12,413.6
Income from the disposal of tangible and intangible assets	6,403.6	13,781.7
Other operating income	7,377.8	5,991.3
Total	**34,602.7**	**51,604.8**

▶41 Cost of materials and services

Reference should be made to the Management Report (from page 27) and the "The individual business areas" section (from page 39) regarding changes in electricity purchases and fuel expenses. The reduction in the cost of electricity purchases and primary energy can be traced to the outsourcing of gas key account and trading business to EconGas GmbH. The increase in the cost of materials and services was mainly due to the expenses incurred for repairs and offsetting with non-consolidated subsidiaries.

▶42 Personnel expenses

Salary costs rose due to an increase under the collective agreement and the rise in personnel numbers related to the expanded scope of consolidation.

One the one hand, the increase in pension expenses resulted from the reduction in the interest rate used for calculation to 4.5%. On the other, the exceeding of the DBO of the provison for pensions in the preceding year led to actuarial mathematical profits and thus a lower allocation.

Personnel expenses contain payments to EVN-Pensionskasse AG of TEUR 4,181.4.

▶43 Depreciation

Depreciation of TEUR 196,126.4 contains scheduled depreciation of TEUR 129,704.9 and a total of TEUR 66,421.5, which largely derived from the depreciation of the electricity and gas networks due to an impairment test for Cash Generating Units (CGU) described in the Management Report and in note ▶13, Tangible assets.

Depreciation was reduced as a result of additions of TEUR 71,146.7, which were primarily necessitated by impairment tests in the thermal power station area and with regard to electricity rights.

As a result total depreciation amounted to TEUR 124,979.7. Scheduled depreciation on tangible assets and intangible assets increased over the preceding year by TEUR 12,293.4 or 10.5%. This was primarily the result of increased investment in the areas of power generation and waste incineration.

All in all, this item fell by 2.4%.

One important criterion used for the qualification of a plant as a cash generating unit was the technical and economic autonomy required for the obtaining of revenues to the Group. This relates to electricity and heat generation plants, as well as electricity and gas distribution systems.

The value in use was calculated through the discount of future cash inflows and outflows originating from the continuing use of the asset. The interest rate for the discount amounting to 8.5% (previous year: 8.5%) was derived from the weighted average cost of capital. Calculation took place on the basis of a forecast referring to expected revenues, operating and maintenance costs, whereby the technical condition of the respective plants was also taken into consideration.

▶44 Other operating expenses

This item includes legal fees and consulting costs, advertising expenses, telecommunications and postage, rents, insurance, office supplies, written off receivables and other claims, monetary transaction expenses and expenses on services to investments.

▶45 Operating result (EBIT)

The operating result fell from the TEUR 127,875.6 of the preceding year by TEUR 25,344.0, or 19.8%, to TEUR 102,531.5.

▶41 Cost of materials and services

TEUR	**2002/03**	2001/02
Electricity purchases and primary energy expenses	523,958.7	579,133.3
Other materials and services	126,078.0	109,953.6
Total	**650,036.7**	**689,086.9**

▶42 Personnel expenses

TEUR	**2002/03**	2001/02
Salaries	130,101.6	126,718.7
Severance payments	8,490.4	7,204.6
Pension costs	17,598.8	13,335.8
Compulsory social security contributions and payroll-related taxes	32,524.3	31,434.9
Other social expenses	1,355.9	1,374.5
Total	**190,071.0**	**180,068.5**

▶43 Depreciation

TEUR	**2002/03**	2001/02
Depreciation of tangible assets	121,930.6	113,238.8
Depreciation of intangible assets	3,049.1	8,860.0
Total	**124,979.7**	**122,098.8**

Financial result

►46 Result from associated companies at equity

This item consists of the result and depreciation of goodwill from BEWAG, BEGAS, RAG-Beteiligungs-AG, NÖKOM, KÖGÁZ, ALLPLAN, V&C, EconGas, Toplak, e&i and e&t.

►47 Result from other investments

Income from other investments derived mainly from the dividends from shares in Österreichische Elektrizitätswirtschafts-AG (Verbund) of TEUR 4,314.9.

While in the preceding year the result from other investments was negatively affected by valuation measures, in the 2002/03 financial year provisions were made with respect to the credit obligations of subsidiaries.

►48 Interest and other financial result

Income on interest from fixed financial assets includes interest from *investment funds, the main emphasis of which is on fixed-interest* securities.

Other interest income generally relates to returns on securities held as current financial assets. Interest expenses for long-term financial liabilities derive from issued bonds and long-term bank loans. The other *interest expenses incorporate expenses from short-term loans.*

Interest expenses associated with the financing of inventory and own work were not capitalised.

The exchange rate gains/losses from long-term foreign currency liabilities derived from the valuation adjustment of the JPY bond and the CHF obligation, as well as from the application of the stipulations contained in IAS 39 to the remaining financial instruments on the balance sheet date.

The positive foreign currency exchange rate situation derived from the strength of the euro and favourable interest rates led to corresponding income in the other financial result of TEUR 43,554.9 relating to derivative financial instruments.

►49 Result before tax

The result before tax amounts to TEUR 145,374.8 (previous year: TEUR 137,578.9).

►48 Interest and other financial result

TEUR	**2002/03**	2001/02
Income on interest from fixed financial assets	2,984.3	39.6
Other income on interest	8,802.8	5,324.4
Interest expenses for long-term financial liabilities	–24,392.0	–22,804.9
Other interest expenses	–6,468.5	–3,457.1
Valuation gains/losses from long-term foreign currency liabilities	6,250.9	6,522.3
Result from valuation gains/losses and disposals relating to long-term securities	–4,424.2	–2.6
Result from depreciation and disposals relating to *current financial assets*	1,915.3	–2,807.4
Other financial result	43,554.9	31,240.2
Total	**28,223.5**	**14,054.6**

▶50 Taxes on profit
A corporation tax rate of 34% applied to the parent company EVN AG on the balance sheet date. All fully or pro rata consolidated companies are based in Austria. Consequently, an income tax rate of 34% was employed for the calculation of tax deferrals.

In ratio to the result before taxes, the effective tax burden of the Group amounted to 28.7% (preceding year: 34.2%).

The reduction in the tax rate as compared to the preceding year derived from the increase in tax free investment income. In addition, the sale of own shares was concluded in the past financial year, which resulted in no further tax burdens from this item.

As compared to the preceding year, current expenses for taxes on profits fell, as adjustments had to be made due to the fiscal calculation.

▶51 Minority interests
This item includes third party interests in the annual results of the fully consolidated Burgenland Holding AG and Kabelsignal St. Pölten Gesellschaft m.b.H., amounting to TEUR 1,018.0 (previous year: TEUR 1,047.4).

▶52 Net result for the year
The net result for the financial year amounts to TEUR 102,571.2 (previous year: TEUR 89,488.7).

▶53 Earnings per share
The number of ordinary shares issued totalled 37,581,455. The earnings per share calculated on the basis of a net result for the year of TEUR 102,571.2 (previous year: TEUR 89,488.7), amounted to EUR 2.73 (previous year: EUR 2.39).

Other information

▶54 Cash flow statement
The indirect method was selected for the presentation of the cash flow statement. The item cash and cash equivalents consists of cash in hand and at banks and fixed-income securities less bank overdrafts.

Profit tax payments of TEUR 16,923.9 are reported separately under cash flow from operating activities. Dividends received, interest income and expenses are assigned to current business activities. Cash flow from dividends received for the year totalled TEUR 20,985.3. Interest received amounted to TEUR 8,490.5 (previous year: TEUR 5,309.5), while interest payments of TEUR 16,260.1 (previous year: TEUR 13,594.2) were made.

The sale of shares in ATEL is included in the cash flow from investments.

Dividend payments to EVN AG shareholders are reported as financing activities.

▶50 Taxes on profit

TEUR	**2002/03**	2001/02
Income tax expense	20,210.8	29,219.6
+ Recognised additions/– write-backs of deferred tax	21,574.7	17,823.1
Total	**41,785.5**	**47,042.7**

Calculation of the effective rate of tax

%	**2002/03**	2001/02
Income tax rate	34.0	34.0
Change in taxation due to		
– Tax free financing and investment income	–5.1	–4.0
– Proceeds from the resale of own shares	–	2.5
– Other items	–0.2	1.7
Effective tax rate	**28.7**	**34.2**

▶54 Cash and cash equivalents

TEUR	**2002/03**	2001/02
Cash in hand	100.7	70.2
Cash at banks	100,561.0	156,905.4
Short-term securities (cash derivatives)	133,205.0	–
Bank overdrafts	–3,249.7	–13,614.6
Total	**230,617.0**	**143,360.9**

►55 Segment reporting

Since the Group's operating activities are focused mainly on the region of Lower Austria, it is not necessary to produce a segmental report pursuant to geographical locations.

- **Description of activities**
  The electricity segment encompasses the procurement of electricity from in-house generation and external sources, the transportation and distribution of electricity, the sale of electricity to end customers and electricity trading. The operating result contains write-downs of TEUR 31,090.7 and write-ups of TEUR 69,074.8 derived from impairment tests.

  The gas segment encompasses the procurement of gas, transport for the company and third parties, and the distribution of gas to customers. It also comprises the services associated with network expansion and the connection of new customers. Due to a CGU evaluation within the scope of an impairment test, depreciation of TEUR 27,632.6 was made on the gas network.

  The heating and other business areas segment encompasses services in the local and district heating sector, water supply and those Group activities that cannot be assigned to either the electricity or the gas segments. A CGU evaluation of the plants in this segment resulted in depreciation of TEUR 7,698.2 and appreciation of TEUR 904.3.

- **Segment assignment principle**
  Items that can be assigned directly are designated to the respective segments. Services provided by one segment for another that can be directly charged, are allocated by means of intra-Group transactions. Any items that cannot be assigned directly or charged are assigned using an objective cost allocation process. Remainders are distributed in proportion to the assigned items.

- **Intra-Group pricing**
  As far as energy consumption is concerned, pricing within the Group is based on comparable prices to those for industrial customers and thus represents applicable market prices. For the remaining items, pricing is based on costs.

►55 Segment reporting

EUR m	Electricity		Gas		Heating and other business areas		Total	
	2002/03	2001/02	**2002/03**	2001/02	**2002/03**	2001/02	**2002/03**	2001/02
External sales revenues	634.0	584.8	317.1	434.1	131.0	95.0	1,082.1	1,113.9
Intra-Group revenues	8.6	5.1	54.5	49.4	1.9	1.4	65.0	56.0
Depreciation	–31.8	–65.6	–63.6	–34.7	–29.5	–21.8	–125.0	–122.1
thereof:								
impairment depreciation	–31.1	–1.8	–27.6	–	–7.7	–2.9	–66.4	–4.7
impairment appreciation[1]	69.1	15.5	–	–	0.9	–	70.0	15.5
Operating result (EBIT)	111.4	94.1	–6.1	35.7	–2.8	–1.9	102.5	127.9
Result from associated companies at equity	4.3	3.0	11.5	14.1	0.2	–0.0	16.1	17.0
Book value of associated companies at equity	89.9	85.9	106.2	103.7	2.1	1.2	198.2	190.8
Liabilities	1,124.3	1,049.3	384.8	364.2	324.5	325.7	1,833.6	1,739.2
Total assets	1,858.6	1,827.5	618.8	647.7	516.4	328.7	2,993.8	2,803.9
Investments in tangible assets	116.2	85.3	24.8	24.1	87.0	52.3	228.0	161.7

[1] In the preceding year, appreciation was reported under "other operating income".

▶56 Financial instruments

The receivables, shares and liabilities classified as primary financial instruments are reported in accordance with IAS 39. The accounting and valuation principles are described under the respective items. Purchases and sales of financial instruments were booked as per the settlement date.

Long-term investments serve the creation of the cover stock required for personnel-related provisions within the framework of externally administered investment funds.

The risk on receivables is equivalent to the figures shown in the financial statements reduced by valuation adjustments.

The long-term financial liabilities derived from issued bonds are described in detail in note ▶28, Long-term debt. Current liabilities consist of euro cash bills due on a daily basis.

Derivative financial instruments are used primarily to hedge the company against liquidity, exchange rate and interest change risks. The operative goal is long-term, financial result continuity. In addition, individual, higher risk opportunities offering larger profit are occasionally exploited.

Currency risks to the company derive mainly from the JPY and CHF bonds issued. These are also hedged partly with derivative financial instruments (see also note ▶28, Long-term debt). In the case of interest rate risks, a mix of fixed and variable interest financial liabilities is generally sought. Derivative financial instruments provide the short-term control of the fixed-interest period.

The favourable interest and currency exchange rates during the period under review were used for swap hedging transactions, which should lead to a considerable reduction in the volatility of future financial results.

Following conclusion, all financial instruments are immediately incorporated into a risk management system. This facilitates a daily overview of all risk indicators. In addition, a separate unit has been set up to provide on-going risk analyses based on the value-at-risk method (see also "Risk management", from page 24).

The nominal values are the not offset totals of all the items classified as financial derivatives on the balance sheet date. Though these are equivalent to the amounts agreed between the contractual parties, this is not a measure of the risk incurred by the company through the use of derivatives. Potential risk factors include fluctuations in market prices and the credit risk of the contractual parties. The nominal and current market values (fair value) of all derivative financial instruments are recognised.

▶56 Derivative financial instruments

		Nominal value		Market value	
		30.9.2003	30.9.2002	**30.9.2003**	30.9.2002
Currency swaps					
CHF million	(under 5 years)	270.0	110.0[1]	5.2	−17.2
JPY million	(over 5 years)	8,000.0[2]	8,000.0	−695.0	−5,213.3
USD million	(under 3 years/ over 5 years)	30.4	–	2.5	–
Interest rate swaps					
EUR million	(under 5 years)	70.3	140.6	−0.9	−0.9
CHF million	(over 5 years)	–	180.0[2]	–	13.5
EUR million	(over 5 years)	–	195.0[2]	–	4.8
EUR million	(under 3 years)	20.0	20.0	−0.6	−0.2

[1] Thereof a nominal value of CHF 20.0 m used for hedging pursuant to IAS 39
[2] Used for hedging pursuant to IAS 39

►57 Reporting of the 4th quarter 2002/03

For clarification of the figures for the 4th quarter of 2002/03, reference should be made to the Management Report (from page 27) and the "The individual business areas" section (from page 39), as well as the individual items of the income statement contained in the notes.

►58 Significant events after the balance sheet date

With effect from October 1, 2003, EVN purchased the entire stock of WTE Wassertechnik GmbH, Essen.

New electricity network tariffs were imposed by the E-control Commission with effect from November 1, 2003. Like the anticipated reductions in gas network tariffs, these were already included in the CGU evaluation of the electricity and gas networks as per September 30, 2003 and led to corresponding depreciation in the financial year under review.

Other major events after the balance sheet date are described in the Management Report (from page 27) and the "The individual business areas" section (from page 39).

►59 Other obligations and risks

EVN has entered into long-term, fixed quantity and price agreements with e&t and EconGas to ensure its supplies of electricity and primary energy.

The gas purchasing agreements between OMV, AUSTRIA FERNGAS and the regional gas companies were transferred in their entirety to EconGas. The company has also entered into long-term agreements involving the transportation and storage of natural gas and imports of coal from Poland.

The potential risk of claims not covered by provisions relating to dangers to the environment and hazardous waste at disused industrial locations, which remain subject to investigation by the authorities, has been estimated at TEUR 10,911.0.

On the balance sheet date, an order liability of TEUR 44,919.8 existed for tangible and intangible assets.

►57 Income statement 4th quarter

	2002/03 Q4 EUR m	2001/02 Q4 EUR m	Change EUR m	Change %
Electricity revenues	140.7	116.2	24.5	21.1
Gas revenues	19.1	58.0	–38.9	–67.1
Heating revenues	5.1	2.3	2.8	–
Water revenues	6.8	5.1	1.7	34.0
Other sales revenues	35.9	28.1	7.8	27.7
Sales revenues	**207.6**	**209.6**	**–2.0**	**–1.0**
Changes in inventories and work performed and capitalised	10.7	7.3	3.4	46.3
Other operating income	15.3	29.8	–14.4	–48.5
Cost of materials and services	–155.5	–172.1	16.5	9.6
Personnel expenses	–47.0	–38.5	–8.5	–22.2
Depreciation	–34.4	–36.2	1.8	5.1
Other operating expenses	–30.6	–29.7	–0.9	–3.2
Operating result (EBIT)	**–33.9**	**–29.8**	**–4.2**	**–14.0**
Result from associated companies at equity	10.6	11.3	–0.6	–5.6
Result from other investments	–5.4	–12.1	6.7	55.3
Interest and other financial result	2.3	26.3	–24.0	–91.1
Financial result	**7.6**	**25.5**	**–17.9**	**–70.3**
Result before tax	**–26.3**	**–4.2**	**–22.1**	–
Taxes on profit	9.2	4.1	5.1	–
Minority interests	–	–	–	–
Period net result	**–17.1**	**–0.1**	**–17.0**	–
Earnings per share in EUR	–0.46	–	–	–

In the course of participation in a lease-and-lease-back transaction involving the Freudenau power station, which is owned by Verbund-Austrian Hydro Power AG (former "Donaukraft"), EVN undertook to provide indemnification of up to TEUR 28,965.9 for certain defaults and losses.

Letters of comfort amounting to TEUR 294,876.9 were granted to trading partners for the business transactions undertaken on behalf of EVN by e&t Energie Handelsgesellschaft m.b.H., regarding in-house trading and the optimisation of electricity sourcing. Corresponding recourse claims offset these obligations.

A shareholders' agreement was concluded in connection with the Energie AG Oberösterreich share purchase contract, which contains mutual pre-emptive rights. In addition, should a corporate law linkage with Linz Strom GmbH occur, an option obligation results under which EVN must purchase Energie AG Oberösterreich shares. The option obligation is limited to the period up to 2010. As at September 30, 2003, the conditions required for the coming into force of the option right were not given.

The liabilities derived from warranties and other contractual contingent liabilities amount to a total of EUR 33.4 m (previous year: EUR 23.2 m) and largely comprise open contractual liabilities to subsidiaries and assumed liabilities for customer loans and loans for subsidiaries.

▶60 Information on business transactions with related companies

Long-term agreements were concluded with the subsidiaries founded within the framework of EnergieAllianz, ENERGIEALLIANZ Austria GmbH and e&t Energie Handelgesellschaft m.b.H. concerning the sale and sourcing of electricity.

Long-term gas supply contracts were also concluded with EconGas GmbH.

A co-operation agreement also exists with BEGAS – Burgenländische Erdgasversorgungs-AG regarding gas business related services, as well as a long-term usufruct agreement with NÖKOM NÖ Telekom Service Gesellschaft m.b.H. regarding the provision of optical fibre cables. ALLPLAN Gesellschaft m.b.H. provides planning services for the Group.

▶61 Information on management and staff

The average number of Group employees during the financial year was 2,317 (previous year: 2,199). On the balance sheet date, the Group employed 2,333 people (previous year: 2,224).

The total emoluments paid to active members of the Executive Board in the financial year 2002/03 amounted to TEUR 1,208.6 (previous year: TEUR 1,041.4), those to former members of the Executive Board and their dependents to TEUR 752.4 (previous year: TEUR 740.5).

The corporate bodies are listed on pages 6 and 7 of this Annual Report.

Additional information in accordance with § 245a Austrian Commercial Code

The expenditure on severance payments and pensions for the members of the Executive Board and the senior management amounted to TEUR 2,535.9 and for the other employees to TEUR 18,288.1.

Compensation to the members of the Supervisory Board amounted to TEUR 118.7 in the year under review.

In the year under review, the members of the Environmental Advisory Committee were paid compensation amounting to TEUR 65.6.

Maria Enzersdorf,
November 18, 2003

EVN AG

The Executive Board

Rudolf Gruber
(Chairman)

Peter Layr

Herbert Pöttschacher

Auditors' Report

To the EVN Supervisory Board

We have audited the consolidated financial statements as of September 30, 2003, prepared by EVN AG according to the stipulations of the International Financial Reporting Standards (IFRS) as approved by the International Accounting Standards Board (IASB). These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion concerning the financial statements based on our audit.

We conducted our audit in accordance with the International Standards on Auditing (ISA) of the IFAC. These standards require that we plan and perform the audit to obtain reasonable assurance as to whether the financial statements are free of material misstatement. The audit includes the examination, on a test basis, of evidence supporting the amounts and disclosures in the Group financial statements. It also incorporates the assessment of the accounting principles used and significant estimates made by the management, as well as the evaluation of the overall Group financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements present fairly, in all material aspects, the financial position of the Group as of September 30, 2003, and of the results of its operations and cash flows for the year then ended in accordance with IFRS issued by the IASB.

Pursuant to Austrian commercial law, the Management Report and the Group's adherence to requirements for exemption from the compilation of consolidated financial statements, prepared in accordance with Austrian commercial law, must be examined.

We confirm that the Management Report complies with the consolidated financial statements and that the legal requirements are met to exempt EVN AG from the obligation to compile Group financial statements in accordance with the Austrian Commercial Code.

Vienna, November 18, 2003

KPMG Austria GmbH
Wirtschaftsprüfungs- und
Steuerberatungsgesellschaft

Johann Perthold m.p.
Thomas Kozich m.p.

Chartered accountants and tax consultants

Report of the Supervisory Board

The Supervisory Board responsible for the period under review was regularly informed about the company and the Group's subsidiaries by the Executive Board at seven meetings and gave the approval required for certain business transactions.

KPMG Austria GmbH Wirtschaftsprüfungs- und Steuerberatungsgesellschaft, the auditors duly appointed for the 2002/03 financial year from October 1, 2002 – September 30, 2003, audited the financial statements and the Management Report of EVN AG as at September 30, 2003, prepared in accordance with Austrian accounting regulations. The auditors produced a written report on the results of their audit and gave their unqualified opinion.

The Supervisory Board has approved the financial statements and the consolidated financial statements as at September 30, 2003, the Management Report and the respective proposals for the distribution of profits. The financial statements as at September 30, 2003, are thereby taken as approved pursuant to § 125, Section 2 of the Austrian Corporation Act.

In addition, the Supervisory Board has accepted the consolidated financial statements prepared in accordance with the International Financial Reporting Standards (IFRS) for the 2002/03 financial year from October 1, 2002 – September 30, 2003, which were also audited by KPMG Austria GmbH Wirtschaftsprüfungs- und Steuerberatungsgesellschaft and received unqualified opinion.

Due to the fact that the consolidated financial statements have been prepared according to IFRS, the company is exempt from the obligation to provide consolidated financial statements pursuant to Austrian commercial law.

In closing, the Supervisory Board wishes to express its sincere gratitude to the Executive Board for its work during the 2002/03 financial year. It also extends its thanks and recognition to all employees for their endeavours and co-operation in the interests of the company.

Maria Enzersdorf,
December 9, 2003

On behalf of the Supervisory Board

Theodor Zeh
(Chairman)

Our service to investors includes the postage of all written company information and invitations to our events for retail investors. Should you be interested, please return the reply card below.

In addition, we cordially invite you to visit our newly designed investor homepage at **www.investor.evn.at**. Here you will find a wealth of information, including press releases, EVN's current share price, our financial calendar and a request service for Letters to Shareholders and Annual Reports.

○ I would like to receive detailed information about EVN. Please send me your Letters to Shareholders and future Annual Reports.

○ Please send me invitations to your events for retail investors.

○ I do not require further information. Please delete my name from your mailing list.

DVR 0024341 – AR02/03

Name

Address

Post code City

Country

EVN AG
Investor Relations

EVN Platz
A-2344 Maria Enzersdorf
Austria

EVN AG

Head Office

EVN Platz
A-2344 Maria Enzersdorf
Phone +43 2236 200-0
Fax +43 2236 200-2030

Investor Relations

Georg Waldner
Phone +43 2236 200-12718
Fax +43 2236 200-82718
e-mail investor.relations@evn.at

Information on the Internet

www.evn.at
www.investor.evn.at

Further websites

Allplan	www.allplan.at
Burgenland Holding	www.buho.at
EconGas	www.econgas.com
EnergieAllianz	www.energieallianz.at
evn naturkraft	www.evn-naturkraft.at
evn wasser	www.evnwasser.at
e&t	www.eundt.at
grafotech	www.grafotech.at
kabelsignal	www.kabsi.at
nökom	www.noekom.at
Austrian electricity solution	www.unserstrom.at
teletech	www.teletech.co.at
WTE	www.wte.at

Printed on chlorine-free bleached paper

Energie
vernünftig
nutzen



Sustainability Report 2002/03

ways at your service

EVN environmental policy statement

Minimisation of environmental impact

Naturally, our activities have a degree of impact on the environment. Therefore, EVN minimises such effects and thus makes an important contribution to the maintenance of the general ecological balance in its supply areas.

Sustainable growth

We feel an obligation to the principle of sustainability and adopt a responsible approach to the resources entrusted to us. Our aim is to secure the long-term quality of the environment for future generations. For us, ecological, economic and social objectives are of equal significance.

Improved environmental performance

EVN's activities are based on compliance with statutory requirements and state-of-the-art environmental protection technology. In addition, the company is committed to constant improvements in the standard of its environmental performance.

Renewable energy systems

EVN is engaged in the development and use of additional energy systems and innovative environmental protection installations.

State-of-the-art environmental engineering

All of EVN's energy generation plants are state-of-the-art. Existing capacity is subject to environmental upgrading as far as this is economically sustainable. At the same time, the company endeavours to exploit resources through the highest possible efficiency levels. This helps to prevent further intensification of the greenhouse effect.

Landscape conservation

In the course of its energy transmission activities, EVN pays close attention to preserving the landscape. Local network cabling projects and optimum line routing are two examples of this policy.

Waste management

The flow of material within our company is carefully monitored and controlled, facilitating waste prevention, recycling and correct disposal, in that order. The company also applies ecological criteria when selecting its material and equipment suppliers, and waste disposal contractors.

Energy consulting

Efficient, customer-oriented energy consulting is a matter of key importance to EVN. In addition to economic considerations, this increasingly involves ecological aspects. Energy saving is one of the core principles of EVN consulting.

Optimised customer appliances

EVN helps its customers to enhance the efficiency of their energy systems, thereby contributing to a reduction in pollution levels.

Work force motivation

The comprehensive range of tasks for an ecologically oriented company is so wide, that it can only be accomplished by well-informed and motivated employees. Therefore, EVN regards staff training and identification with the company's ecological policy as a major priority.

EVN corporate policy statement

The company

We intend to fulfil customer expectations and needs through our range of products and services in the energy and water supply sector and related business areas. As a result, we also contribute to the general quality of life.

We are a regional supplier of energy, water and infrastructure services based in the federal province of Lower Austria.

We co-operate with both national and international partners and also carry out assignments via affiliated companies.

Our product and services range

Our business range primarily involves the supply of electricity, natural gas, heat and water. Apart from supply, we provide numerous related services.

Our know-how and infrastructure furnish us with opportunities for the expansion of our range of activities into additional, related areas of business.

Our customers

Customer satisfaction is our top priority. Therefore, we deliver high-quality products and prompt service in a customer-friendly manner.

Together with our customers, we realise the basic principle of "Using energy wisely". Consequently, we offer extensive consulting and customised solutions.

We seek to be as competitive as possible, in order to pass on savings to our customers.

Our shareholders

We have an obligation to provide our shareholders with sustained corporate success.

This not only includes the generation of earnings and the payment of appropriate dividends, but also the focused further development of our business.

We aim for an open and long-term relationship with both our Austrian and international shareholders. To this end, we endeavour to achieve maximum transparency through a comprehensive flow of information.

Our employees

Our claim with regard to the excellent quality of our products and services requires responsible, well informed and highly qualified employees, who are prepared to provide outstanding performance even under demanding circumstances.

High levels of personal initiative, mutual respect and team spirit contribute to sustained corporate success.

Excellent codes of conduct and levels of commitment play a major role in shaping the company's public image.

Our responsibilities

We have a responsibility towards the environment. The intelligent use of energy and renewable energy sources, as well as a careful approach to nature, represent the benchmarks for our activities. Our goal is to achieve maximum energy efficiency and introduce innovative environmental protection measures.

We further economically viable alternative energy technologies.

We are answerable to our customers, shareholders and employees. Therefore, economic prudence is the business principle governing every aspect of company activity.

We have a responsibility to the general public. Accordingly, we feel obliged to provide a high degree of transparency with regard to information about energy industry matters and our corporate activities.

We contribute to the arts and sciences in a manner appropriate to our company.

Through the implementation of this corporate policy, we fulfil our claim to competence, "Using energy wisely".

Cover **Carmen Hossner, a member of the EVN customer service team with responsibility for private customers, during the ascent of the Hoher Dachstein in August 2003. Always at your service.**

Contents

Unless otherwise stated, the figures contained in this report all refer to the period from October 1, 2002 to September 30, 2003.

Energie vernünftig nutzen



Sustainability Report 2002/03

Always at your service

EVN, a leading supplier of energy, water and infrastructure services

EVN is an Austrian energy and services company, which provides its customers, who are mainly located in Lower Austria, the country's largest federal province, with electricity, gas, heat, water and related services on a one-stop shop basis using highly modern infrastructure.

The company is also aware of its responsibilities to the environment. Consequently, in recent years it has stepped up investment in the use of renewable energy sources such as water, wind power and biomass.

Another priority is high efficiency. To ensure further dynamic growth as a multi-service utility, EVN offers environment-friendly, competitively priced products, following a strategy that not only involves the expansion of its core business, but also targeted diversification into related business areas, e.g. waste incineration.

In an increasingly competitive market environment, EVN has also turned to partnerships with other energy companies in the electricity and gas areas. As a result, during recent years, the company has successfully established a competitive international position in the fields of energy trading and sales.

EVN is committed to a policy of maximum transparency and increased shareholder value and strives to ensure long-term corporate success.

Always at your service

Concrete measures aimed at comprehensive, sustainability-oriented energy supply and infrastructure services





The EVN workforce and our claim, "Always at your service", form the thread, which runs through this year's Sustainability Report. As a result of our specific business activities and comprehensive responsibilities, many EVN employees, particularly those belonging to our fault repair teams or working in shifts, are not tied to standard office hours. Accordingly, the photos of our employees selected from a staff photographic competition and used as illustrations for this report are intended to communicate the multifaceted nature of our activities and the compatibility of both professional life and leisure time.

Our claim actually goes far beyond literal availability to our customers "always", or "around the clock". It also expresses our philosophy of not merely responding to questions regarding the supply of energy and services in a selective manner, but rather through the adoption of a comprehensive approach, which always incorporates future considerations. EVN goes to great lengths to design all its activities and processes in such a way that the quality of life in Lower Austria is protected, not just for our customers, but also for all those either directly or indirectly affected and the generations to come.

We see the challenges currently facing EVN as comprising the creation of sustainable value for our customers and shareholders, the careful use of natural resources, the provision of attractive working conditions for our staff and the meeting of our responsibilities in a social context. With its Corporate Governance Code agreed in September 2003, for the first time, EVN has provided stakeholders with an easily understandable presentation of its management and control procedures.

We fulfil the aforementioned obligations through a variety of initiatives in all corporate areas, from the most economic design of every process, to the systematic application of environmental protection principles, which have long been an EVN priority. We are continually reducing the environmental impact of our operations through the maximum possible use of hydropower and the increasing employment of biomass, wind power and other alternative forms of energy. Moreover, we have long numbered among the global leaders with regard to thermal power plant engineering and efficiency. Practically all of EVN's thermal power stations possess environmental certification and the company also operates a holistic environmental management system.

Since 1990, regular information about these initiatives has been published in annual environmental reports, which we have progressively expanded into an environmental and social report. This Sustainability Report, which is the second of its type to be issued by EVN, provides an extensive insight into company activities in the economic, ecological and social fields. In addition, a high level of reporting transparency in line with international standards reaffirms EVN's commitment to the three decisive aspects of sustainability, which constitute the benchmark that governs its business and value added activities.

Rudolf Gruber   Peter Layr   Herbert Pöttschacher

Stefan Scholze-Simmel, **a member of the EVN maintenance and line construction team during the handover of the 110 kV line between Traisen and Türnitz in April 2003. Always at your service.**


EVN

Economy

A responsible approach towards shareholders and customers

Sustainable economic success is the only means of securing value creation for shareholders. At the same time, long-term service excellence is essential to a company's ability to attain a strong market position through attractive and competitive products. EVN therefore has the declared aim of offering equally positive business performance to shareholders, customers and society in general. This credo also applies to the ecological sector, as sustained performance represents the basis for investments in environmental protection. The optimisation of our capital structure, ongoing growth, a sustained improvement in cost efficiency and a related improvement in operative development all contribute to the achievement of this objective. EVN also feels obliged to apply economic, ecological and social principles to its purchasing policy.

For an energy and infrastructure services company like EVN, security of supply is a vital element in sustainability-oriented management. In the past, the electricity supply field was dominated by technological considerations. Today, however, the main priority is to ensure the best possible guarantees of supply in a liberalised market.

In order to make EVN's customer performance as attractive and individual as possible, the company relies on quality products and services in combination with professional customer support. First class standards are secured by the most modern technologies and infrastructure along with EVN's extensive consulting and services.

EVN also sees its research and development activities as a contribution to successful future development. In particular, the company has long been one of the international leaders in the field of power station technology and is constantly involved in numerous, interesting research projects, which are funded partially by the EU.

Economic situation

EVN development in the 2002/03 financial year

During the year under report, which was characterised by a difficult situation in both the overall economy and the energy industry, EVN sought to expand its range as a multi-service utility and to strengthen its long-term competitive position through the further consolidation of the Austrian electricity and gas markets. As a result, sales volumes and sales revenues were increased in virtually all the company's business areas. The only exception was gas, where structural shifts occurred due to the transfer of key accounts and trading business to EconGas. EVN Group sales revenues in the 2002/03 financial year stood at EUR 1,082.1 m, which was 2.9% below the figure for the preceding year. As a result of the structural changes in the gas business sector, the unfavourable energy purchasing price trend, as well as a reduction in electricity and gas network tariffs the operating result (EBIT) for the 2002/03 financial year fell by 19.8% from the EUR 127.9 m of the preceding year, to EUR 102.5 m. However, the net result totalled EUR 102.6 m and was therefore EUR 13.1 m, or 14.6%, above that for 2001/02.


THEATERWELT
WELTTHEATER
Within the framework of its investor relations activities, EVN also organises regular events for retail investors. For example this year, during the opening of the 2003 Lower Austrian Provincial Exhibition at Reichenau/Rax, EVN held its traditional meeting for private investors. Apart from a visit to the exhibition, the meeting also offered retail investors an opportunity to learn about the latest EVN developments at first hand. The guests toured the new EVN "Civitas Nova" biomass plant in Wiener Neustadt, an installation that uses renewable, environment-friendly biomass to generate both electricity and heat.

In the 2002/03 financial year, the Return on Equity (ROE), which is a key indicator for shareholder value creation, stood at 9.4%. The Return on Capital Employed (ROCE), the measurement of the interest on invested capital, amounted to 6.2%.

Despite the massive changes in the company's environment following the full liberalisation of the electricity market on October 1, 2001, and the gas market on October 1, 2002, EVN has succeeded in maintaining ROE and ROCE at the high levels of the previous business year by means of the active exploitation of market opportunities and targeted expansion into new business areas.

Detailed information concerning business development within the EVN Group is provided in the 2002/03 Annual Report, which is published at the same time as this Sustainability Report. Should you not already have a copy, the current Annual Report is available on-line at **www.investor.evn.at**.

Solid balance sheet

EVN business continued to be based on the sound foundation provided by a solid balance sheet. The EVN Group's consolidated balance sheet total increased by EUR 189.9 m, or 6.8%, over the figure for last year, to EUR 2,993.8 m (previous year: EUR 2,803.9 m). At the end of September 2003, the equity ratio was up on the 37.1% of the preceding year at 38.0%. These indicators show that EVN continues to demonstrate a stable and healthy balance sheet structure.

Sustained dividend and share price development


ETHIBEL
MEMBER OF THE ETHIBEL SUSTAINABILITY INDEXES


FTSE4Good Index Series

Environment-conscious investors also value the EVN share, which is represented in both the FTSE4Good and Ethibel sustainability indices.

EVN is committed to a stable and sustained dividend policy. The aim is to offer a reasonable return on shareholder capital, which apart from a positive share price development is secured by dividend returns. On the basis of the result, an increase in the dividend per share from EUR 0.70 to EUR 0.75 will be proposed to the Annual General Meeting for the 2002/03 financial year. This corresponds with a pay out ratio of 27.5% and a dividend return of about 2.1%.

Following two years of sharp increases in price, during the past financial year, the EVN share lost 15.4% of its value. The Dow Jones Euro Stoxx Utilities branch index remained at roughly the level of the previous year with a plus of 1.1%, while the ATX (Austrian Traded Index) was up by 27.8%.

Key indicators EVN Group (IFRS)

		2002/03	2001/02	2000/01	1999/00	1998/99
Operating result (EBIT)	EUR m	102.5	127.9	121.0	119.4	113.6[1]
Electricity sales volumes	GWh	9,656	8,624	7,773	8,826	6,193
Gas sales volumes[2]	m m³	1,072	1,895	1,322	1,336	1,381
Heating sales volumes	GWh	877	786	721	712	671
Water sales volumes	m m³	26	24	23	24	22
Return on equity	%	9.4	8.7	9.4	11.3	7.7[1]
Equity ratio	%	38.0	37.1	40.5	38.4	37.5

[1] 1998/99 excluding measures taken with regard to electricity market liberalisation.
[2] From January 1, 2003, excluding gas key account sales and gas trading following the transfer to EconGas.


EVN
aus Biomasse

EVN made systematic investments in plants using renewable energy.

Investments

Investments form the basis for sales and profits in years to come. Accordingly, in the 2002/03 financial year, EVN invested in its future, spending EUR 228.0 m on tangible assets alone.

The main reason for the increase in the volume of investment was the enlargement of wind parks and district heating systems, the completion of AVN's waste incineration plant and modernisation at Korneuburg power station. In addition, expansion to transport and distribution networks continued as part of the adaptation to the requirements of the liberalised electricity and gas markets.

Corporate governance

Good corporate governance is part of EVN's corporate approach and in September 2003 the company introduced its own separate code. As a result, for the first time stakeholders have access to a manual, which offers a clearly structured and easily understandable presentation of the management and control procedures in place at EVN.

EVN regards corporate governance as being the sum of all the basic principles concerning shareholder interests, which focus on transparency and a balanced relationship between management and control, while preserving the ability of the uppermost levels of company management to take decisions and act efficiently. In line with the Austrian Corporate Governance Code, in its Corporate Governance Code EVN has combined those principles, which are best suited to the optimisation of a responsible corporate management and control system that is geared to the creation of a long-term rise in value.

The Code of Corporate Governance Code of EVN and additional information on this topic are available on the EVN investor relations homepage at **www.investor.evn.at/CorporateGovernance**.

Dialogue with stakeholders

EVN endeavours to seek an active dialogue with all interested parties. It also offers the general public possibilities to gather information concerning the company at first hand, e.g. at the information centres at the Theiss thermal power station, the recently opened AVN waste incineration plant, and the wind power plant in Prellenkirchen. An ongoing dialogue with the local authorities in the supply region, as well as with non-governmental organisations (NGOs), also forms part of EVN's activities.

Lively public interest in the EVN Group visitor centres



15,000
10,000
5,000
Visitor centres: persons/y
1999/00
2000/01
2001/02
2002/03
4,711
4,882
6,453
11,160
1,445 1)
AVN 1)
Theiss power station

1) January–September 2003: The AVN plant was completed at the beginning of 2003.

Customer satisfaction as a basis for sustained company success

One-stop energy, water and infrastructure services

In addition to the integrated supply of electricity, gas and heat, during the past decade drinking water supply, telecommunications, Internet and various related services have been added to the product range of EVN and its subsidiaries. In future, waste and wastewater handling will also be offered to customers.

Integrated range


Business areas
• Electricity
• Gas
• Heating
• Water
Products
• Optima electricity and gas
• Local and district heating
• "Alles sicher" (security package)
• Lighting Service

An extensive range of services from a single supplier.

Professional customer relations management

In the highly competitive energy market, a durable and positive relationship with satisfied customers is precisely the basis required for continued corporate success and, therefore, represents EVN's top priority. Independent market research companies regularly assess EVN customer satisfaction. Over the years, approval ratings have remained at a consistently high level. Indeed, the latest survey showed record satisfaction among energy customers. EVN regards this vote of confidence as an obligation to work even harder.


Gmünd
Waidhofen/Th.
Horn
Hollabrunn
Mistelbach
Zwettl
Krems
Stockerau
Klosterneuburg
Klein Pöchlarn
St. Pölten
Tulln
Deutsch Wagram
Melk
Amstetten
Neulengbach
Mödling
Maria Enzersdorf
Scheibbs
Traisen
Baden
Bruck/L.
Waidhofen/Y.
Pottenstein
Wiener Neustadt
Neunkirchen
Edlitz

Virtually "on the doorstep" throughout Lower Austria: EVN's 26 Customer Centres.

An emphasis on proximity to the customer and customer support

EVN has 26 Customer Centres throughout Lower Austria, which means that the company is practically always "on the doorstep". The same contact in each Customer Centre advises customers on all matters relating to EVN products and services. Accordingly, EVN fulfils the "One Face to the Customer" concept and relies on personal, individual support. An extensive and partially free selection of energy advisory services completes the range.

In order to deal with all customers in a professional and efficient manner, in 1999 EVN introduced a company-wide Customer Relations Management system. A modern call centre acts as a platform for all customer contacts.

Quality management for on-going improvements

EVN is constantly looking to upgrade its service. For example, each year the Customer Relations Centre workforce completes a comprehensive training programme including topics such as customer communications, customer relations management, sales and distribution, products, services, energy invoicing and consulting.

Internal quality competitions, such as "QUIP" ("Quality Improvement Programme") also serve to enhance standards still further. "QUIP", which has already been operating for a number of years, has proved to be most effective and is very popular among the EVN customer services teams.

Round-the-clock fault repair service

Among other measures aimed at guaranteeing security of supply, EVN offers a 24-hour fault repair service for electricity, gas and heating. The service, which is greatly appreciated by customers, is organised in the various areas of EVN's supply region by engineers with local knowledge. This ensures that, as a rule, a maximum period of only an hour elapses between the reporting of a fault and on-the-spot repairs.


EVN
POWER
PARTNER

Service optimisation through the "EVN PowerPartner concept"

During the provision of complete repair coverage, EVN is supported by its "PowerPartners" throughout Lower Austria. EVN has a long history of successful co-operation with Lower Austrian electrical installation companies to the benefit of joint customers. Moreover, as a response to the radical changes in market conditions which have occurred in recent years, during the period under review, EVN further intensified its teamwork with these regional partners in the fields of marketing, sales, services and communications within the "EVN PowerPartner concept". The objective is to offer consumers helpful energy services quickly, efficiently and at fair prices under the motto, "Top quality energy and services."


EVN
POWER
PARTNER

The service to customers is to be improved additionally through intensive co-operation with the "EVN PowerPartners". Regular meetings ensure co-ordinated joint action.

Fair play during energy sales – no door-to-door contract canvassing

Despite the intensive competition in the Austrian electricity and gas market, as a quality supplier EVN has refrained from using door-to-door salespersons in order to expand its customer base. Above all, doorstep canvassing for contracts in the energy sector is problematic due to the minimal price differences between the individual suppliers. It is often the case that false price comparisons are made and that people, in particular the elderly, the socially disadvantaged and people with an insufficient knowledge of German, are put under pressure in their own homes.

Investments for the future – Research & Development

As an innovative infrastructure supplier, within the scope of its resources, EVN has a special interest in promoting technical progress in the areas of energy supply and infrastructure. Since the very beginning of its operations, EVN has made a principle of using the latest technical developments for efficient energy conversion and application in its plants. EVN has not only acted as a pioneer in the power station technology sector, but has also played a leading role in the development of the Austrian gas supply.

The co-operative circle initiated by EVN extends from secondary engineering colleges to polytechnics and universities of technology. EVN is also participating in numerous EU-financed projects in co-operation with other companies and institutes.

European research at EVN







EVN takes part in numerous projects, which are partially EU financed.

In order to achieve further optimisation of its power station operations, EVN regularly participates in international research projects. At present, seven such undertakings are in progress, two of which will be completed by the end of 2003. Five new projects have been submitted to the EU for funding and should commence at the turn of the year. The current EVN projects have a budget of EUR 2.6 m, EUR 1.3 m of which was provided by the European Commission. They are all concerned with economic-technical questions relating to the Dürnrohr power station, with research into the clean and safe use of hard coal in power stations as the predominant issue. EVN is working with numerous, international institutions in this field, including SNET/Cerchar from France, universities of technology in Athens, London, Nottingham, Seville, Zaragoza and Lisbon; the Alstom, AE&E, Apparatebau Rothemühle, RWE Rheinbraun and ABB Umwelttechnik GmbH companies from Germany; Corrosion Management, CRE Group Limited, PowerGen Power Technology Centre and Lodge Sturtevant Ltd. from the UK; AICIA, INERCO, Compañía Sevillana de Electricidad S.A. and ENDESA from Spain; ENEL and Ineti from Italy; PPC Public Power Corp. from Greece and Pegop Energia Electrica from Portugal.

Current projects

Project name	Project target	Time scale	EU funding as a % of EVN costs
PREADVISOR	Automatic control of the air preheater for more economic operation	2001–2003	60%
COBIFLASH	Improved solid fuel classification for safer use	2001–2003	64%
PRISUB	Use of steam from a waste incineration plant in an existing power station	2000–2004	35%
ABACO	Improvement in the efficiency, the emissions, slagging, etc. in coal-fired power stations through the prior evaluation of the anticipated combustion processes	2002–2004	63%
OAC	Ongoing classification with immediate analysis of the coal being fed to the boiler	2002–2004	60%
ESP	Minimisation of the environmental impact of coal firing through improved flue gas cleaning (process control)	2002–2004	61%
ADMONI	Improved surveillance for greater efficiency	2003–2006	61%

Know-how exchange with a Japanese energy producer

Since the mid-1980s, EVN has been co-operating with the Japanese power producer J-Power, the former Electric Power Development Co (EPDC), Tokyo, in power station engineering matters. For example, EPDC supported EVN and ATP (Verbund-Austrian Thermal Power) with the installation of denitrification systems at the Dürnrohr power station, which involved the first full-scale use in Europe of denitrification based on a Japanese developed catalyst (capture of 100% of the flue gases). The on-going teamwork covers all current questions relating to the electricity industry, e.g. flue gas cleaning, the Kyoto targets, clean coal technology, international sourcing and electricity market liberalisation. This co-operation is accompanied by annual meetings that are held in Japan or Austria on an alternating basis, as well as an employee exchange programme between the co-operating partners for training purposes.

EVN subsidiary grafotech develops innovative flood protection programme

grafotech, a fully owned EVN subsidiary specialising in digital cartography, is currently developing a completely new type of computer program for the identification of areas subject to the danger of flooding. This simulation program, which is based on hydraulic, meteorological and geodetic data, allows the calculation of the possible effects of floods. Consequently, the users, who include local authorities, planners and landowners, can make a concrete assessment of the potential danger to which specific areas are subject.

As opposed to the hydraulic methods used up to now, which were time consuming, cost intensive and only partly practical due to statistical problems, the grafotech model operates on a platform provided by geometric cross-referencing between existing terrain models and the surface of the water table. Moreover, by superimposing a GIS-based (GIS – Geographic Information System) area representation with the land register, it is even possible to establish the degree of flood danger to individual plots of land. This allows users to quickly receive a simple, low cost, and above all, sound estimate of the flood danger. Apart from the flood-related analysis of industrial and commercial areas, the grafotech model is also ideal as a planning tool for energy or telecommunications line networks.



The grafotech simulation programme makes the potential danger derived from flooding clearly apparent.

Sustainability-oriented purchasing

Sourcing principles

As a regional energy supplier, which is under the majority ownership of the Lower Austrian government, EVN is subject to both Lower Austrian tender legislation and the 2002 federal law on tendering. In line with the procedure foreseen in these statutes, contracts are allocated to efficient and reliable companies at reasonable prices in accordance with the basic provisions of EU legislation, as well as the principles of free and fair competition and equal treatment of all applicants and tenderers. The environmental compatibility of the service involved is considered during the tender allocation process. In particular, this occurs through the inclusion of ecological aspects in the description of the service, the determination of the technical specifications, or the establishment of definitive award criteria with an ecological connection. Careful attention is also paid to social factors.

Auditing of external suppliers

Companies seeking to become suppliers to EVN must complete a questionnaire for the "auditing of external suppliers". Should certain decisive criteria not be met, then the allocation of an order to the company can no longer be considered. This questionnaire also determines if the suppliers consent to voluntary participation in quality, safety and environmental management programmes.

Strict rules apply to the use of cleaning agents and equipment in all EVN buildings.





Resource conservation through environment-conscious sourcing

Specification catalogues, minimum requirement lists and exclusion criteria for certain purchasing processes are employed for the assessment of the environmental impact of the materials and substances involved. In numerous product groups such as paints, washing and cleaning agents, photocopy paper, photocopiers, plastic gas pipes, de-icing agents or office materials, this ecological evaluation means that EVN exclusively selects those products for operational use, which not only meet all technical requirements, but also demonstrate the lowest level of environmental impact.

Environmental initiatives in the purchasing sector

During the period under review, EVN continued its efforts towards the sustainability-orientation of its selection and purchasing decisions. Some examples include:

- **Extension of ecological cleaning methods to EVN's branches**
  All external cleaning firms wishing to be employed by EVN must adhere to a precise directive concerning the application of cleaning agents and methods. Following the introduction of this directive at EVN headquarters, an ecologically approved list of services with regard to facility cleaning now applies to the more than 26 EVN branches.

- **Use of recyclable toner cartridges**
  Due to its size, EVN uses around 1,000 toner cartridges per year. In April 2003, a major improvement was achieved in this regard by the replacement of the most frequently used toner cartridges by recyclable products. Recycling in this context means that the empty toner cartridges are not merely disposed of, but are disassembled, checked and then refilled. Apart from a reduction in toner costs of more than 30%, this also represents a contribution by EVN to the conservation of resources.



EVN also uses recyclable toner cartridges.

During a summer week-end in 2003, the two and a half-year-old Stefan takes advantage of the stand-by duty of his father, Gottfried Langthaler, a member of the EVN fault repair team, for a precise inspection of the paternal company vehicle. Always at your service.



Energie
vernünftig
nutzen
EVN

Ecology
A responsible approach towards the environment and natural resources

EVN attaches increasing importance to the orientation of company development towards the concept of sustainability. The focus of company activities is steadily shifting towards this approach.

One issue of special topicality in this connection is climate protection. EVN has already taken a number of initiatives in this area such as the use of renewable fuels in electricity and heat generation, systematic increases in efficiency at its thermal power stations and the comprehensive consulting of customers in all matters relating to the conscious, sustainability-oriented employment of energy.

EVN also endeavours to apply a sustainable approach in the water sector. Priorities include the protection of national water resources and their responsible and measured use.

An integrated view of economic success, a protective attitude towards the environment and social progress form a platform for the guaranteed continuation of sustainable, environmental protection measures in years to come.

EVN has long allocated great value to a policy involving more than selected, individual activities. Its aim has always been the creation of a highly extensive environmental management system and the consideration of environmental protection issues during all relevant management decisions.

The EVN environmental management system

Comprehensive environmental protection throughout the company

Over the years, the positioning of environmental protection at the highest company management level – e.g. EVN Environmental Controlling has from its inception been directly responsible to the Board – has generated major initiatives in the environmental protection area. These include the upgrading of the Theiss power station with the latest environmental protection systems, the implementation of an environmental management system in line with EMAS and ISO 14001 for all production plants of environmental relevance, the construction of numerous biomass-fired district heating plants, diverse initiatives in the alternative energy sector and attendance at climate conferences, etc.

The existing EVN environmental management system represents an ideal means of dealing with the challenges of the future, including those relating to sustainability. Accordingly, work is currently continuing on the expansion of the EVN environmental management system to include aspects of sustainability that have yet to be implemented. The objective is the establishment of a comprehensive sustainability management system.

1990 Creation of a **Group environmental policy** as a basis for all EVN environmental activities.

1990 Issue of the first **Environmental Report**, followed by annual publication as a supplement to the Annual Report.

1991 Creation of the **"Environmental Controlling and Safety"** unit as the organisational foundation stone for EVN environmental management.

1992 Formation of an **Environmental Advisory Committee**, comprised of representatives from business, science, health and public authorities, which advises the Executive Board on matters of environmental protection.

1995 Start of the implementation of certified **environmental management systems**.

2001 Expansion of the Environmental Report to include social issues and publication of the first **"Environmental and Corporate Responsibility Report"**.

2002 Issue of the first **"Sustainability Report"**.

Forerunner role with regard to EMAS and ISO 14001 certifications


EMAS
VERIFIED
ENVIRONMENTAL
MANAGEMENT
REG.NO.

The environmental management systems at all of EVN's locations with a major impact on the environment were subjected to EMAS and ISO 14001 certification at the earliest possible date. Moreover, in the meantime, the four certified locations and location groups have been modified to meet the still more stringent requirements of the EU's new EMAS II regulation.

The continuous improvement process demanded by EMAS and ISO 14001 represents the key to a continuous optimisation in EVN environmental performance, as well as its guarantee.

In 1995, Theiss became the first thermal power station in Central Europe to receive ISO 14001 certification and was followed in 1996 by the Dürnrohr power station. During 1998 and 1999, EVN's entire district heating plants, which are combined in the Heating Groups East and West, also received certification. These included the first biomass-fired district heating plants in Austria to have a certified environmental management system.



During the intervening years, the environmental management systems at all the certified locations have been integrated into standard, managerial procedures. The focus of current optimisation measures is on a reduction in administrative costs through the introduction of a programme, which facilitates the fulfilment of legal obligations and the provision of proof of adherence.

The detailed environmental declarations for EMAS locations can be requested under **umweltcontrolling@evn.at**.

Certification of EVN plants


2004
2003
March 2003: entry of the Dürnrohr power station in accordance with EMAS II
December 2002: entry of the Theiss power station in accordance with EMAS II
2002
December 2002: initial entry of the Heating Plant Group West according to EMAS II
November 2002: initial entry of the Heating Plant Group East according to EMAS II
2001
2000
September 1999: certification of the Heating Plant Group East
1999
September 1999: initial entry of the Mödling district heating power plant
February 1999: certification of the Heating Plant Group West
1998
April 1998: certification of the Mödling, Baden and Wiener Neustadt district heating (power) plants
1997
February 1997: initial entry of the Dürnrohr power station
1996
October 1996: certification of the Dürnrohr power station
May 1996: initial entry of the Theiss power station
1995
November 1995: certification of the Theiss power station

EVN's certified locations are integrated into a continuous improvement process.

Highlights of the EVN environmental programme

Improvement	Date
Use of up to 50% of the waste heat from the Neunkirchen block heating power plant for the heating of adjacent storerooms and garages.	September 2004
Reduction in the internal power requirement of the Dürnrohr power station by approx. 55 MWh per year through the modification of the plant's lighting systems.	September 2004
20–30% cut in noise emissions from the Allentsteig district heating plant through the installation of silencers in the area of the oil-fired boiler and the oil and bio-boiler air vents.	Autumn 2003
Optimisation of fuel utilisation and a 9% improvement in the efficiency of the Theiss power station through the optimisation of summer district heating operations.	End of 2003
Reduction in possible environmental hazards at the Mödling district heating plant by means of the structural separation of the acid and lye stores, in order to rule out chemical mixing.	2004
Reduction of the likelihood of fire at the St. Veit district heating plant through the replacement of the smoke duct from the multi-cyclone to the boiler 1 flue (winter boiler).	Autumn 2003
Approx. 7% reduction in the fuel required for electricity generation at the Dürnrohr power station through the use of steam from the waste incineration plant in the Block 2 boiler.	Summer 2003
Prevention of around 35% of NO_x emissions from the Mistelbach block heating plant through the replacement of the burners on boilers 1 and 2.	May 2006
Cut in cleaning agent and fuel consumption at the Theiss power station through the installation of an automatic washing unit for the targeted cleaning of the gas turbine compressor.	End of 2003
Approx. 40% cut in NO_x emissions from the Baden district heating plant through the replacement of the existing burners with low-NO_x alternatives.	Programme over several years

EVN environmental management system – a concept with a wealth of advantages

- Secured and proven environmentally compatible plant operation.
- Continual improvements in environmental protection.
- Environmental measures for greater economy (cost and energy savings).
- Overview concerning environmental statutes and reliable legal compliance.
- Prompt adjustments to new legislation.
- Long-term orientation.
- Streamlining of internal environmental protection procedures / integration into the existing management system.
- A dialogue with the authorities based on partnership.
- The efficient use of human and financial resources for a maximum improvement in environmental protection performance.
- Active communications with the general public.

Climate protection

Climate protection is at the very top of EVN's agenda. Accordingly, the company does everything possible to achieve the highest efficiency levels and minimum emissions at its thermal power stations, the operation of which is naturally linked to CO_2 emissions. At the same time, EVN is endeavouring to increase its use of renewable energy for the generation of electricity and heat. Apart from the maximum possible employment of hydropower, wind power, biomass and the utilisation of industrial waste heat are all of growing significance. The newly built waste incineration plant adjacent to Dürnrohr power station provides a further contribution to climate protection. Moreover, the "flexible instruments" envisaged under the terms of the Kyoto protocol also offer EVN a number of interesting opportunities.

Stipulations and the international framework

The implementation of the climate protection targets contained in the Kyoto protocol has entered a decisive phase in Austria, even though ratification is still outstanding (as per November 2003). Apart from the USA's decision not to implement the agreement, Russia has also failed to sign. Within the terms of the agreement, the EU undertook to cut its greenhouse gas emissions by 8%, Austria even agreeing to a reduction of 13% by 2008/12 within the framework of "EU burden sharing".

However, up to now Austria has made no progress towards this target. Indeed, since the base year (for CO_2, CH_4 and N_2O: 1990, for HFC, PFC and SF_6: 1995), emissions of greenhouse gases have actually risen by 9.6% (2001 figure). The largest increase has derived from the road transport sector (+49%). There has also been a rise of 1% in the energy industry, which can be traced primarily to the growing demand for electricity.

Against this background, in June 2002 the Austrian cabinet approved a national climate strategy, which foresees a range of across the board measures that will also affect the energy industry. A separate climate strategy for Lower Austria is currently in preparation.

EVN and climate protection

In particular, the new climate strategy affects EVN in the fossil fuel firing area (power stations, district heating plants). Moreover, in the medium- and long-term, climate protection will have profound consequences for the entire energy market and lead to the increased utilisation of district heating using renewable fuels and industrial waste heat.

In order to exploit the opportunities presented by this development, EVN has been active in the field of renewable fuels for many years:

- The generation of hydropower has a long-standing tradition at EVN (Wienerbruck and Erlaufboden power stations, the power station chain on the River Kamp, numerous small-scale hydro-power plants throughout Lower Austria).
- EVN has been using biomass in the heating sector since 1993 and currently operates over 30 biomass-fired plants, with a further two to five new installations being added annually.
- Experiments related to the generation of electricity using biomass are under way in a test plant.
- EVN has built three wind parks since 2000.

In areas where, for reasons of security of supply, fossil fuels are currently indispensable, EVN makes every effort to carry out ongoing modernisation:

- Increased thermal power station efficiency (e.g. the Theiss combi-cycle block with an overall efficiency rate of over 60% with bleeding for district heating and more than 50% without, which is remarkable even by international standards).
- Use of waste heat for district heating supply (e.g. Theiss and Dürnrohr power stations).
- Cogeneration plants, which optimise energy use in the industrial sector through simultaneous electricity and heat generation.

Another important measure with regard to climate protection is the completion of a waste incineration plant by AVN, a fully owned EVN subsidiary. The burning of waste provides a considerable reduction in the greenhouse gas methane, as the emissions which otherwise would have derived from landfilling are avoided (also see page 29).

EVN customers are also provided with active assistance in the climate protection area:

- Energy consulting on solar power, heat pumps, biomass and building renovation (also see page 41).
- The support of local authorities in questions relating to street lighting ("Lighting Service", also see page 42).
- Preparation of energy concepts for towns and municipalities, above all those belonging to the Climate Alliance.

Flexible instruments as an opportunity?

Apart from the aforementioned technical measures for reducing greenhouse gases, the "flexible instruments" envisaged in the Kyoto agreements could also be of great interest to Austria. In line with a market economy approach, these instruments are intended to ensure that technical measures are implemented where they cause the lowest costs.

As many of the technical possibilities in Austria have already been exhausted (e.g. efficiency increases) and the realisation of technological measures is markedly more expensive than in other countries (e.g. developing states), the "flexible instruments" could provide Austrian companies such as EVN with attractive alternatives for the fulfilment of their reduction obligations.

The "flexible instruments" at a glance

"Flexible instruments"	Content	Status quo	Example
Emission trading	Trading of greenhouse gas emissions between large industrial plants, e.g. firing systems > 20 MWth in the EU.	The Kyoto protocol foresees global emission trading from 2008. The EU emission directive comes into force in 2004. Emission trading pilot phase from 2005. Emission trading from 2008.	Plant A emits less CO_2 than permitted under emission law and can therefore sell CO_2 certificates to plant B, which has emissions that exceed the limit. The price is determined by supply and demand.
Joint Implementation (JI)	Projects with other industrial countries ("Annex 1 states").	JI projects may generate certificates from 2008. Great uncertainty exists with regard to realisation. High transaction costs burden the certificate price.	Austrian company A builds a plant on the basis of renewable energy, e.g. in a CEE country. The CO_2 emissions thus prevented are then credited to company A.
Clean Development Mechanism (CDM)	Projects with developing countries ("Non-Annex 1 states").	CDM projects can immediately generate certificates. Great uncertainty still exists with regard to realisation. As there are no limitations on CO_2 emissions in developing countries, strict control mechanisms are planned for the crediting of certificates.	Company A in Austria builds a plant, e.g. in a developing country. The CO_2 emissions thus prevented are credited to company A.

CO_2 emission trading

In accordance with the EU directive, trading in CO_2 certificates can begin in 2005, by which time there will be 25 member states. This trading will relate to industrial plants using fossil fuels and include incineration plants with a fuel-heat input of over 20 MW. This means that not only EVN's three thermal power stations, but also several of its larger natural gas-fired district heating plants will be included. In view of these facts, EVN is making intensive preparations for the start of CO_2 emission trading.

CO_2 prevention through the use of renewable energy sources

Considerable volumes of CO_2 emissions are prevented through the use of renewable fuels for electricity and heat generation by EVN and evn naturkraft.

CO_2 emission savings due to hydroelectric and wind power (electricity generation) [1]


750,000
500,000
250,000
CO2 saving in t/y
520,257
654,138
624,692
591,985
7,541
656,098
9,292
627,804
31,122
1997/98
1998/99
1999/00
2000/01
2001/02
2002/03
Hydropower
Wind power

[1] In comparison to power generation in a hard coal fired power station.

CO_2 emission savings due to biomass (heat generation) [1]


40,000
30,000
20,000
10,000
CO2 saving in t/y
10,241
16,625
29,723
31,253
33,034
39,989
1997/98
1998/99
1999/00
2000/01
2001/02
2002/03

[1] In comparison to the use of extra light heating oil.

Landscape protection

Within the scope of its regional activities, EVN attaches great importance to all aspects of landscape protection. This takes the form of both the conscious design of the surroundings of its hydropower plants as leisure areas for people and a natural habitat for the indigenous fauna and flora, and the planning and realisation of minimum impact network construction. During 2003, the UNO-designated "International Year of Freshwater", EVN has again instigated a number of new initiatives. EVN also deals with the clean-up of contaminated sites derived from the activities of their former owners in an exemplary manner, constantly carrying out more decontamination measures than are required by law.

Water as a natural habitat and leisure area

Apart from the significance of water as a life supporting element for humans, fauna and flora, and a source of energy, rivers and lakes also serve as the natural habitat for numerous species of animals and plants. At the same time, water has an important role to play in people's leisure time. EVN and its subsidiaries are fully aware of their great responsibilities in this regard, which explains why the multifarious demands on water as a living and leisure area are allocated maximum priority in all relevant projects. The period under review also witnessed the completion and start of numerous undertakings in this area.

Natural restoration of the banks of the Kleine Schwechat with trees and bushes indigenous to the surrounding area.





Natural riverbank design on the Kleine Schwechat

EVN makes special efforts to conserve the natural state of the rivers and streams in its supply area with the aim of minimising the impact on the landscape caused by its business activities. Apart from the design of the areas around hydropower plants, these endeavours repeatedly involve the careful, ecological restoration of biotopes in the catchment areas of EVN supply pipelines.

An exemplary project of this type was completed during the past financial year. This involved a high-pressure gas pipeline, which has been used to supply the Baden area near Vienna for around thirty years. In the vicinity of Tribuswinkel, the pipeline crosses the Schwechatbach, which since the laying of the pipeline has slightly changed its course. Moreover, the floods in the summer of 2002 washed out the pipeline in the crossing area. The situation was further complicated by the fact that the Schwechatbach is now designated as a natural monument and therefore standard reinforcement measures such as the use of stones, excavating or concreting could not be used.

As a consequence, prior to the completion of repairs, a technically satisfactory and ecologically worthwhile interim solution had to be found. Therefore, at the suggestion of EVN, in close co-operation with the nature conservancy authority, the riverbanks were restored with trees and bushes from the locality. For this purpose, tree trunks were first sharpened and then driven into the ground as piling. Additional trunks were then laid behind in a transverse direction and flexible bushes were interwoven. This not only created ecological niches for small creatures, but also ensured that further bank slippage could be halted by relatively simple means.

Natural pools on the Ybbs

In the course of the completion of the Dorfmühle hydropower plant on the Ybbs, evn naturkraft has initiated important steps aimed at the conservation and improvement of the "water leisure area". In addition to the installation of a fish ladder, extensive areas of the water storage area upstream of the plant are being ecologically restored. As part of these activities, the two neighbouring municipalities of Kematen and Allhartsberg are both to create natural swimming pools.

The basis for these projects is provided by the overall utilisation scheme for this section of the river, which was jointly prepared with local government. Apart from accompanying ecological planning, this concept foresees leisure industry use of the river as part of local and regional value added. Existing natural attractions, e.g. the unique Ybbsschlucht NATURA 2000 conservation area, are to be retained and together with the new swimming facilities, the ecologically redesigned river and bank areas, and the new Dorfmühle hydropower plant, are to be integrated into the "Ybbs Nature Park".

The leisure area on the Ybbs was redesigned by evn naturkraft with the considerable help of the pupils of Allhartsberg secondary school.

The largest, indigenous predator in the Ybbs, the Danube salmon or "Huchen", was selected as a heraldic symbol and mascot for the entire project. Under the name "Huchi", the fish will "edutain" all age groups by presenting nature and technology in an exciting and informative manner. Infopoints highlighting the stretch of river and the various installations around the natural pools on the Ybbs will offer an invitation to actively participate and provide the visitor with worthwhile leisure activities.




HIER RASTE
ICH MICH AUS


7

- am Flachufer
- am Gleitufer
- seichte Flussbereiche als Ruheplatz


HIER WACHSEN
MEINE KLEINEN AUF

- natürliche Bachmündungen
- Eier im Kiesbett
- Fischlarven leben von Plakton im Flachwasser


FANG MICH DOCH!


12

- 200.000 aktive Fischer
- 1 480 Tonnen Fisch/Jahr
- ökologisch funktionsfähig und natürlich




WASSERSPIEL platsch







Ecology
Landscape protection

Ottenstein reservoir



The Ottenstein reservoir offers a wealth of possibilities for leisure activities and relaxation.

The reservoir of EVN's storage power station at Ottenstein on the River Kamp provides an especially attractive area for aquatic leisure activities. Although the three large power stations on the Kamp were built during the post-war period, when landscape ecology and planning were minor considerations, EVN paid conscious attention to their harmonisation with the landscape. As a result, an important platform was created for the tourist industry of today and the use of the "Waldviertel" region for leisure purposes.

The Ottenstein reservoir and the surrounding countryside offer opportunities for sailing, surfing, boating, swimming, fishing, diving, walking and camping and have thus become one of the most popular leisure areas in the Waldviertel. Recently the Ottenstein reservoir was also integrated into the "KTM-Radweg" (Kamp-Thaya-March cycle path).

Responsible clean-up of contaminated sites

EVN is decontaminating and securing former town gas production sites.

Early industrialisation in Lower Austria has left a number of contaminated sites behind, three of which affect EVN. In recent years, substances from previous activities and World War II bomb damage that could cause both soil and ground water pollution have been discovered at the gasworks in Baden, Stockerau and Wiener Neustadt, which were taken over by the EVN predecessor company, NIOGAS, in 1954. In all three cases, EVN has responded to these problems, which did not derive from its operations, with comprehensive decontamination and safety measures that go far beyond its legal obligations. EVN has received support in these efforts from the local municipalities, as well as governmental funding.

- Although the contamination in Stockerau was allocated the lowest clearance priority rating by the Federal Environment Agency, together with the town council, EVN has voluntarily decontaminated and secured the site. During the construction work, which has already been completed, the hazards were surrounded by walls, which go down 10 m to an impervious layer in the soil.
- The contamination at the former gasworks in Baden, which today is the EVN Customer Centre, is being dealt with at present. Here, too, the clearance and safety measures are being carried out in close co-operation with the authorities and the town council. 4,000 m^2 of the 8,000 m^2 site have already been enclosed with retaining walls to a depth of around 8 m. The existing embankment of the adjacent River Schwechat is to be additionally sealed off. In this way, a watertight "sump" will be created that will rule out any possible danger to the surrounding soil and ground water.

Reliable and environment-friendly distribution

The efficient and secure distribution of network-transmitted energy and communications data requires advanced technologies. In addition to the steady optimisation of transmission performance and the prevention of energy losses, the reduction of the environmental impact of transmission activities plays an important role in further developments.

Specifically, these measures involve the land used, the negative effects on the landscape, emissions and the resources wasted due to transmission losses. On the basis of technical and economic viability, EVN constantly seeks to achieve optimisation in this area through the adoption of a conservationist approach to the environment and resources.

Environmental initiatives in network construction

The installation of new pipelines always has an impact, albeit a temporary one, on the natural world. Therefore, during the construction phase, EVN seeks to restrict the unavoidable effects on the landscape and eco-system to an absolute minimum. The period under review also witnessed numerous initiatives in this connection.

EVN electricity for the Schneeberg





Electricity has been supplied to parts of the Schneeberg for around 25 years. However, owing to the age of the special cable laid for this purpose, the number of power failures had begun to increase. Accordingly, during the building of a water and wastewater treatment plant for the supply of alpine chalets, EVN commenced the laying of a new high- and low-voltage cable, starting in Puchberg on the Schneeberg. The electricity cable, wastewater and drinking water pipes are laid in a single trench. All in all, around 14,000 m of high- and low-voltage cable, along with two transformer stations are now supplying the chalets on the Schneeberg. This means that the Hengsthütte, the Köglerhaus, the Ternitzerhütte, the Almwirtschaft Pleyer and the Baumgarten mountain railway station can all be provided with electricity. Previously, these buildings only had a limited supply provided by emergency generators or photovoltaic installations. In addition, the new supply lines also guarantee the operation of the water and wastewater pumps and the lighting systems in the two Schneeberg mountain railway tunnels.



State-of-the-art pipeline checks using pigging technology

EVN completes the inspection of voluminous and important, high-pressure, steel gas supply pipelines using state-of-the-art techniques. This is necessary, because despite sophisticated corrosion protection systems, the reliability of the pipes must be checked at regular intervals. In this area, EVN co-operates with a company from Texas, USA, which is one of just three suppliers of this technology worldwide, and is thus able to combine the need for maximum safety with its operational requirements. An internal inspection is made immediately after start-up using a "pig" and magnetic flow measurement ("intelligent pigging"). During this process, the pipe is magnetised by permanent magnets on the "pig" until saturation is reached. Any change in the flow density indicates an anomaly in the pipe wall, which can be pinpointed with great accuracy and then documented. These measurements are repeated at regular intervals, allowing the longer-term planning and optimisation of repair and maintenance measures.

Sustainable water management



Preserving national drinking water reserves *for future generations.*

EVN also attaches great value to sustainability in the water business. The preservation of high-quality domestic water reserves for coming generations places major responsibilities on both the company and its employees.

Retention of drinking water quality and quantity

A sustainable drinking water supply is based on the assumption that the quality of the drinking water and the volumes required are both assured.

- evn wasser completes continuous testing of the chemical-physical and bacteriological parameters of its water that goes far beyond the statutory requirements and involves the use of considerable financial and personnel resources. This allows both the demonstration of the perfect quality of the water as required and a prompt reaction to any indications of deterioration.

- In line with the principle of sustainability, equilibrium must be maintained between water replenishment and extraction. In order to secure this balance, evn wasser's well fields are equipped with numerous water level plotters and electronic logging devices, which show water levels in the wells and the readings from various surveillance probes. Care is taken that the well fields are not overexploited and that consumption corresponds with the potential for ground water renewal. Accordingly, evn wasser extraction is in line with the natural water cycle.

Securing additional resources

In order to cover the growing water demand derived from additional connections and rising population numbers, particularly in the municipalities around Vienna, evn wasser has long pursued a precautionary securing of resources.


Wasserleben

Specialist symposium: "Water – Strategies for the Future"



To commemorate its 40th birthday, on November 5, 2002, evn wasser held a symposium entitled "Water – Strategies for the Future". Around 200 experts and representatives from local and provincial government gathered at the St. Pölten Festival Hall to discuss ways and means of providing the sustained maintenance of the public water supply and wastewater treatment. The symposium not only covered questions of financing, order allocation practice and privatisation, but also co-operation models and diverse national and international practice reports.

During the symposium, "Water – Strategies for the Future", the priority of the sustainable, ecological safeguarding of Lower Austria's water resources was clarified. The task for the future is therefore to harmonise economic requirements and new partnership models with ecological considerations and the basic principle of sustainability. This should ensure *that the basic needs of a functional water supply and wastewater disposal system can be met at all times and the* highest quality demands fulfilled.

"WASSERBAR WUNDERBAR": mobile water installations


EINE



Feeling and experiencing the precious element water at the travelling "WASSERBAR WUNDERBAR" exhibition, organised by the province of Lower Austria and evn wasser.

From May 8 to July 26, 2003, the Lower Austrian provincial government and EVN presented a travelling water exhibition on ten Lower Austrian town squares. These events were held to mark the "International Year of Freshwater" called by the UNO. Visitors were introduced to the element water in an unusual and entertaining manner by means of six presentations. The idea was to encourage visitors to take part in the interactive exhibits and thus feel and experience the strength and preciousness of water. The water installations communicated five key themes relating to water, consisting of life, cyclicity, responsibility, power and nourishment. These are also the main elements of the Lower Austrian Water Charter.

evn wasser assumes the patronage of the NEPTUN prize category, "Water Technology"



During the past financial year, evn wasser again showed its commitment to a sustainable approach to water resources by assuming the patronage of the "Water Technology" prize category of the NEPTUN water awards. This business and research category rewards technical innovations for the furtherance of a careful approach to water use.

Federal agriculture minister, Josef Pröll, and evn wasser Board Member, Gerhard Jechlinger, awarding the NEPTUN 2003 to Messrs Heuberger for its development of a process for the optimisation of water and chemical consumption during galvanisation. Other prize-winning entries included a wastewater treatment process that has been specially developed for drought affected areas of the African continent and allows the recovery of hygienic drinking water from wastewater, and a simple hot water system for the home, which prevents water losses.

"Intelligent" use of water within the company

At all its locations, EVN seeks to implement the intelligent use of water. This applies equally to industrial and drinking water and involves power and heating plants and office buildings. Comprehensive measurement and monitoring of consumption patterns has been installed at all locations and plants that have a large water consumption.

In recent years, EVN has implemented a wealth of measures aimed at a reduction in water consumption. As a rule, the basic principle involved is that wherever possible water should be employed in closed cycles. At the same time pipeline losses are cut to a minimum. Consequently, wastewater-free systems were selected for the flue gas desulphurisation installations used at the Theiss and Dürnrohr power stations. The water consumption of the wet ash removal was cut markedly through the integration of internal recirculation. The water derived from precipitation at the Dürnrohr power station landfill is used in the flue gas desulphurisation plant.

Optimisation of the water supply at EVN headquarters



In September 2002, EVN introduced a recycling system for the car wash, which has cut the consumption of process water used by over 80%. Instead of 130 l per washing cycle, the wash now only needs 18 l for the final rinse. All in all, approximately 8,000 l of water, as well as 50% of the washing agents needed for the car wash are now saved on a daily basis. Therefore, apart from ecological advantages, the recycling plant also offers economic benefits.



The consumption of process water used in the car wash at EVN headquarters has been reduced by around 80% due to the recycling of the car wash water.

Water consumption 2002/03 at EVN AG



1,267,389
1,260,000
1,240,000
1,228,334
1,220,000
26,188
20,000
12,974
Power stations: water consumption in m³/y
2001/02
2002/03
60,000
54,849
58,066
40,000
28,769
26,790
20,000
District heating plants: water consumption in m³/y
2001/02
2002/03



40,000
27,129
31,249
29,930
31,593
20,000
Head office and customer centres: water consumption in m³/y
2001/02
2002/03
Drinking water
Process water

Ecology
Sustainable water management

Sustainable waste management

For more than a decade, EVN has employed a targeted, environmentally compatible waste management system, thereby making a significant contribution to sustainable waste policy in Lower Austria. This system is constantly optimised by means of on-going improvements. Moreover, the standard of waste data logging is also regularly upgraded through the very latest EDP applications.

Waste management in the EVN Group

Waste quantity trends at EVN AG [1]



20,000
15,000
10,000
5,000
Waste quantities in t/y
503
13,157
1997/98
468
19,664
1998/99
395
15,498
1999/00
379
7,580
2000/01
215
4,990
2001/02
192
5,888
2002/03
Hazardous waste
Non-hazardous waste

[1] Excluding building debris and power station by-products

In recent years, EVN has been able to markedly cut the amounts of waste that it produces by means of targeted waste management. During the period under report, the volume of non-hazardous waste rose due to increased construction and conversion work.

Waste incineration in Zwentendorf

A basis for sustainable waste management in Lower Austria

On January 1, 2004, the new federal Landfill Decree and the amendments to the Water Rights and Hazardous Waste Decontamination Acts take effect. These new regulations stipulate that throughout Austria, waste must be treated prior to deposition.

With this in view, in mid-July 2001 AVN, a fully owned EVN subsidiary, started work on the construction of a waste incineration plant at Zwentendorf/Dürnrohr. The plant, which has a capacity of 300,000 t per year, will become fully operational on January 1, 2004, when the aforementioned legislation comes into effect.



Test operation at AVN's waste incineration plant was successfully concluded in September 2003.

The thermal treatment of waste, i.e. the managed incineration at temperatures of over 1,000°C, has proved to be the most viable alternative to the conventional landfill deposition used up to now. The pollutants contained in the waste are destroyed, or concentrated and extracted in a controlled manner, while at the same time the volume of the waste is reduced by 90%. In addition, sizeable quantities of energy can be extracted from the waste. This major benefit is facilitated by the unique location of the waste incineration plant directly adjacent to the Dürnrohr coal/gas-fired power station.

Following a successful commissioning process, the AVN plant went into pilot operation in mid-August 2003, which was concluded in mid-September. The subsequent performance tests have also met AVN's expectations in full, with the result that no further obstacles to full plant operation exist.

A plant that offers a range of environmental advantages

The AVN concept has three main aspects:

- The controlled treatment of the waste at temperatures of over 1,000°C and the extensive, three-stage flue gas cleaning system lead to the destruction and removal of pollutants such as lead, chlorine, cadmium, fluorine, etc. and thus render the waste harmless. The remaining residues are therefore free for landfill deposition or further processing.
- The use of the energy contained in the waste for the generation of electricity and district heat in the neighbouring Dürnrohr thermal power station. The related fossil fuel savings represent a contribution to an improvement in the air quality in Tullnerfeld.
- The delivery of over 90% of the waste by rail prevents emissions from road transport. The removal of residues also takes place by train.

The delivery of waste by rail and the exploitation of the energy created by AVN are globally unique. The steam derived from the incineration of the waste is used entirely in the neighbouring Dürnrohr power station for electricity generation and the supply of the surrounding municipality with district heating. Apart from the highly modern environmental protection and flue gas cleaning technologies employed in the waste incineration plant, this solution offers an extremely environment-friendly possibility for the thermal treatment of waste (please see the separate section concerning the advantages of the integrated energy system with Dürnrohr power station on page 38).

AVN waste incineration plant – schematic diagram


Waste delivery
Container discharge
Waste bunker
Boiler
Flue gas cleaning
Superheater
Evaporator
Steam
3.5 t/t
Eco
Activated coke
Fabric filter
Scrubber
DeNOx unit
Aqueous ammonia solution
Grate firing
Water treatment unit
Waste
Deionate
Slag
250 kg/t
Scrap metal
30 kg/t
Boiler ash
Fly ash
20 kg/t
Filter cake
1 kg/t
Clean water
0.15 m³/t
Gypsum
4 kg/t

The flue gases pass through a three-stage cleaning process, comprised of a dry, a wet, and a catalytic phase. Measurements will soon be available under **www.avn.at**.

Environmentally compatible generation

EVN is building on renewable energy sources for the environment-friendly generation of electricity and heat. This is achieved by numerous hydropower plants, wind power plants, a large number of biomass-fired heating plants, a pilot plant for the generation of electricity using biomass and several photovoltaic plants.

EVN's thermal power generation plays a significant role in securing Lower Austria's power supply. As a result of the range of fuels that can be used (natural gas, coal, oil) and the speed and flexibility with which plants are available, even difficult situations like that in the summer of 2003, with hydropower plants only running at half capacity and dead calm at the wind power plants, can be mastered. Moreover, in order to keep their environmental impact to a minimum, EVN's thermal power stations are all equipped with the very latest flue gas cleaning installations and are constantly maintained at the state-of-the-art. The increases in efficiency attained by these measures cut the fossil fuel requirement and thus represent a contribution to the sustainable use of limited resources.

EVN's electricity and heat generation plants


Waidhofen a.d. Thaya
Allentsteig
Zwettl
Gföhl
Gedersdorf
Mühldorf
Krems
Theiß
Dürnrohr
Tulln
Korneuburg
Mistelbach
Neusiedl a.d. Zaya
Gänserndorf
Lassee
Tullnerbach
Neulengbach
Vienna
St. Pölten
Pyhra
Ybbs
St. Valentin
Mauer
Mank
Rotheau Eschenau
Wilhelmsburg Schwarzenbach
Wr. Neudorf
Mödling
Baden
Göttlesbrunn
Hainburg
Prellenkirchen
Bruck a.d. Leitha
Waidhofen a.d. Ybbs
St. Veit a.d. Gölsen
Pottenstein
Civ. Nova
Pottendorf Zillingdorf
Wiener Neustadt
Neunkirchen
Ternitz
Schwarzau a. Steinfeld Neunkirchen Wartmannstetten
Schottwien
Thomasberg
Krumbach
Bad Schönau
Biomass plants (incl. plants under construction)
Wind parks
Run-of-river power plants (small-scale hydropower plants)
Thermal power stations
Storage power stations
District heating plants

Renewable energy sources

The traditional focus of EVN power generation using renewable fuels, is hydropower. Depending on water levels, the share of hydropower in total EVN energy production (including the rights to electricity from three Danube power stations) varies between 18% and 29%. In recent years, EVN has also invested considerably in wind power.

In the heating area, EVN is increasingly using biomass as a renewable fuel. Moreover, in an innovative project, detailed research is taking place into the joint generation of electricity and heat from biomass.

evn naturkraft – the EVN Group's ecological power generation company

evn naturkraft, a fully owned EVN subsidiary, combines all of EVN's activities in the area of electricity generation from renewable energy sources. The company operates small-scale hydropower plants, wind power and photovoltaic plants and attaches special importance to the highest possible level of environmental protection. For these efforts, evn naturkraft received the "Ecological Electricity Generation" certificate from TÜV Austria, which entitles the company to offer its electricity under this designation.

Apart from 62 small-scale hydropower plants, evn naturkraft has three wind parks in Gänserndorf, as well as the wind parks in Neusiedl/Zaya and Prellenkirchen, which went into operation during the period under review. Production in these plants during the 2002/03 financial year amounted to 177 GWh. This corresponded to the needs of more than 50,000 households, which could be supplied on the basis of environment-friendly, emission-free renewable energy.

In order to further expand its electricity generation from renewable sources, evn naturkraft is currently involved in a number of projects. The main focus is on the completion of the new "Dorfmühle" small-scale hydropower plant on the River Ybbs, as well as increased electricity generation using wind power. The addition of new small-scale hydropower plants and wind parks constitutes an important contribution by EVN to the attainment of Austria's greenhouse gas reduction targets.

Apart from evn naturkraft, 284 private small-scale hydropower plants, as well as some 100 private wind power plants, are connected to the EVN electricity grid.

EVN hydro- and wind power initiatives in Lower Austria

- A contribution to climate protection due to negligible levels of greenhouse gas emissions.
- No pollutant atmospheric emissions (SO_2, NO_x, etc.).
- A reduction in fossil fuel consumption.
- Reservoirs that can be used as leisure areas and for tourism (e.g. Ottenstein, Dobra power plants).
- Upgrading of small-scale hydropower plants for increased efficiency and economy.
- Enhanced environmental compatibility through water-related, ecological measures (fish ladders, wet biotopes and still waters).
- Upkeep of historical small-scale hydropower plants and canals.

evn naturkraft production development


200
150
100
50
Production in GWh/y
109.8
89.0
9.0
116.4
11.1
139.9
37.3
0.1
1999/00
2000/01
2001/02
2002/03
Hydropower
Wind power
Electricity generation using biomass

Wind park Prellenkirchen



With the start-up of eight additional evn naturkraft windmills, the municipality of Prellenkirchen now has a total of 17 windmills with a capacity of 28.2 MW, which makes it the leading wind power municipality in Lower Austria. A further local highlight is the first Lower Austrian wind power information centre, which opened in September 2003. The aim of this centre is to raise wind power acceptance levels and to inform neighbouring countries such as Slovakia and Hungary of its advantages.

The new Nussdorf Weir small-scale hydropower plant



With the planned realisation of a small-scale hydropower plant near the Schemerl Weir (at the start of the Vienna Danube Canal), EVN and its project partners, Verbund-Austrian Hydro Power and Wienstrom, have sent an important signal concerning the best possible use of hydropower.

The idea of using the Danube Canal for the generation of power is closely related to the building of the Freudenau power station on the Danube. Concepts for the use of the banked-up waters of the new power station by means of a small-scale hydropower plant near the existing weirs at the start of the Danube Canal (Schemerl Weir) had already been considered at the end of the 1990s. However, then this project was not pursued for economic reasons.

The realisation of the "Nussdorf small-scale hydropower plant" project first became economically viable following the passing of new "green power" legislation and the availability of new technology. Accordingly, plans are currently (autumn 2003) being prepared for approval and should this be granted, construction work could commence in autumn 2004. This would allow the small-scale hydropower plant to go on stream in the summer of 2005. From today's perspective, the electricity produced would meet the needs of around 7,500 Lower Austrian households.

A major feature of the project is its careful integration into the existing, Nussdorf Weir building complex designed by the famous Jugendstil architect, Otto Wagner.

The Nussdorf Weir small-scale hydropower plant displays the careful integration of innovative power station technology into the famous architectural design by Otto Wagner.

Repairs to the Rosenburg small-scale hydropower plant concluded



The gates of the Rosenburg power station were so severely damaged by the devastating floods caused by the River Kamp in August 2002 that the tailwaters had disappeared and the bed of the reservoir had become visible. The landscape had been totally altered and damage to the bank vegetation, which had adapted to a higher water table, was feared. In order to conserve this natural habitat and to secure the continued operation of the Rosenburg power station from an ecological viewpoint, a local action group was formed in Rosenburg, which called for the rapid repair of the power station. EVN responded to this request for the quickest possible refurbishing of the gates prior to the summer in order to save the riverbank woodlands and allotted priority to this project.



Heat from biomass

The generation of heat using biomass, which consists primarily of bark, forestry chippings and sawmill by-products, is seen by EVN as a further contribution to a sustainable energy supply. With more than 30 plants and annual consumption of some 300,000 piled cubic metres of biomass, which corresponds to around 21 m litres of fuel oil and a saving of 56,000 t of CO_2 emissions, EVN has long been Austria's largest producer of heat from biomass. In total, EVN's biomass-fired plants currently provide thermal output of 70 MW. This is used for numerous public buildings such as schools and communal facilities, commercial and industrial buildings and the supply of heating and hot water to more than 5,000 Lower Austrian homes.



Biomass is regarded as CO_2-neutral, as during growth it absorbs the same amount of CO_2 as is emitted during incineration.

Sustainable regional forestry

In a forest-rich country like Austria, wood is of decisive importance as an energy source. The utilisation of biomass offers many advantages, which apart from a considerable reduction in environmental impact, primarily include an economic boost for the region through the supply of fuel from local sources. Each year, forest husbandry in Lower Austria alone provides over 760,000 solid cubic metres of waste wood, which constitutes a low cost fuel for heat generation that is independent of imports. Accordingly, EVN looks to co-operate with local forestry and agricultural enterprises during all of its biomass projects.

Biomass as a CO_2-neutral source of energy

Wood is regarded as a renewable energy source when, as is generally the case in Austria, it derives from sustainable forestry operations. This means that (e.g. contrary to the felling of rain forests) the amount of wood removed from a forest is equal to the quantity being grown. The volume of CO_2 created during the burning of the wood can therefore again be absorbed by the trees and converted into timber. In accordance with an internationally recognised definition, the resulting cycle is thus regarded as being CO_2-neutral.

Heat from biomass provides a considerable reduction in environmental impact

Emission savings through heat from biomass as opposed to domestic heating

As compared to standard domestic heating, the use of biomass for heat generation reduces greatly the emission levels of virtually all atmospheric pollutants.


1,450,000
150,000
100,000
50,000
Annual emissions in kg/y
21,284
6,641
49,984
74,001
1,442,124
28,237
177,371
4,641
39,277
14,181
SO₂
NOₓ
CO
CₓHᵧ
Dust
Domestic fires
Heating plant

Several new biomass heating plants






Cosy, environment-friendly heat from EVN's biomass heating plants will also soon be available in Mistelbach.



In line with its systematic efforts aimed at an increased level of heat generation using renewable biomass, EVN continually pursues new projects in this sector. In fact, the start-up of the facilities in Waidhofen/Thaya and Zwettl in September 2003 has raised the number of company biomass heating plants to 30.

The realisation of additional biomass heating plants is also planned for the future, e.g. in Mistelbach and Hainburg. In Hainburg, a plant is being built in the vicinity of the public hospital and will provide output of 1 MW from around 3,600 piled cubic metres of biomass. In Mistelbach, EVN is completing a biomass heating plant in co-operation with a local timber firm, which is being built on the company's premises. Approximately 12,000 piled cubic metres of chippings from the saw- and planing mill will be used as fuel every year, along with some 5,000 piled cubic metres of forest chippings from the regional forests. Both plants are due to become operational in autumn 2003 and thus prevent the emission of around 4,200 t of CO_2.

Electricity from biomass

In addition to its extensive activities relating to the use of biomass for heat generation, some time ago EVN began to consider the question of the use of biomass for electricity generation.






The Civitas Nova pilot plant in Wiener Neustadt incorporates an innovative concept for the environment-friendly generation of electricity from biomass.

Successful start-up of the Civitas Nova pilot plant

Within the "Renewable Energy Network Austria" (reNet Austria) competence network, during the past financial year, EVN and partners from the scientific and plant building areas completed a pilot plant in Civitas Nova, a suburb of Wiener Neustadt. The plant generates wood gas from forest chippings, which is then used in a gas engine for electricity production. Since the beginning of 2003 and the "hot phase" of test operation, the plant has been supplying around 700 kW of heat and about 500 kW of electricity to EVN's district heating and electricity networks in Wiener Neustadt. Around 500 kg of forest chippings per hour are required for this output.

Successful test operation has clearly shown that this new type of plant is fully functional. The quality of the wood gas generated was better than anticipated, the gas cleaning functioned smoothly and the gas engine, a cogeneration unit specifically developed for this purpose, attained the planned output. Chipping drying and transport, which are both EVN in-house developments, also functioned very well.

At present, pilot operations are continuing and a range of plant optimisation measures are undergoing completion. The objective is to secure continuous operation from both a technical and economic viewpoint. At the same time, EVN is continuing to work on other plant concepts for the generation of electricity from biomass.

High environmental standard of the EVN power stations



Improved efficiency through the installation of a new gas turbine at the Korneuburg power station.



The latest flue gas cleaning systems provide a reduction in emissions from the Theiss power station.

In line with the concept of sustainable energy supply, EVN has long assumed a pioneering role with regard to energy generation incorporating the careful use of resources and the latest environmental protection systems. Consequently, the recently comprehensively modernised Theiss power station is an international frontrunner. Similar stringent standards also applied to the completion of the Dürnrohr power station. Dürnrohr went into operation in 1986 and was the first hard coal fired power station in Europe to be equipped with a Japanese developed catalyst-based, DeNOx unit, a system that provides 100% flue gas capture (full-scale equipment). In the meantime, others have followed EVN's example and this type of installation has now become a standard feature at comparable power stations.

For EVN, the key issue with regard to a sustainable approach to the available resources is optimised efficiency. In this connection, the combi-cycle block of the Theiss power station achieves a top international level of well over 50%. Furthermore, the bleeding of district heating from the Dürnrohr and Theiss power stations, in particular for the town of Krems, has not only increased yearly plant utilisation levels, but also cut emissions due to the replacement of a large number of small heating units. In future, the incineration of biogenous fuels in coal-fired power stations could lead to further fossil fuel savings.

Apart from optimised efficiency, EVN makes every effort to cut the atmospheric emissions from its plants to a minimum and uses modern flue gas cleaning systems for this purpose. Accordingly, all of EVN's oil- or coal-fired power stations are equipped with DeNOx, flue gas desulphurisation and particle filter installations. Gas-fired power stations are either fitted with DeNox installations or low NO_x burners. As a result, the stringent Austrian emission limits are reliably maintained and in general clearly undercut.

Sustainable use of by-products from flue gas cleaning

Coal- and oil-firing at the Dürnrohr and Theiss power stations results primarily in the following by-products: coarse ash, fly ash and gypsum, which derives from flue gas desulphurisation. EVN ensures that, wherever possible, these products are recycled. At present a large percentage of the fly ash, as well as part of the coarse ash and the gypsum are used in the building materials industry. Those by-products that cannot be recycled are deposited on the power station's own landfills. All in all, the amount of power station by-products relates to operation levels, while the volume of recycled by-products employed is dependent on construction industry requirements.


40,000
30,000
20,000
10,000
Dürnrohr power station: fly ash
Dürnrohr power station: Desulph product
Dürnrohr power station: bottom ash
Theiss power station: Desulph product
16,532
13,641
3,086
10,955
9,648
2,045
998
22,220
17,465
4,148
1,561
28,272
19,324
5,278
31,093
20,729
5,803
Amounts of ash and desulphurisation product in metric tons per calender year
1998
1999
2000
2001
2002
100
50
99.6
16.2
33.9
100
Level of recycling 1998–2002 in %
Recycling shares

CO_2 savings through an integrated energy system involving the Dürnrohr power station and waste incineration

An extremely advantageous ecological and economic solution has been created by EVN in the form of an integrated energy system involving the Dürnrohr power station and the adjacent waste incineration plant owned by AVN, a fully-owned EVN subsidiary (also see page 29).



The steam produced in the waste incineration plant is conducted along a 500 m pipeline to the Dürnrohr power station where it is fed into the reheater of the power station boiler. Here it is raised to a higher energy level and can then be utilised for electricity production in the existing power station turbine, which drives a generator. When the power station is off-line, use of the steam for electricity generation continues by means of a smaller steam turbine, which has been installed specifically for this purpose.

Apart from the relatively high efficiency of electricity production from the steam provided by the waste incineration plant, which is clearly higher than that of comparable installations, approximately 50,000 t of coal and around 10 m m^3 of natural gas can be saved annually. This will result in the prevention of CO_2 emissions amounting to some 500,000 t annually.

Schematic diagram: integrated energy system


Dürnrohr
power station
Waste
incineration
plant
Steam
from the
power
station
Existing
turbine
Steam
from the
AVN plant
Deionate,
condensate
District heating
Additional
turbine

The use of heat from waste incineration in the neighbouring Dürnrohr power station raises efficiency levels considerably.

EVN heating

Apart from bleeding heat from its power stations, EVN also operates numerous district heating plants and some 800 local heating plants. The majority of these plants are gas-fired, unless biomass is employed. The considerable environmental advantages of natural gas in combination with high levels of efficiency and optimum operating conditions ensure a low-cost heating supply with reduced pollutant emissions. EVN is endeavouring to systematically replace older plants and thus adhere to the concept of sustainability, e.g. through increased efficiency levels and reduced emissions. New plants are of state-of-the-art standard and therefore guarantee minimum emissions. A further decisive customer advantage is the high level of comfort offered by the supply of the finished "heat product". The steadily increasing number of EVN heating customers confirms the attractiveness of this concept.

The advantages at a glance

- The very latest environment protection technology.
- Professional operation by EVN specialists.
- Heat generation using environment-friendly primary energy sources.
- Biomass is CO_2-neutral and thus makes an important contribution to climate protection.
- The combustion of natural gas creates fewer greenhouse gases and pollutant emissions than any other fossil fuel.
- A marked cut in emissions as compared with household fires.
- Improved air quality.
- Support of the agricultural industry through the use of biomass from domestic sources.
- Economic value added that remains largely in the region.

EVN heat production



1,000
750
500
250
Heat generation in GWh/y
794.4
13.1
59.4
208.6
513.3
854.1
13.2
96.7
223.2
521.0
849.3
15.3
100.5
255.3
478.2
911.5
17.1
108.0
252.1
534.3
980.4
25.5
128.9
239.2
586.8
1998/99
1999/00
2000/01
2001/02
2002/03
Heating oil
Biomass
Cogeneration/bleeding from power stations
Natural gas

As a result of solid demand, EVN has steadily expanded its heat production in recent years.

Emission patterns

The comprehensive EVN services portfolio naturally leads to a diverse range of influences on the environment, although these are kept to the absolute minimum. The main factors with regard to environmental impact are:

- The type and quality of the fuels employed.
- The type of plant used.
- General, operational plant management.

The most significant effects on the environment derived from the operation of combustion plants relate to pollutant atmospheric emissions. The differing use of plants also partially results in major fluctuations in yearly emission volumes. However, a study of specific plant emissions can nevertheless provide an evaluation of their environmental performance irrespective of the operational period.

Specific emissions from EVN's thermal electricity and district heating plants

		2002/03	2001/02	+/– %
CO	kg/MWh	0.046	0.039	17.9
NO_x	kg/MWh	0.338	0.348	–2.9
SO_2	kg/MWh	0.123	0.107	15.0
Particles	kg/MWh	0.023	0.021	9.5
CO_2[1]	t/MWh	0.517	0.508	1.8

[1] As biomass is CO_2-neutral, it can be viewed most positively with regard to emissions. The specific CO_2 emissions from biomass combustion are therefore assumed to be zero.

As can be seen from the table above, during the past financial year, specific emissions of carbon monoxide and SO_2 rose. This was primarily due to the increased firing of coal at Dürnrohr power station, which was also responsible for a rise in specific CO_2 emissions although these were somewhat reduced by the growing volumes of biomass being used for heat generation. NO_x emissions were cut due to excellent flue gas cleaning installations.

Moreover, it should be noted that emissions for the year are partially well below the levels of 1999 (see figure below).

Specific emissions from EVN's thermal electricity and heating plants



0.60
0.45
0.30
0.15
kg/MWh
(CO_2 in t/MWh)
1998/99
1999/00
2000/01
2001/02
2002/03
CO_2
CO
NO_x
SO_2
Particles

Services in the interests of the environment

Joint environmental protection measures with customers

As an environmentally conscious energy services company, EVN sees its responsibilities as not only including the provision of efficient economic solutions, but also the minimisation of any negative environmental impact in co-operation with customers. Therefore, apart from supplying electricity, natural gas, heat, and water, EVN offers a wide range of consulting and other services, which promote a balanced combination of economic and environmental objectives. In addition to an initial, free advisory meeting with EVN experts, these services mainly consist of the preparation of individual energy concepts, construction and energy engineering consulting and advice in connection with environmental grants and boiler exchange promotions.

In general, the services can be summed up under the heading "demand side management", in which the careful use of energy and the preparation of low-cost, efficient and environmentally compatible solutions predominate. The services offered by EVN consulting are in great demand from private households, commercial and industrial companies, and local authorities.

"Well informed" through EVN energy consulting

Under the heading, **"Well informed! The consulting packages for private house building and renovation"** expert EVN energy consultants provide customers with a range of services. In addition, EVN also offers a number of attractive consulting packages for municipalities.

Household energy services

- Free initial energy advice.
- Construction and energy engineering consulting.
- Heat pumps.
- Heat recovery ventilation.
- Condensing gas furnace technology.
- Solar energy-based water heating systems.
- District heating from biomass.
- Natural gas.
- Ice storage cooling units.
- Property grants.
- Building renovation NEW.
- Completion of air leakage measurements.
- Thermography.

Municipal energy services

- Energy contracting.
- Lighting service.
- Energy concepts.

Renovation of old buildings – information events and individual consulting

During the period under review, EVN introduced an attractive new service – consulting on building renovation. Moreover, since January 1, 2003, the Lower Austrian provincial government has been offering new grants for such purposes. Apart from the previously available public funding, the "general renovation" of buildings is now to be supported. A "general renovation" is regarded as meaning thermal renovation (full heating insulation of the external facade, heat insulation windows, insulation of top floor ceilings, etc.), which leads to a cut in the energy characteristic by at least 50%, or an energy characteristic for the building of less than 70 kWh/m^3.a. Should a general renovation take place, then 100% of the investment costs will be recognised for funding (this contrasts with previous grants, which only amounted to 50 or 60% of the investment).

In order to facilitate the use of these attractive funding possibilities, together with its partners from the banking and utility branches, EVN organises comprehensive information evenings in various Lower Austrian towns. These presentations deal in detail with topics such as thermal renovation, grants, heating systems, heating and heating system upgrading. In addition to these informative events, EVN experts also provide individual consulting on renovation and calculate the so-called "energy certificate", which is required for applications for 100% grants from the Lower Austrian provincial government.



Lighting service for municipalities

For a number of years, EVN has offered Lower Austrian municipalities the energy-related optimisation of public lighting systems under the name "Lighting Service". The use of energy saving street lighting, the replacing of lights requiring repair with highly efficient mirror technology and the limitation of the period when street lights are switched on all serve to cut energy consumption. As a result, the burden on local authority budgets is reduced and the quality of the lighting enhanced. All the measures for upgrading take place within the framework of an attractive financing model, which allows municipalities to carry out comprehensive modernisation of their street lighting without additional borrowing.

Together with local partners from the electrical branch, a team of EVN specialists guarantee professional implementation and ongoing customer support within the framework of the "EVN PowerPartner Concept".

Numerous municipalities have already opted for this attractive EVN service. For example, during the period under review, EVN concluded a lighting service agreement with Retz urban council, which is focused on the modernisation of the local lighting system. Re-equipping with long-life, sodium vapour high-pressure lamps in street lights with high-quality control systems will increase both the standard of the lighting and road safety. At the same time, a reduction in energy consumption of almost 25% will be achieved.


Roggend
"Lighting Service" – professionally guaranteed by EVN.

EVN supports the use of natural gas powered vehicles

Since the beginning of the 1990s, the EVN fleet has included electric and natural gas powered vehicles and EVN has long operated natural gas filling stations. EVN now has seven natural gas filling stations at its centres in Baden, Stockerau, Deutsch Wagram, Krems, Waidhofen/Ybbs, St. Pölten and Neunkirchen, as well as a filling station at the Stadtwerke Wiener Neustadt and a public filling station in Maria Enzersdorf. Apart from four electrical vehicles, EVN has 12 natural gas fuelled vehicles in service. In the course of installing EVN filling stations, a number of municipalities has also purchased natural gas fuelled vehicles. Apart from the CO_2 savings, these vehicles stand out due to a 98% reduction in particle emissions.

Incidents of environmental significance

Despite all the technical and organisational measures taken, not only defects and accidents can occur within the scope of the comprehensive EVN portfolio in the electricity, gas and heating supply areas, but also incidents of relevance to the environment such as oil leaks or fires. The first priority in such cases is a guaranteed quick and competent response, in order that the damage be kept to an absolute minimum.

Accordingly, over ten years ago, EVN introduced a comprehensive manual on this subject, which covers and clearly defines every aspect of such incidents. This manual is continually updated and represents a binding directive for EVN employees. Among other matters, the manual primarily ensures that immediate and professional action is taken should an incident of environmental significance occur and that the correct measures are initiated. In addition, employees who might potentially be involved in such situations are trained for emergencies on a regular basis.

The lines of communication within the company are also precisely established. Depending on the significance of the event, the relevant person responsible is informed within a very short time and can initiate the necessary response and issue the appropriate instructions.

Due to comprehensive prevention and rapid responses, the number and consequences of incidents of environmental significance were kept to a minimum during the past financial year. In the period under review there were four incidents of environmental significance worthy of mention.

Incidents of environmental significance

Date	Location	Type of incident	Incident cause	Type of environmental impact	Extent of environmental impact	Measures
May 6, 2003	Sprögnitz	Oil leak from emergency generator	Spillage during tank filling	Soil	Very limited	Disposal of 2 m³ of soil
May 9, 2003	Steinwandleiten	Transformer fire, oil leak	Short circuit	Air/soil	Limited	Fire extinguished, disposal of 34 t of soil
May 13, 2003	Schloss Unternberg	Transformer burst	Lightning stroke	Soil	Very limited	Disposal of 4 m³ of soil
August 8, 2003	Wagram/Traisen	Transformer burst	Unexplained	Soil	Very limited	Disposal of 3 t of soil

Martina Boden, Heidemarie Freudensprung, Elvira Rinklak, Helene Rapp and Margit Macher, **from various EVN departments, on a ramble to the Tirolerkogel in May 2003. Always at your service.**



A responsible approach towards employees and the public

As an energy, water and infrastructure supplier, with responsibilities for the fulfilment of important, basic, day-to-day needs, EVN is well aware of the significance of its social framework. Like its predecessor companies, since its foundation EVN has lived up to this task and contributes, as far as it can, to enhancing living conditions in Lower Austria.

EVN's range of initiatives in this area extends from the care of company employees, who are provided with an attractive working environment, extensive educational and further training opportunities, careers with interesting perspectives and a comprehensive medical service, to charitable, cultural and sporting involvement.

Accordingly, EVN supports a range of charities, contributes to both exhibitions and other cultural projects in its supply area, has built up a company collection of contemporary art and also participates in sporting and other events of broad public interest.

Employee health service

Long before the introduction of a statutory obligation to provide corporate medical care, EVN already had a practice at its headquarters headed by a doctor and staffed by a nurse. In the meantime, EVN has considerably expanded this service, making medical care available to employees throughout Lower Austria. Today, there is one physician at both the Theiss and Dürnrohr power stations, as well as three doctors for St. Pölten, the western half of Lower Austria, and for the eastern part of the province including company headquarters.

Prof. Dr. Oswald Jahn, one of Austria's most respected occupational medicine specialists, heads this medical team. With this service, EVN does more than merely fulfil the terms of Austrian employee health legislation, which is based on related EU directives. Instead, the company has assumed responsibility for the welfare and safety of its employees that goes far beyond the statutory occupational medicine services.

An extensive performance range

- **Physical check-ups for new employees.** New members of staff are given a thorough medical check, appropriate to the type of work they will undertake, e.g. eye tests and an appropriate consultation is provided for those working on computers. Closest attention is paid to the fitness of young electrical fitters during these examinations.
- **Special examinations.** Both the initial and regular examinations required under the terms of Austrian employee health and radiation protection legislation are carried out at the company.
- **Periodic health checks.** Body checks such as ECG, blood pressure monitoring, lung function tests, simple lab tests, eye checks, etc. can all be carried out quickly and easily by the company health team.
- **First aid.** In the case of an accident, minor injuries can be treated on the spot.
- **Work place optimisation / ergonomics.** Workplaces and processes are subject to improvement. Audits are carried out, enhancements are made and individual support offered.
- **Inoculations.** On average, members of the EVN workforce receive 500 inoculations against insect-born, meningo-encephalitis annually, as well as 200 against diphtheria-tetanus, 100 against polio and 300 against flu.

Optimum employee safety

Safety at work is a major EVN Group priority as in addition to the usual dangers involved in manual work, the safety aspects relating to electrical power, natural gas, hot water and steam (in the power plant and heating supply areas) have to be considered.

EVN attaches great importance to measures aimed at securing optimum safety levels for its employees in every area of the company. First and foremost, it relies on training and the systematic creation of a high level of safety awareness among all workers.

A detailed, internal manual containing directives and instructions of specific relevance to EVN supplements the statutory organisational safety regulations. As an additional aid to the work force and as part of the evaluation process, a special manual has been prepared, the "Safety Handbook", which refers to the individual working conditions in the energy industry (electricity, natural gas, heat, water, network and power plant operation). This manual is also available on the EVN intranet.

2002 accident statistics

Every twelve months, EVN prepares accident statistics for the preceding calendar year, which not only catalogue all accidents, but also give a detailed analysis of the causes. The knowledge gained serves as a platform for the further development of an already extensive range of preventive measures. The related success of these initiatives is evidenced by the accident statistics for the 2002 calendar year.

During the past calendar year there were 29 minor accidents, five road accidents, 23 slight accidents, eight quite serious and seven serious accidents, and one fatality. The most frequent cause of accidents at EVN is "assembly work" representing 54% of all accidents, followed closely by "falls" at 23%. Of the latter, 4% relate to falls from working at heights (e.g. on poles) and 19% to accidents at ground level. 74% of personal accidents were caused by "carelessness".

Systematic training and raising of awareness levels

Despite the marked increase in the demands made on EVN employees, a rise in the number of working accidents has been successfully prevented in recent years. The main factors behind this positive trend have been targeted training, a growing sense of individual responsibility, and the heightening of safety awareness among the staff. In addition, high levels of employee qualification and ongoing improvements in work process planning and preparation have clearly had a beneficial effect in this regard.

Development in industrial accidents [1]



2,165
2,293
2,196
1,985
1,689
2,453
2,169
1,990
1,467
1,168
1,220
964
952
2,000
1,000
103
113
99
89
77
94
91
74
58
50
51
39
39
100
50
Accidents subject to report: slight, quite serious, serious, fatal
1990
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
Lost days

[1] Excluding minor and road accidents.



In 2002, 13 organisational units with low accident rates were awarded the "Safety at Work Oscar". The photo shows the presentation to the EVN district heating team.

"Safety at Work Oscar"

Since the 1980s EVN has regularly awarded prizes for outstanding achievement in maintaining and improving safety at work. In particular, awards are given to those organisational units with rates of less than one working accident per 100 employees.

Fire protection

Ten company trained fire officers and 30 fire protection points ensure preventive fire protection and the fulfilment of the mandatory regulations. In addition, in plants such as the Dürnrohr power station, which require extra fire precautions, there are works fire brigades.

In accordance with fire regulations, fire extinguishing equipment, e.g. portable fire extinguishers, is installed in all EVN buildings for an immediate response. Like the smoke alarm systems, this equipment is examined and serviced by accredited inspectors from the manufacturers at regular, statutory intervals. Special fire prevention plans exist for many of EVN's plants and these have also been supplied to the local fire brigades.

EVN carries out regular fire drills with its work force, including a fire alarm and evacuation exercise at company headquarters during the period under review. In the past financial year, 480 employees were trained in the use of emergency fire fighting equipment.

Number of fires at EVN

The rare cases of fire at EVN are always connected to technical failures. The damage caused in 2002 related primarily to two transformer station fires.



100,000
75,000
50,000
25,000
Estimated total damage in EUR
37,870
3
14,571
4
49,540
3
95,000
15
1999
2000
2001
2002
15
10
5
Number of fires

New fire brigade unit for the AVN plant

During the period under review, a new and separate company fire brigade unit was created at the AVN thermal waste incineration plant. One novel aspect of this fire brigade is that it has no vehicles, the extinguishing systems having been installed across the site. Another special feature was the training of all 39 members of the fire brigade unit at the Provincial Fire Brigade School in Tulln.

Fire-fighting exercises for local fire brigades

EVN completes regular, theoretical and practical fire-fighting exercises with the Lower Austrian fire brigades located in the vicinity of substations. These trials revolve around the spraying of live components. In 2002, a total of 90 fire-fighters from nine voluntary fire brigades took part in such exercises. The local fire-fighting units were introduced to the special aspects of dealing with fires in electrical plants at jointly operated facilities, e.g. the Salzer paper mill in St. Pölten.

Workplace evaluation

EVN also seeks to maintain the health and safety of its employees through ongoing workplace evaluation. EVN locations and those of its affiliates are examined systematically from the standpoints of accident prevention, fire safety and health care. For example, in 2002 all the evn naturkraft power plant locations were scrutinised.

The affected employees, those responsible for the working process and their superiors, a safety specialist, an occupational physician and an employee representative are integrated into this process. Results from the evaluation flow into the statutory briefings and contribute to the enhancement of awareness levels, long-term accident prevention and health retention.

During the evaluation of the evn naturkraft locations, special attention was paid to the safety of passers-by in the vicinity of power plants.

Safety is a major EVN priority, as shown by constant checks on potential hazards and the implementation of safety measures.

Pruning with SAFE-T-CUT





Work safety is also an EVN priority during fault repair. In the case of high-voltage transmission line short circuits caused by overhanging branches or fallen trees, the blasting of the timber using "SAFE-T-CUT" offers EVN workers far greater safety than standard removal using a power saw. At the same time, the line generally suffers only light damage and can therefore be repaired more quickly.

Gas failure devices in the low-pressure network

EVN has instituted an important safety measure with regard to its 22 mbar pressure gas pipeline networks, which were primarily laid during the early years of gas supply. At present, EVN continues to operate 35 networks of this type, which supply over 75,000 customer appliances. The installation of pressure controllers with gas failure devices has proved an effective means of preventing uncontrolled gas leaks from devices without safety pilots, particularly following restarts after scheduled or fault-related interruptions in supply. Accordingly, during the coming four years, EVN is to install around 70,000 devices worth EUR 8.9 m. This will provide a decisive improvement in the long-term safety of the networks, as well as clearly reducing the staffing requirement in the case of faults.

EVN as an attractive employer

Initiatives in the interests of the work force



EVN systematically pursues its goal of positioning itself as an attractive employer. Apart from the creation of pleasant working conditions, this approach includes, e.g. a flexible working time model. The company regards itself as an employer that not only furthers and challenges its personnel, but also as an organisation upon which employees can rely.

New customers, markets and technologies, as well as the changes to the legal framework within which EVN operates, all shape the daily working environment of company personnel. This situation demands the continuous redesign and modification of structures and thought patterns, e.g. the significant increases in efficiency, which in recent years have been completed without any disruption to the social harmony of the company and with the firm support of EVN personnel management.

All measures aimed at the securing of sustained corporate success consider the interests of the employees. As a consequence, over the last ten years, the average EVN work force has been reduced from 3,057 to 2,317 without any operation-related dismissals.

This process of adjustment has also been accompanied by extensive educational and further training measures, which are aimed at preparing staff for new or expanded assignments. The concept of "multiple training", involving the cumulative completion of specialist training in the electricity, gas and heating sectors, has proved a particular success in this regard.

Despite the pressure for rationalisation derived from the liberalisation of the energy markets, since the 1998/99 financial year the EVN Group has succeeded in recruiting more than 200 new personnel and providing them with long-term employment. Additional work force growth has been created due to the acquisition of new companies.

Human resources management principles

In the course of its efforts to be an attractive and fair employer, EVN sees itself as being obliged to adhere to a number of fundamental principles with regard to its work force:

Equal opportunities

For EVN, equal treatment and opportunities for its entire work force are a matter of course. In June 2003, a joint declaration of EURELECTRIC and EPSU (European Federation of Public Service Unions) / EMCEF (European Mine, Chemical and Energy Workers Federation) concerning equal opportunities and diversity was signed. In practical terms this means that no employee should be discriminated against for reasons of age, health, nationality, ethnic origin, or gender. In concrete terms, this means that persons with identical professional and personal qualifications must be treated equally with regard to further training and personnel development, working conditions and pay. EVN believes that apart from balanced and fair dealings with all employees, this approach will also secure a higher level of business performance.

Transparency

The supply of the work force with up-to-date and comprehensive information concerning ongoing company development is one of the most important communications assignments within EVN. For many years, employees have been able to obtain an extensive overview of current issues affecting the company, the energy supply and staff representation, etc. via the company journal "EVN Intern" and the EVN Intranet. In addition, the Intranet provides information about seminars and educational opportunities, as well as personal flexitime data and internal job advertisement. Accordingly, all vacancies are advertised on the Intranet and can be accessed by the entire work force. The filling of posts internally takes priority over the recruitment of external applicants.

Treatment of older employees

One important aspect of EVN personnel management is the consideration of the age structure within the company. Due to rationalisation, vacant posts have not been filled and therefore EVN employees have an average age of around 44. This already constitutes a relatively high figure and is set to rise still further in the course of increases to the statutory retirement age. Against this background, a special emphasis has been placed on the further training of older personnel, in order to equip them with the qualifications needed to meet the changed circumstances in the energy industry.

Flexitime working

As one of just a few Austrian companies, EVN offers its work force a flexitime model without core time, i.e. without a fixed period of obligatory attendance. Employees are entitled to organise their working hours independently and freely, although naturally company requirements must be taken into consideration. Employees discuss their wishes within their team and then adjust their individual work time to the respective working situation and customer requirements.

Personnel development and further training

EVN's services are backed by highly qualified and motivated employees. They represent a guarantee for the continued success of the company, not only due to their knowledge, but also their personal commitment and willingness to learn.



Joint educational and further training courses strengthen the team spirit among EVN employees.

Particularly in a liberalised market, well-educated, service-oriented and motivated employees constitute a major prerequisite for sustained, successful corporate development. Consequently, EVN utilises a range of measures to enhance employees' qualifications. Educational and further training measures are all focused on providing support for specific assignments.

EVN's personnel development programme is designed as an integrated process and has a modular structure. Depending on the specific development target, "educational event", "e-learning" or "training on the job" modules are employed. The range of activities on offer incorporates IT training, specialist workshops, sales seminars, product and branch information, special technical training, language courses, environment and safety schooling, presentation and communications workshops, and seminars in negotiating skills and team building. Topics and examples that have been specifically related to company activities secure the immediate integration of training content into day-to-day EVN business.

In accordance with its claim to provide optimum, individual service, EVN makes every effort to offer its employees in the Customer Centres several training programmes. The intention is to ensure that during the realisation of the "One Face to the Customer" concept, employees are able to provide comprehensive information concerning all of EVN's energy and services areas. For these reasons, EVN lays value on its employees having more than one relevant qualification. Accordingly, the completion of second and third apprenticeships, as well as master certificates, is subject to active financial support. During the past financial year, 39 employees completed additional training (as electricity, gas or heating fitters). In total, over 450 staff members, around 20% of the EVN work force, possess multiple qualifications.

Educational structure



7%
18%
6%
4%
19%
46%

- University graduates
- A-level graduates
- Polytechnic graduates
- Employees with a complete apprenticeship
- Employees with a master's certificate
- Others

The vast majority of the EVN work force possesses one or more specialist qualifications.



In line with the principle, "friendly, competent and service-oriented", communications and social skills are a focal point of team training. Within the scope of challenging communications and conflict situations, participants receive an opportunity to examine their own behaviour and that of others, to reflect and to practice. The intention is to train employees to deal with both internal and external contacts and to hold discussions in an objective, friendly, solution-oriented manner, without emotional complications.

In order to increase the effectiveness of its educational and further training programmes, EVN ensures that employees also enhance and train their social skills. In this way communicative groupings are created with intensive social and emotional relationship patterns, which secure the appropriate productivity in the workplace.

With expenditure of around EUR 1.1 m, EVN spent slightly more on further training (seminar charges, trainers, e-learning) during the 2002/03 financial year than in the comparable period of 2001/02.

EVN further training 2002/03

	Events	Participants
EDP training	28	321
Specialist seminars	143	1,422
Behavioural training	20	151
Total internal further training	**191**	**1,894**
External further training	**356**	**543**
Total further training	**547**	**2,437**


Fachrichtung
Traineeprogramm!

EVN personnel marketing

In order to raise the levels of efficiency and transparency with regard to staff appointments, EVN uses various methods during the recruiting process:

- The personnel page on the EVN website.
- A special job site called "Young Energy", which has been created for graduates and young applicants.
- Representation in leading career guides.
- Close co-operation with schools, polytechnics and universities.
- Attendance at employment information and career fairs.
- The annual offer of around 200 vacation jobs.

Apprentice training and vacation employment

In the interests of medium- and long-term personnel planning, as well as the fulfilment of its responsibilities as a regional employer, EVN traditionally offers apprenticeships in the industrial sector with a primary focus on electricians. EVN works closely with partners, such as various electrical installation companies, and apprentices can also gain experience at EVN subsidiaries.

Over 50 young people are currently undergoing schooling and are employed in various areas of the company. Training at EVN is varied and has changed markedly in recent years due to the altered demands made on the company. Apart from professional skills, the educational programme incorporates customer-orientation and social competence, while interdisciplinary know-how and networked thinking are also promoted in a targeted manner. The quality of EVN training is evidenced by the fact that following their courses, the majority of apprentices remain in the company.



Vacation worker excursion to the Wiener Neustadt Customer Centre.

As a further initiative for the securing of a flow of talent and the arousing of enthusiasm among young people for the technical sector at an early age, EVN offers some 200 vacation jobs yearly, along with regular plant tours and information events. During their period of employment, the vacation workers have the chance to supplement their theoretical knowledge with practical experience. Moreover, in line with its medium-term personnel requirements, EVN offers polytechnic and university students longer-term internships at the company, which are frequently linked to interesting, project-related dissertation and thesis topics. In general, EVN cultivates intensive teamwork with schools, polytechnics and universities, e.g. is among the sponsors of the Wiener Neustadt Polytechnic and the Donau University in Krems.

The EVN pension fund – a "second pillar" for retirement benefits

Since September 1995, EVN has offered its work force a modern and attractive form of superannuation in the shape of the EVN pension fund, which is one of 13 such company pension schemes in Austria. Designed as a supplement to the statutory state pension, the EVN pension scheme is also open to employees from other EVN Group companies. Accordingly, apart from EVN, five other Group companies are included in the pension fund.

With the creation of this "second pillar" for the pensions of its employees, EVN has taken a socio-political initiative, which in view of the current pensions debate in Austria, has gained in importance. The EVN pension scheme provides an opportunity to create an additional private pillar for retirement benefits on the basis of personal initiative supported by the company. EVN is thus making a sizeable contribution to safeguarding its employees' retirement income.

The EVN pension fund is a contribution-oriented pension scheme, in which the amount of the future pension to be paid derives from the annuity on employer and employee contributions up to the date of retirement. Retirement benefits were deliberately not transferred to an inter-company pension fund, but instead a separate company pension fund was founded in which the right of employees to a share in the decision-making process is guaranteed via their representatives. All the bodies in the EVN pension scheme work on an unpaid basis, in order that staff contributions are not additionally burdened with administrative costs.

As of December 31, 2002, the pension fund comprised around 2,164 people with pension rights and some 98 with an entitlement to payments.

Integration of persons with disabilities

Within the scope of its socio-political responsibilities, EVN sees the integration of handicapped people into the company on an equal footing as a priority. In this regard, special attention is paid to the individual design of workplaces and working processes in line with the needs of the disabled and if necessary, additional possibilities for extended flexitime are provided. Modifications during the building and renovation of EVN Customer Centres are also made to assist handicapped staff and customers. The appropriate alterations have already been carried out at 16 of the 26 Customer Centres.

During the 2002/03 financial year, EVN employed 65 people with disabilities, a figure that represents about 3% of the work force.

Initiatives for increased employee job satisfaction

Structured employee suggestion system achieves a positive balance





Erwin Grillenberger's idea of using round steel for local network cabling was selected as the idea of the month in March 2003. In the meantime, this winding device is already in use at a number of customer centres.

In a highly competitive market, good ideas from the ranks of the work force can make important contributions to an increase in company success. Due to the liberalisation of the energy markets and the continuous changes in the social, economic and technological conditions affecting EVN, the targeted use of employee know-how and creative potential is of increasing significance. Employees best understand their daily activities and how processes, products and services can be improved further. Apart from tangible benefits such as cost savings and optimisation, the active participation of the work force in company development also provides positive impulses with regard to motivation and commitment.

These were the reasons behind the reorganisation of EVN's suggestion management system to provide improved access, greater transparency in connection with idea assessment and attractive bonuses. In addition to ideas concerning the daily working situation, which can be registered on an ongoing basis, special idea competitions repeatedly offer opportunities for the submission of suggestions relating to special and particularly current topics.

After three years, EVN's idea management scheme has achieved very positive results. Since August 2000, over 700 suggestions for improvement have been submitted and more than 330 have been rewarded. Bonuses to the value of EUR 40,000 have been paid out.

Work-life balance

In the modern world of work, the balance between professional and family life is an increasingly important subject. In order to furnish employees with family responsibilities with the best possible balance between their professional and private lives, EVN offers a range of special arrangements and services. The employees in question have access to flexi- and part time working arrangements, as well as special support during the maternity and paternity period and following return to work. Apart from the statutory period, EVN's personnel may take maternity leave up to the third birthday of the child with a reinstatement guarantee.

These benefits offer a variety of advantages to both the company and employees. EVN can retain the knowledge of qualified staff and use its entire investment in education and further training beyond the phase of intensive parental care. For their part, employees have a chance to keep their professional expertise up to date on a part-time basis and thus ease their return to full employment.

Moreover, apart from the general flexitime model, EVN tries wherever possible to accommodate the individual needs of its employees and hence has a 4% part-time staff quota.

EVN Culture and Sports Association

One staff initiative with long traditions is the EVN Culture and Sports Association (KSV). This is sponsored by EVN in line with employee communications and the related promotion of social ties within the company. Not least, during daily working procedures, these should foster the collegial and non-bureaucratic handling of matters in the interest of customers. Today, KSV activities are indispensable to the EVN "corporate feeling".

Depending on their personal interests, in their leisure time EVN employees can enjoy curling, soccer, gymnastics, running, chess, sailing, fishing, swimming or tennis. KSV also offers philately, flying, golf, aerobics, weightlifting, gymnastic exercises for the back, diving, table tennis, walking and winter sports, all of which are well supported.

At present, the KSV has 13 individual clubs in Krems, Horn, Waidhofen/Thaya, Deutsch Wagram, Hollabrunn, Mistelbach, St. Pölten, Waidhofen/Ybbs, Wiener Neustadt, Korneuburg, Theiss, Dürnrohr and Maria Enzersdorf, which have a total active membership of 1,840. All the clubs have strong links with their respective regions and are largely managed autonomously.


4
EVN

A sense of community is generated through the extensive range of leisure activities offered by the EVN Culture and Sports Association.

Club activities during the past year included the following highlights:

- A gliding day.
- Football tournaments.
- A golf tournament.
- Participation in the Vienna Marathon and the company run in Wiener Neustadt.
- Chess championships with other energy supply companies.
- A sailing open day on the Neusiedl lake.
- An angling competition.
- Curling contests.
- Tennis championships and a tennis camp in Ottenstein.
- Numerous day walks and a rambling week.
- The EVN skiing championships.



Social partnership within the company

All major EVN business decisions are taken in a transparent manner on the basis of the standard legal statutes and the information and integration of staff representatives with regard to the decision-making process. This practice also applies to changes and adjustments in the personnel sector. In general, the motto, "persuasion not compulsion" has long described EVN's guiding principle in the area of social partnership within the company.

For example, staff representatives and relevant employees were supplied with full information concerning the personnel reductions and organisational changes of recent years that went far beyond the statutory requirements.

Apart from EVN itself, all the larger companies within the Group have their own employee representatives, who are all regarded as partners in a constructive company management.

Key figures from the personnel sector

Staff development since 1992/93

Average Group personnel numbers in terms of capacity (part-time employees are only included in this statistic on a pro rata basis in accordance with the extent of their employment) have been reduced by around 24.2% from 3,057 employees in the last ten years, to 2,317 in the 2002/03 financial year. This was achieved despite the sizeable, simultaneous increase in the scope and volume of the activities of EVN and its subsidiaries.

Sales per employee

Sales per employee in the 2002/03 financial year amounted to approximately EUR 467,045 and were therefore 7.8% below the level of the preceding year due to expansion to the scope of consolidation. However, EVN continues to occupy first place among Austria's energy suppliers.

Personnel expenses in ratio to sales

Personnel expenses amounted to 17.6% of sales. As compared with the remaining national and international energy producers, this represents a top position. Ten years ago, this figure totalled 26.4% at EVN.

Age structure

The average age of EVN employees is approx. 44. This relatively high figure is the result of the major rationalisation measures of recent years and in particular, the policy of not filling job vacancies. EVN employees have an average of some 21 years of service, which underlines the level of employee loyalty.

Low fluctuation levels

The high degree of employee job satisfaction is reflected by the extremely low fluctuation levels among the EVN work force, which on the basis of the aforementioned years of service, adds up to the minimal figure of <1%. The media also confirm EVN's status as one of Austria's top employers. For example, in the autumn of 2002, the financial magazine, "Trend" listed EVN as one of the most attractive employers of technical graduates. This excellent position is reflected by the large number of highly qualified applicants for vacant positions (approx. 100:1).

Initiatives for quality of life in Lower Austria

Involvement in social, cultural, sporting and local matters

As a significant player in the Lower Austrian economy, EVN accepts its responsibility to become engaged in social matters in a manner appropriate to the company and its activities. Therefore, within the scope of its possibilities, EVN contributes to both social and charitable initiatives in its supply area and thus underlines its local origins.

EVN also sponsors regional exhibitions and other cultural events. Since the mid-1990s, the EVN Collection (a collection of contemporary works of art of international calibre) is the main focus.

Numerous other EVN initiatives within its social environment such as the support of diverse sporting events, co-operation with schools and technical colleges and the consideration of current developments in the fields of science, technology and the energy industry round off the company's activities in this area.

Flood aid at the Theiss power station



Many of the municipalities in the area surrounding the Theiss power station were hard hit by the disastrous floods of August 2002. Thanks to EVN's spontaneous organisation of a childcare service at its Theiss Info Center, many parents were free to start clearing up and repair work. EVN received sterling support with these efforts from nursery school teachers and many young volunteers from the neighbourhood. Breakfast and lunch, fun and games, cinema and lots of cuddles with the EVN power station rabbits were on the daily programme for children aged three to ten.

Flood aid for schools

In the aftermath of the exceptionally severe flooding of August 2002, EVN not only provided urgently needed aid in the form of childcare at the Info Center in Theiss, but also provided valuable assistance to two local schools.

- In the municipality of Gedersdorf, the floods destroyed most of the classrooms at the primary school, which had been newly built just three years previously. Therefore, the Christmas book exhibition organised by the parents association was quickly transferred to the EVN Info Center in Theiss. Over 400 parents, grandparents, teachers and local people visited the exhibition and clearly felt at home in the power station.

- The Etsdorf secondary school was also under water and therefore temporary accommodation for the teaching of handicrafts to the fifth year was arranged in the Theiss power station magazine. In addition, EVN also made its kitchens available. Handicrafts and cooking classes took place at the power station for a period of five months. The pupils thanked the EVN staff with an opulent Christmas meal, which was subsequently followed by an invitation to an end of school celebration to be held before the school reports were issued at the end of June 2003.



"Spring break 2003" in an EVN power station

Hot rhythms were heard at the Theiss power station on March 22, 2003, during a young people's party organised by the Krems School of Tourism. The evening was held as part of a school project and got the spring off to a great start. Around 1,500 youngsters from across the region danced until the early hours. The highlight of the event was the appearance of the boy band "Heinz". The fire brigade and police ensured that a good time was enjoyed by all in safety and had nothing but praise for the excellent behaviour of the guests.


EVN
young, cool and
lean

Lower Austrian school students hold alcohol-free party in Theiss

Under the motto "Young, cool & clean – the alcohol-free party", EVN and schools from the Krems region organise events for young people on a regular basis. The unique location and "Young Energy", the EVN youth team, ensure that these non-alcoholic get-togethers are a big hit among the local youngsters. In partnership with the youth offices of the provincial government, the "NÖ-Jugendcard 1424" – a bonus card system for young people in Lower Austria – and the climate protection game "Keep Cool in Sunshine City" were launched. At the parties, the students from the Krems School of Tourism continually demonstrate that cool drinks can also be mixed without alcohol. In addition, quizzes and Karaoke ensure that the guests also join in the fun.

Regular support of the SOS Kinderdorf Hinterbrühl

EVN has been a regular supporter of the SOS Kinderdorf Hinterbrühl for many years, thereby fulfilling the company's social responsibility as one of Lower Austria's largest enterprises. Indeed, EVN's predecessor companies, NEWAG and NIOGAS, were among the sponsors that enabled the building of this Kinderdorf near the Austrian capital of Vienna. The companies assumed the patronage of two houses, which like the rest of the village were started in 1956 and handed over in 1958.

EVN continues to contribute to the upkeep of both houses. The "Zu den sieben Geißlein" house (donated by NIOGAS) is home to four children as is the "Ottenstein" house (donated by NEWAG).



Josef Pruscher, the energy advisor for gas at the EVN Customer Centre in Neulengbach, has been a member of the Traismauer voluntary fire brigade for the past ten years.

Employee involvement in social matters

Besides their professional activities, many EVN employees make a sizeable contribution to Lower Austrian society. Large numbers of the workforce are members of organisations such as the Red Cross and volunteer fire brigades. In the main, employees carry out these activities outside working hours. However, should extra free time be required, EVN does as much as possible as an employer to ensure that this can be fitted in through the flexitime scheme.


EVN - CUP

Exciting contests between electric and gas-fuelled cars.

EVN CUP 2003 – the international racing event for electricity and solar powered vehicles

With the EVN CUP, which this year was held for the thirteenth time in succession, EVN assists the development of environment-friendly vehicles with alternative drive systems. The centrepiece of this year's event was the Lower Austrian Mayors' Day, during which the possibilities of using environment-friendly vehicles within a local government context were demonstrated. In accordance with the motto of "Personal Energy", around 15,000 visitors had an opportunity to undergo a fitness check and then sit behind the controls of a fast e-cart.


EVN

Familiarising the customers of tomorrow with the energy questions of today.

The EVN school service – contacts with the customers of tomorrow

EVN's co-operation with Lower Austrian schools has a long and successful 40-year history. Such tradition is unique among Austrian energy supply companies, as is the range of EVN school materials. Numerous teaching aids for primary and secondary schools on the subject of energy, a wide range of excursions and power station tours, as well as regular talks by EVN advisors in schools throughout Lower Austria, form the focal points of EVN's activities in this area.

More than 30,000 differing EVN teaching aids are distributed among Lower Austrian schoolchildren free of charge. Even more young people come into personal contact with EVN by taking advantage of the guided tours on offer, or by attending a presentation given by an EVN expert to their class. During the 2002/03 school year, EVN employees held 755 school presentations and 22,650 children toured EVN plants.

With an attractive programme for children at various EVN events, as well as the separate Internet site for young people, the much-loved photo button machine or an energy quiz, e.g. the one included in this year's Children's Safety Olympics, EVN seeks to create a positive relationship with its future customers at a very early stage.



A special EVN offer for schools. A day's skiing at a Lower Austrian resort.



Ski4Free

In winter 2002/03, the EVN school service introduced a new highlight in the form of the "Ski4Free" promotion. Over 17,000 Lower Austrian school students took advantage of the offer of a day's skiing in Annaberg, on the Hochkar, in Lackenhof am Ötscher, or on the Semmering. Excellent organisation, learning to ski with professional instructors and not least, plenty of fun in the fresh air, all served to make the students even more enthusiastic about this healthy form of sport.

Regional cultural highlights


EVN supported the fairy-tale ramble revolving around the topic of water, held at Schloss Grafenegg in Lower Austria.

In accordance with the assignments contained in its mission statement regarding the sponsorship of the arts and culture in Lower Austria, apart from several on-going projects, during the 2002/03 financial year, EVN primarily sponsored regional, cultural events. For the local people these events all shared a strong, emotive content and thus provided a sustained positive image transfer for EVN. In the past financial year the "Allegro Vivo" festival of chamber music, a fairytale ramble revolving around the topic of water, which was held at Schloss Grafenegg for children both large and small, and a number of other Lower Austrian summer festivals were all supported.

The "Prototype 2002" festival of electronic music



As EVN's contribution to the "Long Night of the Museums", a joint event organised by the Austrian Broadcasting Corporation (ORF) and numerous museums throughout Austria, in October 2002 the Theiss power station formed the showcase for a festival of electronic music. In a clubbing atmosphere, artists from Finland, Sweden, Russia, Austria and South Africa presented a combination of electronic music, technology, architecture and art to more than 500 enthusiastic guests in a programme that lasted well into the early hours of the morning. The event also witnessed the first presentation of the latest sound installation by the Lower Austrian artist Franz Pomassl. This was placed in the power station's 39 m high waste heat steam generator and during a trip from the top of the boiler plant to the ground floor offered a range of acoustic fields from base tones of 20 Hz to high sounds of 20,000 Hz.

Co-operation with the Donauauen National Park – barn owls to nest in EVN transformer stations



Within the scope of a joint conservation project with the Donauauen National Park, the Haringsee bird of prey station and zoologists, nesting boxes have been installed in 15 EVN tower transformer stations in order to provide this threatened species with opportunities for breeding. As a result of the modern design of farm buildings and the increasing number of closed church attics, barn owls find it virtually impossible to discover "natural" nesting sites. The EVN transformer stations represent an ideal alternative for the barn owls, not only due to their height, but also their general proximity to developed areas, which offers plentiful opportunities for mouse hunting. The first nesting boxes were put in place at the end of September 2002. Although no owls have settled in the stations up to now, further nesting boxes are planned, as the success of this project demands a long-term, sustained commitment.

The EVN Collection

The EVN Collection was founded in 1995 and is administered by the "EVN Art Committee", which consists of highly respected expert curators. Among many others, three aspects form the main features of the collection:

- Openness with regard to differing media and topics.
- A relation to the present and a connected claim to quality.
- An international focus.

A central aim of the EVN Collection is also to make its primary characteristics and intentions clear to the company work force. Apart from direct "encounters" through the presentation of art works in the daily working environment (stairwells, conference rooms and in the EVN FORUM event centre), activities in this connection include the communication of contemporary art through exhibition visits. Within the scope of the "EVN. Art. Discussion" scheme, employees and their relations are invited to view current exhibitions and thereby sharpen their perceptions and become acquainted with new ways of "seeing". Today, the arts pursue controversial, socio-political questions and the communication of this fact, as well as the provision of a possibility for reactions, are intended to remain a theme for the EVN Collection.

Accordingly, guided tours, discussions with artists and exhibition visits relating to the EVN Collection are also on offer to culturally interested people from outside the company **(evn.sammlung@ evn.at)**.



Róza El-Hassan (* 1964, Budapest)
Dreaming about overpopulation II, 2000
Wood, 75 x 65 x 50 cm

Statement of the environmental auditors

As environmental auditors accredited in accordance with Section I of the Environmental Management Act (UMG) pursuant to the Directive 92.770/233-IX/I/96 from December 17, 1996, subsequently 92.770-IV/9/00 from March 9, 2000 (BMwA), we have examined the content of the "Ecology", "Society" and "Dialogue with Stakeholders" sections of the EVN Sustainability Report, which relates to the period from October 1, 2002 to September 30, 2003, and following random sampling and the completion of an audit on November 17, 2003 can verify both the content and the derivative sustainable effects.

Vienna, November 17, 2003


AUSTRIA
ÖKO-CERT
Umweltgutachter

ÖKO-CERT AUSTRIA
Environmental Auditing Association

Hans Kolb m.p.
Judicially accredited expert
for mining and metallurgy

Franz W. Mayer m.p.
Judicially accredited expert
for clean air, waste and industrial waste

Richard Schönstein m.p.
Officially appointed
team member

Georg Schörner m.p.
Judicially accredited expert
for ecology and environmental compatibility

Verifiers' report

We were instructed by EVN AG to verify the figures contained in the EVN AG Corporate Responsibility Report for the 2002/03 financial year. The Corporate Responsibility Report itself is the responsibility of the EVN AG management.

On the basis of the assignment allocated to us, we express the following opinion:

The financial figures contained in the "Economy" section of this report are taken from the consolidated financial statements of EVN AG as at September 30, 2003, September 30, 2002 and September 30, 2001, which were prepared in accordance with the International Accounting Standards, respectively the International Financial Reporting Standards, and received our unqualified auditor's opinion. The financial data in the aforementioned section is correctly repeated.

In addition, we would like to point out that for an understanding of the financial figures, the consolidated financial statements of EVN AG for the 2002/03 financial year should be read together with the notes to the financial statements.

Vienna, November 18, 2003


KPMG

KPMG Austria GmbH

Johann Perthold m.p.
Chartered accountant
and tax consultant

Peter Honzak m.p.
Chartered accountant
and tax consultant

EVN AG

Head Office

EVN Platz
A-2344 Maria Enzersdorf
Phone +43 2236 200-0
Fax +43 2236 200-2030

Investor Relations

Georg Waldner
Phone +43 2236 200-12718
Fax +43 2236 200-82718
e-mail investor.relations@evn.at

Environmental Controlling and Safety Department

Hans-Georg Rych
Phone +43 2236 200-12526
Fax +43 2236 200-82526
e-mail umweltcontrolling@evn.at

Human Resources Department

Karl Huber
Phone +43 2236 200-12092
Fax +43 2236 200-84714
e-mail karl.huber@evn.at

Information on the Internet

www.evn.at
www.investor.evn.at

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